     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1998

                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------
                              SCHULER HOMES, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                          1531                  99-0293125
 (State or other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
Incorporation or Organization)                                        No.)

                        828 FORT STREET MALL, 4TH FLOOR
                             HONOLULU, HAWAII 96813
                                 (808) 521-5661

    (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

                                PAMELA S. JONES
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        828 FORT STREET MALL, 4TH FLOOR
                             HONOLULU, HAWAII 96813
                                 (808) 521-5661

 (Name, address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)
                               ------------------

                                   COPIES TO:

                           THOMAS A. BEVILACQUA, ESQ.
                              NORA L. GIBSON, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                              TWO EMBARCADERO ROAD
                                 2200 GENG ROAD
                              PALO ALTO, CA 94303
                                 (650) 424-0160
                               ------------------

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                               ------------------

                        CALCULATION OF REGISTRATION FEE

                                                                      PROPOSED MAXIMUM     PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF                   AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
         SECURITIES TO BE REGISTERED               BE REGISTERED        PER UNIT (1)      OFFERING PRICE (1)    REGISTRATION FEE
9% Senior Notes due 2008......................     $100,000,000             100%             $100,000,000            $29,500

(1) Pursuant to Rule 457(f)(2) of the Securities Act of 1933, as amended, the registration fee has been estimated based on the book value of the securities to be received by the Registrant in exchange for the securities to be issued hereunder in the Exchange Offer described herein.
                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION DATED JUNE 25, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY AN OFFER BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTIVE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE SHOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                              SCHULER HOMES, INC.

    [LOGO]
                           OFFER FOR ALL OUTSTANDING
                            9% SENIOR NOTES DUE 2008
                                IN EXCHANGE FOR
                            9% SENIOR NOTES DUE 2008

      THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
                                 , 1998, UNLESS EXTENDED.
                            ------------------------

    Schuler Homes, Inc., a Delaware corporation ("Schuler Homes" or the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange its 9% Senior Notes due 2008 (the "Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein), of which this Prospectus is a part, for a like principal amount of its outstanding 9% Senior Notes due 2008 (the "Old Notes"), of which $100.0 million principal amount is outstanding.

    The Company will accept for exchange any and all Old Notes that are validly tendered and not withdrawn on or prior to 5:00 p.m., New York City time, on
           , 1998 unless the Exchange Offer is extended (the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time on the Expiration Date. The Notes will be issued and delivered promptly after the Expiration Date. The Exchange Offer is not conditioned upon any principal amount of the Old Notes being tendered for exchange. See "The Exchange Offer." Old Notes may be tendered only in integral multiples of $1,000. The Company has agreed to pay the expenses of the Exchange Offer.

    The Notes will be obligations of the Company evidencing the same debt as the Old Notes and will be entitled to the benefits of the same indenture, dated as of May 6, 1998 (the "Indenture"), between the Company and U.S. Trust Company of California, N.A., as trustee (the "Trustee"). The form and terms of the Notes are substantially the same as the form and terms of the Old Notes except that the Notes have been registered under the Securities Act. See "The Exchange Offer."

    The Notes will bear interest from May 6, 1998. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued up until the date of the issuance of the Notes. Such waiver will not result in the loss of interest income to such Holders, since the Notes will bear interest from the issue date of the Old Notes.

    Interest on the Notes will be payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 1998. The Notes will mature on April 15, 2008. Except as set forth below, the Notes will not be redeemable prior to April 15, 2003. Thereafter, the Notes will be redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to April 15, 2001, the Company may, subject to certain requirements, redeem up to 35% of the original aggregate principal amount of the Notes with the net cash proceeds of one or more Equity Offerings (as defined herein), at 109.000% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption; PROVIDED, that at least $65 million of Notes remain outstanding immediately after any such redemption. Upon the occurrence of a Change of Control (as defined herein), each holder of the Notes may require the Company to repurchase such holder's Notes, in whole or in part, at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes -- Change of Control."

    Each broker-dealer that receives Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Notes. The Letter of Transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities. The Company has agreed that for a period of 180 days after consummation of the Exchange Offer, it will make this Prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    There has been no public market for the Old Notes. If a market for the Notes should develop, the Notes could trade at a discount from their principal amount. The Company does not intend to list the Notes on a national securities exchange or quotation system. There can be no assurance that an active public market for the Notes will develop.

                           --------------------------

    SEE "RISK FACTORS" WHICH BEGINS ON PAGE 15 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN RISKS THAT HOLDERS OF OLD NOTES SHOULD CONSIDER IN CONNECTION WITH THIS EXCHANGE OFFER.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
   OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
         OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE."

                           --------------------------

               The date of this Prospectus is            , 1998.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Notes offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Notes offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of certain documents filed as exhibits to the Registration Statement are not necessarily complete and, in each case, are qualified by reference to the document so filed.

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. The Registration Statement and such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional offices of the Commission: New York Regional office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional office, Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60601. Copies of such material can be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains an Internet Web Site at www.sec.gov that contains reports and other information.

    The Company intends to furnish to each holder of the Notes annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year. The Company also will furnish to each holder of the Notes such other reports as may be required by applicable law.

    The principal executive offices of the Company are located at 828 Fort Street Mall, 4th Floor, Honolulu, Hawaii 96813, and its telephone number is
(808) 521-5661.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27a OF THE SECURITIES ACT AND SECTION 21e OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, STATEMENTS REGARDING THE COMPANY'S FUTURE FINANCIAL POSITION, BUSINESS STRATEGY, BUDGETS, PROJECTED COSTS AND PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS, ARE FORWARD-LOOKING STATEMENTS. IN ADDITION, FORWARD-LOOKING STATEMENTS GENERALLY CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "INTEND," "ESTIMATES," "ANTICIPATE," "BELIEVE," "SHOULD," "PLANS" OR "CONTINUE" OR THE NEGATIVE THEREOF OR VARIATIONS THEREON OR SIMILAR TERMINOLOGY. WITHOUT LIMITING THE FOREGOING, FORWARD-LOOKING STATEMENTS ARE SET FORTH HEREIN UNDER THE CAPTIONS "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS." ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING, WITHOUT LIMITATION, THE FOLLOWING: (I) THE HOMEBUILDING

INDUSTRY MARKET CONDITIONS; (II) INTEREST RATES AND MORTGAGE FINANCING; (III) THE RISKS RELATED TO LEVERAGE AND THE POTENTIAL ADVERSE EFFECT OF INDEBTEDNESS ON FUTURE OPERATIONS; (IV) GEOGRAPHIC CONCENTRATION AND THE RISKS OF EXPANSION;
(V) THE VARIABILITY OF RESULTS; (VI) COMPETITION; (VII) GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS; (VIII) NATURAL DISASTERS; (IX) RISKS OF MATERIAL AND LABOR SHORTAGES; (X) WARRANTY RISKS; AND (XI) LITIGATION. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY, OR PERSONS ACTING ON ITS BEHALF, ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission (File No. 0-19891) pursuant to the Exchange Act are incorporated herein by reference and made a part of this Prospectus:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

    2. The Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1998.

    3.  The Company's current report on Form 8-K filed April 17, 1998.

    4.  The Company's current report on Form 8-K filed May 7, 1998.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Exchange Offer contemplated hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date such documents are filed. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS IS DELIVERED, FROM PAMELA S. JONES, SECRETARY, SCHULER HOMES, INC., 828 FORT STREET MALL, 4TH FLOOR, HONOLULU, HAWAII 96813, (TELEPHONE NO. (808) 521-5661).

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT WHERE OTHERWISE INDICATED, THE "COMPANY" OR "SCHULER HOMES" MEANS SCHULER HOMES, INC. AND ITS SUBSIDIARIES.

                                  THE COMPANY

OVERVIEW

    Schuler Homes designs, constructs, markets and sells single-family residences, townhomes and condominiums primarily to entry-level and first-time move-up buyers. The Company operates in five geographic markets: Colorado, Hawaii, Northern California, Oregon and Washington, four of which are among the strongest housing markets in the United States. The Company offers a variety of homes generally at prices ranging from approximately $125,000 to over $375,000, with an average sales price of $172,000 in 1997.

    Prior to 1997, the Company operated solely in the Hawaii market, one of the country's strongest residential housing markets in the late 1980s and early 1990s. Due to a decline in the Hawaiian economy which negatively impacted the Hawaiian residential housing market in the mid-1990s, the Company adopted a strategic expansion plan in late 1996 and early 1997 designed to geographically diversify the Company's operations outside of the Hawaii market and to improve the Company's overall return on invested capital. The expansion plan provided for the redeployment of capital generated by the Hawaii division to housing markets in the Western United States that have experienced significant population and employment growth in recent years. As a result of its aggressive diversification efforts, the Company reported significantly improved financial results in 1997 with revenues and EBITDA (as defined) of $229.6 million and $23.5 million, respectively, as compared to $93.6 million and $10.0 million, respectively, in 1996. In addition, in 1997 the Company (i) reduced its completed and unsold housing inventory in Hawaii by approximately 37%, (ii) generated approximately $32 million in cash flow in Hawaii, and (iii) derived approximately 63% of its revenues from sales in markets outside of Hawaii.

    Schuler Homes is one of the two largest builders of single-family residences, townhomes and condominiums in Hawaii. Since inception in March 1988 through December 31, 1997, the Company closed the sales of 5,162 homes and lots, of which 371 home and lot sales were closed during fiscal 1997. As of December 31, 1997, the Company had land zoned and entitled for 3,153 homes in Hawaii supported by the requisite infrastructure, which the Company believes provides it with a significant competitive advantage in the future given both the concentration of land ownership and the lack of zoned and entitled property in Hawaii.

    Schuler Homes entered the Denver, Colorado homebuilding market in January 1997 through the purchase of Melody Homes, Inc. ("Melody"), a homebuilder for over 45 years and one of the largest builders in the Denver market, and Melody Mortgage Co. ("Melody Mortgage"), a mortgage brokerage firm for Melody home buyers. The Company believes it is well-positioned to continue benefiting from the growing Denver housing market as a result of its strong land position (approximately 5,567 lots owned or controlled as of December 31, 1997) and its local market knowledge. During 1997, Melody's deliveries of homes increased by approximately 49% to 950 homes and its revenues increased by approximately 52% to $141.2 million. In addition, at December 31, 1997, Melody's backlog was 267 units, or $41.3 million, compared to 219 units, or $32.2 million at December 31, 1996.

    The Company also established two new homebuilding operations in Northern California and Oregon in late 1996. In 1997, the Company delivered 24 new homes in these markets, and as of December 31, 1997, these divisions owned or controlled 824 lots. Also, the Company further expanded its operations in the Pacific Northwest by acquiring a 49% interest in July 1997 (with an option to purchase the remaining 51% subject to certain performance contingencies) in Stafford Homes ("Stafford"), a homebuilder for over 30 years in the greater Seattle/Puget Sound area of Washington. During 1997, Stafford delivered 160 homes (82 since July 1), and as of December 31, 1997, owned or controlled 923 lots.

BUSINESS STRATEGY

    The Company's objective is to provide its customers with homes that incorporate quality and value while seeking to maximize its return on invested capital. To achieve this objective, the Company has developed a business strategy which focuses on the following elements:

    GEOGRAPHIC DIVERSIFICATION IN ATTRACTIVE GROWTH MARKETS. The Company has successfully expanded its operations from Hawaii to Colorado, Northern California, Oregon and Washington through acquisitions and new start-up operations. The Company believes that these markets provide the opportunity for superior returns based on their favorable prospects for economic, population and employment growth. As part of its strategy to further diversify geographically, the Company continues to evaluate market expansion opportunities, including potential acquisitions of homebuilding companies, joint ventures with existing companies as well as its own acquisition and development of homebuilding projects in certain areas.

    LEADING MARKET SHARES IN PRINCIPAL MARKETS. The Company seeks to achieve leading market shares in its principal markets, currently Denver, Colorado and Hawaii. Based on unit sales during 1997, the Company was the second largest homebuilder in both Denver and Hawaii.

    FOCUS ON BROAD ENTRY-LEVEL AND FIRST TIME MOVE-UP MARKET. The Company designs homes that appeal to a wide variety of home buyers with a primary focus on high-quality, single-family residences, townhomes and condominiums for entry-level and first-time move-up buyers. The Company maintains the flexibility to alter its product mix within a given market depending on market conditions and, in determining its product mix, considers demographic trends, demand for a particular type of product, margins, timing and the economic strength of the market. The Company believes that its focus on high-quality housing has helped it develop a positive reputation with homebuyers, landowners and, in Hawaii, governmental regulators. The average selling prices of the Company's units closed during the year ended December 31, 1997 were $220,000 in Hawaii and $149,000 in its mainland markets.

    MAINTAIN STRICT COST CONTROLS. The Company believes that maintaining stringent cost controls is a key factor in improving profitability. The Company controls costs and reduces risks by: (i) generally purchasing land that is already zoned for residential development; (ii) seeking to begin construction only after the "pre-sale" of homes to be developed (e.g., execution of a sales contract and receipt of home buyer deposits); (iii) utilizing prefabricated building materials and standardized design plans; (iv) utilizing experienced contractors; and (v) using its leading and long-standing market position in the Denver and Hawaii markets to obtain volume discounts on construction materials and favorable pricing from contractors.

    COMMITMENT TO CUSTOMER SATISFACTION. The Company is committed to providing customer satisfaction through quality construction and customer service. Division managers are responsible for the quality of construction and the level of customer satisfaction in their respective markets. In the Company's two largest markets, Colorado and Hawaii, customer satisfaction surveys indicated that 98% (survey conducted by Company) and 97% (survey conducted by outside third party), respectively, of customers in 1997 responded that they were satisfied with their purchase and would recommend a Company home to a friend.

    EXPERIENCED MANAGEMENT AND DECENTRALIZED OPERATIONS. The Company's senior corporate officers and division managers average over 25 years in the homebuilding business. Each division is run by a local manager. One of the essential criteria is the individual's in-depth familiarity with the geographic area within which the division operates. Major decisions by division managers, including decisions regarding selection of parcels of land for purchase and development, are made in conjunction with the corporate officers of the Company, and thereafter, each division manager conducts the operations of the division as a separate profit center with bonuses based on pre-tax earnings, returns on invested capital and performance against the financial budgets and operating plans of their respective divisions.

                              RECENT DEVELOPMENTS

    Schuler Homes recently announced operating results, unit closings and backlog for the first quarter of 1998. The Company generated revenues of $55.5 million for the quarter ended March 31, 1998, an 11.0% increase from revenues of $50.0 million during the first quarter of last year. During the quarter ended March 31, 1998, the Company closed the sale of 326 units in its consolidated entities, a 38.7% increase from closings of 235 units in its consolidated entities during the first quarter of last year. Furthermore, during the first quarter of 1998, the Company closed 64 units in its unconsolidated entities versus 5 units during the first quarter of last year; such increase was principally attributable to the inclusion of home sales from Stafford, in which the Company acquired an ownership interest in July 1997. EBITDA during the first quarter of 1998 was $6.7 million, a 61.8% increase from EBITDA of $4.1 million during the first quarter of last year, and operating income during the first quarter of 1998 was $4.3 million, a 99.2% increase from operating income of $2.2 million during the first quarter of last year. Net income during the first quarter of 1998 was $2.0 million ($0.10 per share), a 157.5% increase from net income of $0.8 million ($0.04 per share) during the first quarter of last year.

    Gross margin improved during the first quarter of 1998 with cost of residential real estate sold representing 79.1% of revenues compared to 82.9% of revenues in the first quarter of last year. The improvement in gross margin is largely attributable to higher average selling prices in the Company's Colorado operation and higher gross margins in the Company's Hawaiian operation due to lower recognition of deferred revenues pursuant to the Company's "zero down" sales program. Operating margins improved to 7.7% of revenues in the first quarter of 1998 from 4.3% of revenues in the first quarter of last year. The improvement in operating margin was primarily due to the increase in the Company's gross margin and to the contribution of $327,000 in income from its unconsolidated joint venture ownership interest in Stafford.

    At March 31, 1998, the Company's backlog was 553 units with an aggregate sales value of $105.5 million, compared to backlog at December 31, 1997 of 408 units with an aggregate sales value of $76.1 million, and backlog at March 31, 1997 of 468 units with an aggregate sales value of $78.9 million. In addition, at March 31, 1998, the Company's cash and cash equivalents, total debt and stockholders' equity amounted to approximately $5.3 million, $158.6 million and $165.4 million, respectively.

    For the twelve months ended March 31, 1998, the Company's revenues and EBITDA were $235.1 million and $26.1 million, respectively. The ratios of EBITDA to interest incurred and total debt (net of cash) to EBITDA for the twelve months ended March 31, 1998 were 2.2x and 5.9x, respectively.

                               ------------------

    THE COMPANY WAS INCORPORATED UNDER THE LAWS OF THE STATE OF HAWAII IN 1988 AND REINCORPORATED IN DELAWARE IN 1992. THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY ARE LOCATED AT 828 FORT STREET MALL, 4TH FLOOR, HONOLULU, HAWAII, 96813, AND ITS TELEPHONE NUMBER IS (808) 521-5661.

                             THE OLD NOTES OFFERING

Old Notes.......................  The Old Notes were sold by the Company (the "Old Notes
                                  Offering") on April 30, 1998 (the "Original Issue Date")
                                  to BancAmerica Robertson Stephens, Jefferies & Company,
                                  Inc., NationsBanc Montgomery Securities, LLC and Dillon
                                  Read Inc. (the "Initial Purchasers") pursuant to a
                                  Purchase Agreement dated April 30, 1998 (the "Purchase
                                  Agreement"). The Initial Purchasers subsequently reoffered the Old Notes to qualified institutional buyers in
                                  reliance on Rule 144A under the Securities Act to a
                                  limited number of institutional "Accredited Investors" (as defined in Rule 501(A)(1), (2), (3) or (7) under the
                                  Securities Act).

Registration Rights Agreement...  Pursuant to the Purchase Agreement, the Company and the
                                  Initial Purchasers entered into a Registration Rights
                                  Agreement dated as of April 30, 1998 (the "Registration
                                  Rights Agreement"), which grants the holders of the Old
                                  Notes certain exchange and registration rights. The
                                  Exchange Offer is intended to satisfy such exchange
                                  rights, which terminate upon the consummation of the
                                  Exchange Offer.

                                     THE EXCHANGE OFFER

The Exchange Offer..............  $1,000 principal amount of Notes will be issued in exchange for each $1,000 amount of Old Notes validly
                                  tendered pursuant to the Exchange Offer. As of the date
                                  hereof, $100.0 million in aggregate principal amount of
                                  Old Notes are outstanding. The Company will issue the
                                  Notes to tendering holders of Old Notes promptly after the
                                  Expiration Date.

Resales.........................  Based on an interpretation by the staff of the Commission set forth in Morgan Stanley & Co., Incorporated, SEC
                                  No-Action Letter (available June 5, 1991) (the "Morgan
                                  Stanley Letter"), Exxon Capital Holdings Corporation, SEC
                                  No-Action Letter (available May 13, 1988) (the "Exxon
                                  Capital Letter") and similar letters, the Company believes that Notes issued pursuant to the Exchange Offer in
                                  exchange for Old Notes may be offered for resale, resold
                                  and otherwise transferred by any person receiving such
                                  Notes, whether or not such person is the holder (other
                                  than any such holder or other person which is (i) a
                                  broker-dealer that receives Notes for its own account in
                                  exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making or
                                  other trading activities, or (ii) an "affiliate" of the
                                  Company within the meaning of Rule 405 under the
                                  Securities Act (collectively, "Restricted Holders"))
                                  without compliance with the registration and prospectus
                                  delivery provisions of the Securities Act, provided that
                                  (a) such Notes are acquired in the ordinary course of
                                  business of such holder or other person (b) neither such
                                  holder nor such other person is engaged in or intends to
                                  engage in a distribution of such Notes and (c) neither
                                  such holder nor other person has any arrangement or
                                  understanding with any person to participate in the
                                  distribution of such Notes. If any person were to be
                                  participating in the Exchange Offer for the purposes of
                                  participating in a distribution of the Notes in a manner
                                  not permitted by the

                                  Commission's interpretation, such person (a) could not
                                  rely upon the Morgan Stanley Letter, the Exxon Capital
                                  Letter or similar letters and (b) must comply with the
                                  registration and prospectus delivery of Securities Act in
                                  connection with a secondary resale transaction. Each
                                  broker or dealer that receives Notes for its own account
                                  in exchange for Old Notes that were acquired by such
                                  broker or dealer as a result of market-making or other
                                  activities, must acknowledge that it will deliver a
                                  prospectus in connection with any sale of such Notes. See
                                  "Plan of Distribution."

Expiration Date.................  5:00 p.m., New York City time, on      , 1998 unless the
                                  Exchange Offer is extended, in which the term "Expiration
                                  Date" means the latest date and time to which the Exchange
                                  Offer is extended.

Accrued Interest on the Notes
  and Old Notes.................  The Notes will bear interest from May 6, 1998. Holders of
                                  Old Notes whose Old Notes are accepted for exchange will
                                  be deemed to have waived the right to receive any payment
                                  in respect of interest on such Old Notes accrued to the
                                  date of issuance of the Notes.

Conditions to the Exchange
  Offer.........................  The Exchange Offer is subject to certain customary conditions. The conditions are limited and relate in
                                  general to proceedings which have been instituted or laws
                                  which have been adopted that might impair the ability of
                                  the Company to proceed with the Exchange Offer. As of the
                                  date of this Prospectus, none of these events had
                                  occurred, and the Company believes their occurrence to be
                                  unlikely. If any such conditions exist prior to the
                                  Expiration Date, the Company may (a) refuse to accept any
                                  Old Notes and return all previously tendered Old Notes,
                                  (b) extend the Exchange offer or (c) waive such
                                  conditions. See "The Exchange Offer -- Conditions."

Procedures for Tendering
  Notes.........................  Each holder of Old Notes wishing to accept the Exchange
                                  Offer must complete, sign and date the Letter of
                                  Transmittal, or a facsimile thereof, in accordance with
                                  the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such
                                  facsimile, together with the Old Notes to be exchanged and any other required documentation to the Exchange Agent (as defined) at the address set forth herein and therein.
                                  Tendered Old Notes, the Letter of Transmittal and
                                  accompanying documents must be received by the Exchange
                                  Agent by 5:00 p.m. New York City time, on the Expiration
                                  Date. See "The Exchange Offer -- Procedures for
                                  Tendering." By executing the Letter of Transmittal, each
                                  holder will represent to the Company that, among other
                                  things, the Notes acquired pursuant to be Exchange Offer
                                  are being obtained in the ordinary course of business of
                                  the person receiving such Notes, whether or not such
                                  person is the holder, that neither the holder nor any such other person is engaged in or intends to engage in a
                                  distribution of the Notes or has an arrangement or
                                  understanding with any person to participate in the
                                  distribution of such Notes, and that neither the holder
                                  nor any such other person is an "affiliate," as defined
                                  under Rule 405 of the Securities Act, of the Company.

Special Procedures for
  Beneficial Holders............  Any beneficial holder whose Old Notes are registered in the name of its broker, dealer, commercial bank, trust
                                  company or other nominee and who wishes to tender in the
                                  Exchange Offer should contact such registered holder
                                  promptly and instruct such registered holder to tender on
                                  its behalf. If such beneficial holder wishes to tender on
                                  its own behalf, such beneficial holder must, prior to
                                  completing and executing the Letter of Transmittal and
                                  delivering its Old Notes, either make appropriate
                                  arrangements to register ownership of the Old Notes in
                                  such holder's name or obtain a properly completed bond
                                  power from the registered holder. The transfer of record
                                  ownership may take considerable time. See "The Exchange
                                  Offer -- Procedures for Tendering."

Guaranteed Delivery
  Procedures....................  Holders of Old Notes who wish to tender their Old Notes and whose Old Notes are not immediately available or who
                                  cannot deliver their Old Notes and a properly completed
                                  Letter of Transmittal or any other documents required by
                                  the Letter of Transmittal to the Exchange Agent prior to
                                  the Expiration Date may tender their Old Notes according
                                  to the guaranteed delivery procedures set forth in "The
                                  Exchange Offer -- Guaranteed Delivery Procedures."

Withdrawal Rights...............  Tenders may be withdrawn at any time prior to 5:00 p.m.,
                                  New York City time, on the Expiration Date.

Untendered Old Notes;
  Consequences of Failure to
  Exchange......................  Following the consummation of the Exchange Offer, holders of Old Notes who do not tender their Old Notes will not
                                  have any further exchange rights and such Old Notes will
                                  continue to be subject to certain restrictions on
                                  transfer. Accordingly, the liquidity of the market for
                                  such Old Notes could be adversely affected.

                                  The Old Notes that are not exchanged pursuant to the
                                  Exchange Offer will remain restricted securities.
                                  Accordingly, such Old Notes may be resold only (i) to the
                                  Company, (ii) pursuant to Rule 144A or Rule 144 under the
                                  Securities Act or pursuant to another exemption under the
                                  Securities Act, (iii) outside the United States to a
                                  foreign person pursuant to the requirements of Rule 904
                                  under the Securities Act or (iv) pursuant to an effective
                                  registration statement under the Securities Act. See "The
                                  Exchange Offer -- Consequences of Failure to Exchange."

Acceptance of Old Notes and
  Delivery of Notes.............  Subject to certain conditions, the Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City
                                  time, on the Expiration Date. The Notes issued pursuant to the Exchange Offer will be delivered promptly after the
                                  Expiration Date. See "The Exchange Offer -- Terms of the
                                  Exchange Offer."

Certain Federal Income Tax
  Consequences..................  The exchange of Old Notes for Notes pursuant to the
                                  Exchange Offer will not be a taxable event for federal
                                  income tax purposes. A holder's

                                  holding period for Notes will include the holding period
                                  for Old Notes. For a discussion summarizing certain U.S.
                                  federal income tax consequences to holders of the Notes,
                                  see "Certain Federal Income Tax Consequences."

Federal and State Regulatory
  Requirements..................  Other than compliance with state securities or "blue sky"
                                  laws, there are no federal or state regulatory
                                  requirements that must be met prior to consummation of the
                                  Exchange Offer.

Rights of Dissenting Holders....  Holders of Old Notes do not have any appraisal or dissenting rights under the Delaware General Corporation
                                  Law in connection with the Exchange Offer. See "The
                                  Exchange Offer."

Exchange Agent..................  U.S. Trust Company of California, N.A. is serving as exchange agent (the "Exchange Agent") in connection with
                                  the Exchange Offer. Deliveries by hand should be addressed to U.S. Trust Company of California, N.A. c/o United
                                  States Trust Company of New York, 111 Broadway, Lower
                                  Level, New York, NY, 10006, Attention: Corporate Trust and
                                  Agency Services. Deliveries by overnight courier or
                                  express mail should be addressed to U.S. Trust Company of
                                  California, N.A. c/o United States Trust Company of New
                                  York, 770 Broadway, 13th Floor, New York, NY 10003,
                                  Attention: Corporate Trust and Agency Services, and
                                  deliveries by first class mail should be addressed to U.S.
                                  Trust Company of California, N.A c/o United States Trust
                                  Company of New York, P.O. Box 841, Peter Cooper Station,
                                  New York, NY 10276-0841, Attention: Corporate Trust and
                                  Agency Services. For information with respect to the
                                  Exchange Offer, contact the Exchange Agent at telephone
                                  number (800) 225-2398 or facsimile number (212) 420-6155.

Use of Proceeds.................  The Company will not receive any proceeds from the
                                  Exchange Offer. See "Use of Proceeds." The Company has
                                  agreed to bear the expenses of the Exchange Offer pursuant to the Registration Rights Agreement (as defined). No
                                  underwriter is being used in connection with the Exchange
                                  Offer.

                                 SUMMARY OF TERMS OF NOTES

    The Exchange Offer constitutes an offer to exchange up to $100.0 million aggregate principal amount of the Notes for up to an equal aggregate principal amount of Old Notes.
The Notes will be obligations of the Company evidencing the same indebtedness as the Old
Notes, and will be entitled to the benefit of the same indenture (the "Indenture"). The form and terms of the Notes are substantially the same as the form and terms of the Old Notes except that the Notes have been registered under the Securities Act. See "Description of the
Notes."

                                 COMPARISON WITH OLD NOTES

Freely Transferable.............  The Notes will be freely transferable under the Securities
                                  Act by holders who are not Restricted Holders. Restricted
                                  Holders are restricted from transferring the Notes without compliance with the registration and prospectus delivery
                                  requirements of the Securities Act. The Notes will be
                                  identical in all material respects (including interest
                                  rate, maturity and restrictive covenants) to the Old
                                  Notes, with

                                  the exception that the Notes will be registered under the
                                  Securities Act. See "The Exchange Offer -- Terms of the
                                  Exchange Offer."

Registration Rights.............  The holders of Old Notes currently are entitled to certain registration rights pursuant to the Registration Rights
                                  Agreement, dated as of April 30, 1998 (the "Registration
                                  Rights Agreement"), by and among the Company, BancAmerica
                                  Robertson Stephens, Jefferies & Company, Inc. NationsBanc
                                  Montgomery Securities LLC and SBC Warburg Dillon Read
                                  Inc., the initial purchasers of the Old Notes
                                  (collectively, the "Initial Purchasers"), including the
                                  right to cause the Company to register the Old Notes under the Securities Act if the Exchange Offer is not
                                  consummated prior to the Exchange Offer Termination Date
                                  (as defined). See "The Exchange Offer -- Conditions."
                                  However, pursuant to the Registration Rights Agreement,
                                  such registration rights will expire upon consummation of
                                  the Exchange Offer. Accordingly, holders of Old Notes who
                                  do not exchange their Old Notes for Notes in the Exchange
                                  Offer will not be able to reoffer, resell or otherwise
                                  dispose of their Old Notes unless such Old Notes are
                                  subsequently registered under the Securities Act or unless an exemption from the registration requirements of the
                                  Securities Act is available.

                                     TERMS OF THE NOTES

Maturity Date...................  April 15, 2008.

Interest Payment Dates..........  April 15 and October 15 of each year, commencing on
                                  October 15, 1998.

Optional Redemption.............  The Notes may be redeemed, in whole or in part, at any time on or after April 15, 2003 at the option of the
                                  Company, at the redemption prices set forth herein, plus,
                                  in each case, accrued and unpaid interest, if any, to the
                                  date of redemption. In addition, at any time prior to
                                  April 15, 2001, the Company may, subject to restrictions
                                  in the Indenture, at its option, redeem up to 35% in
                                  aggregate principal amount of the Notes issued under the
                                  Indenture at a redemption price of 109% of the principal
                                  amount thereof, plus accrued and unpaid interest to the
                                  date of redemption, with the net cash proceeds of an
                                  Equity Offering, provided that not less than 65% of the
                                  aggregate principal amount of the Notes issued under the
                                  Indenture remain outstanding immediately after the
                                  occurrence of such redemption.

Offers to Purchase..............  In the event of a Change of Control, each Holder will have the right to require the Company to repurchase such
                                  Holder's Notes, in whole or in part, at a price of 101% of the aggregate principal amount thereof, plus accrued and
                                  unpaid interest to the date of repurchase. In addition,
                                  the Company will, under certain circumstances, be
                                  obligated to make an offer to repurchase a portion of the
                                  Notes in the event of the Company's failure to maintain a
                                  minimum Consolidated Net Worth or in the event of certain
                                  asset sales.

Ranking.........................  The Notes will be general unsecured obligations of the
                                  Company and will rank senior in right of payment to all
                                  existing and future

                                  subordinated Indebtedness of the Company and will rank
                                  PARI PASSU in right of payment with all other current and
                                  future senior unsecured Indebtedness of the Company,
                                  including Indebtedness outstanding under the Company's
                                  Revolving Credit Facility. As of December 31, 1997, after
                                  giving effect to the Exchange Offer, the aggregate amount
                                  of outstanding Indebtedness of the Company would have been
                                  $157.5 million, of which approximately $100.0 million
                                  would have constituted Senior Debt.

Subsidiary Guarantees...........  The Notes will be unconditionally and jointly and severally guaranteed, on a senior unsecured basis, by the
                                  Company's Restricted Subsidiaries, and each of the
                                  Company's material future Restricted Subsidiaries. The
                                  Guarantees will be general unsecured obligations of each
                                  Guarantor and will rank senior in right of payment to all
                                  existing and future subordinated Indebtedness and PARI
                                  PASSU with such Guarantor's other existing and future
                                  senior unsecured Indebtedness.

Certain Covenants...............  The Indenture will, among other things, limit the ability of the Company and its Restricted Subsidiaries to: (i)
                                  incur additional indebtedness; (ii) create liens; (iii)
                                  make certain restricted payments; (iv) sell assets; (v)
                                  enter into transactions with Related Persons; (vi) make
                                  certain payments affecting Restricted Subsidiaries; and
                                  (vii) merge, consolidate or transfer substantially all of
                                  their assets.

                                  RISK FACTORS

    The homebuilding industry is cyclical and is significantly affected by changes in economic and other conditions, such as variability in real estate values and the availability and cost of mortgage financing for the Company's customers. A majority of the Company's markets have been, and are expected to continue to be, sensitive to such changes in economic conditions. For a discussion of these and other factors that should be considered in evaluating an investment in the Notes, see "Risk Factors."

            SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

    The following table sets forth summary consolidated historical and operating information of the Company for the periods indicated. The Company's summary consolidated historical financial information was derived from the Company's Consolidated Financial Statements. The information presented below should be read in conjunction with "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes thereto, included elsewhere in this Prospectus.

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                     -------------------------------
                                                                                       1997       1996       1995
                                                                                     ---------  ---------  ---------

                                                                                      (DOLLARS IN THOUSANDS, EXCEPT
                                                                                        AVERAGE SALES PRICE DATA)
STATEMENT OF OPERATIONS DATA:
  Residential real estate sales (1)................................................  $ 229,624  $  93,645  $ 132,897
  Cost and expenses:
    Residential real estate sales..................................................    184,843     76,612    101,356
    Inventory impairment loss (2)..................................................         --     23,910      9,405
    Selling and commissions........................................................     17,268      7,767      7,333
    General and administrative.....................................................     13,596      4,179      4,167
                                                                                     ---------  ---------  ---------
      Total costs and expenses.....................................................    215,707    112,468    122,261
  Income (loss) from unconsolidated joint ventures.................................       (136)       157        967
                                                                                     ---------  ---------  ---------
      Operating income (loss)......................................................     13,781    (18,666)    11,603
  Other income (expense)...........................................................     (4,261)        (9)       462
                                                                                     ---------  ---------  ---------
      Income (loss) before provision for income taxes..............................      9,520    (18,675)    12,065
  Provision (credit) for income taxes..............................................      3,634     (7,289)     4,703
                                                                                     ---------  ---------  ---------
      Net income (loss)............................................................  $   5,886  $ (11,386) $   7,362
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
OTHER FINANCIAL DATA:
  EBITDA (3).......................................................................  $  23,500  $   9,958  $  25,995
  EBIT (4).........................................................................     19,693      8,752     24,899
  Interest incurred................................................................     11,845      7,865      5,833
  Ratio of EBITDA to interest incurred.............................................        2.0x       1.3x       4.5x

SELECTED OPERATING DATA:
  Unit closings
    Consolidated:
      Colorado.....................................................................        950         --         --
      Hawaii (5)...................................................................        343        460        559
      Northern California..........................................................         15         --         --
      Oregon.......................................................................          9         --         --
                                                                                     ---------  ---------  ---------
        Total......................................................................      1,317        460        559
    Unconsolidated Joint Ventures:
      Hawaii (6)...................................................................         28         52         76
      Washington (7)...............................................................         82         --         --
                                                                                     ---------  ---------  ---------
        Total......................................................................      1,427        512        635
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------
  Average sales price
    Consolidated:
      Colorado.....................................................................  $ 149,000  $      --  $      --
      Hawaii (5)...................................................................    228,000    234,000    238,000
      Northern California..........................................................    141,000         --         --
      Oregon.......................................................................    179,000         --         --
        Total......................................................................    169,000    234,000    238,000
    Unconsolidated Joint Ventures:
      Hawaii (6)...................................................................    130,000    126,000    136,000
      Washington (7)...............................................................    223,000         --         --
        Total......................................................................    172,000    225,000    225,000

Backlog at period end, units (8)...................................................        408         78        137
Backlog at period end, aggregate sales value (8)...................................  $  76,125  $  18,277  $  30,922

                                                                                                     AS OF
                                                                                               DECEMBER 31, 1997
                                                                                             ----------------------
                                                                                                            AS
                                                                                                         ADJUSTED
                                                                                              ACTUAL        (9)
                                                                                             ---------  -----------

                                                                                             (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Inventories..............................................................................  $ 291,081   $ 291,081
  Total assets.............................................................................    340,571     346,867
  Revolving Credit Facility................................................................     91,077           0
  9% Senior Notes due 2008.................................................................         --      98,407
  6.50% Convertible Subordinated Debentures due 2003.......................................     57,500      57,500
  Other indebtedness.......................................................................      2,627          --
  Total debt...............................................................................    151,204     155,907
  Total stockholders' equity...............................................................    163,355     163,355

------------

(1) Revenue from a sale is recognized upon the closing of the sale and when the down payment requirement has been met. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

(2) Represents non-cash charges pursuant to Financial Accounting Standards Board Statement No. 121. See Notes 1 and 3 of Notes to Consolidated Financial Statements.

(3) EBITDA means income (loss) before provision for income taxes, plus (i) interest expensed, (ii) amortization of capitalized interest included in cost of sales, (iii) depreciation and amortization and (iv) inventory impairment losses. EBITDA is a widely accepted financial indicator of a company's availability to service debt. However, EBITDA should not be considered as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity.

(4) EBIT means EBITDA less depreciation and amortization.

(5) Includes homes and lots sold pursuant to the Company's "zero-down" sales program in Hawaii. Approximately $3.4 million and $14.7 million of revenues associated with 18 and 70 "zero-down" closings were deferred in 1997 and 1996, respectively. These revenues are recognized when the related notes receivable have been paid in full.

(6) Reflects 100% of the information with respect to the Company's two 50% owned joint ventures in Hawaii, Iao Partners and Waiakoa Estates Subdivision Joint Venture.

(7) Reflects 100% of the information with respect to Stafford in which the Company acquired a 49% interest in July 1997. The number of sales closed for the year ended December 31, 1997 would have been 160 if the Company had an ownership interest in Stafford Homes for the entire year.

(8) Represents homes/lots subject to pending sales contracts that have not yet closed. As such contracts are subject to certain conditions being satisfied and may be canceled by the buyer at any time, no assurances can be given that homes/lots subject to pending sales contracts will result in closings.

(9) As adjusted to reflect the issuance and sale of the Old Notes and the application of the net proceeds therefrom. See "Capitalization."

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING SPECIFIC RISK FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE TENDERING OLD NOTES IN EXCHANGE FOR THE NOTES OFFERED HEREBY. THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT ITS PLANS, INTENTIONS AND EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH PLANS, INTENTIONS OR EXPECTATIONS WILL BE ACHIEVED. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INCLUDED IN OR SUGGESTED BY ANY FORWARD-LOOKING STATEMENTS ARE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE RISK FACTORS SET FORTH BELOW.

HOMEBUILDING INDUSTRY MARKET CONDITIONS

    The homebuilding industry is cyclical and affected by changes in general and local economic and other conditions including employment levels, demographic considerations, availability of financing, interest rate levels, consumer confidence and housing demand. The risks inherent to homebuilders in purchasing and developing land increase as consumer demand for housing decreases. Because of the long-term financial commitment involved in purchasing a home, general economic uncertainties tend to result in more caution on the part of home buyers, which, in turn, tends to result in fewer home purchases. In addition, homebuilders are subject to various risks, many of them outside the control of the homebuilder including competitive overbuilding, availability and cost of building lots, availability and cost of materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations, and increases in real estate taxes and other local government fees and the level of interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the recent downturn and continued uncertainty in Asian financial markets, including the devaluation of various Asian currencies, could have an adverse impact on the Colorado, Hawaii, California, Oregon or Washington economies and the demand for homes in those states.

    The development, construction and sale of homes are subject to various risks including, among others, the continued availability of suitable undeveloped land at reasonable prices. The homebuilding industry is also subject to the potential for significant variability and fluctuations in real estate values. Although the Company believes that its projects are currently reflected on the Company's balance sheet at or below the fair value, no assurances can be given that, in the future, write-downs will not be material in amount.

INTEREST RATES; MORTGAGE FINANCING

    Virtually all purchasers of the Company's homes finance their purchases with mortgage financing from lenders. In general, housing demand is adversely affected by increases in interest rates, unavailability of mortgage financing, increasing housing costs and unemployment. If mortgage interest rates increase and the ability of prospective buyers to finance home purchases is adversely affected, the Company's residential real estate sales, gross margins and net income and the market prices of the Company's securities may be adversely impacted. The Company's homebuilding activities are also dependent upon the availability and cost of mortgage financing for buyers of homes owned by potential customers so those customers ("move-up buyers") can sell their homes and purchase a home from the Company. In addition, the Company believes that the availability of Federal Housing Administration ("FHA") mortgage financing is an important factor in marketing many of its homes. Any limitations or restrictions on the availability of such financing could adversely affect the Company's residential real estate sales. Furthermore, changes in Federal income tax laws may affect demand for new homes. Proposals have been publicly discussed to eliminate or limit the deductibility of mortgage interest for Federal income tax purposes and to eliminate or limit tax-free rollover treatment provided under current law where proceeds of the sale of a principal residence are reinvested in a new principal residence. Enactment of such proposals may have an adverse effect on the homebuilding industry in general, and demand for the Company's products in particular. No prediction can be made whether any such proposals will be enacted and, if enacted, the particular form such laws would take.

LEVERAGE; POTENTIAL ADVERSE EFFECT OF INDEBTEDNESS ON FUTURE OPERATIONS

    As of December 31, 1997, after giving effect to the issuance of the Old Notes and the application of the net proceeds therefrom, the outstanding indebtedness of the Company would have been $157.5 million and the Company would have had stockholders' equity of approximately $163.4 million. In addition, subject to restrictions in the indenture (the "1993 Indenture") governing the Company's 6 1/2% Convertible Subordinated Debentures due 2003 (the "1993 Subordinated Notes") and the indenture governing the Notes, the Company may incur additional indebtedness in the future, a portion of which may be secured. The degree to which the Company is leveraged could have an adverse impact on the Company, including (i) increased vulnerability to adverse general economic and market conditions, (ii) impaired ability to expand and to respond to increased competition, (iii) impaired ability to obtain additional financing for future working capital, capital expenditures, general corporate or other purposes and
(iv) requiring that a significant portion of cash provided by operating activities be used for the payment of debt obligations, thereby reducing funds available for operations and future business opportunities.

    The Company's ability to make required debt service payments in the future will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control, as well as the availability of borrowing under the Revolving Credit Facility or any successor bank credit facility. The Company will require substantial amounts of cash to fund scheduled payments of principal and interest on its outstanding Indebtedness, contingent earnout payments with respect to certain acquisitions, as well as future capital expenditures and any increased working capital requirements. If the Company is unable to meet its cash requirements out of cash flow from operations and its available borrowings, there can be no assurance that it will be able to obtain alternative financing or that it will be permitted to do so under the terms of the Revolving Credit Facility or other debt instruments. In the absence of such financing, the Company's ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements may be adversely affected. If the Company does not generate sufficient cash flow from operations to repay the Notes at maturity, it could attempt to refinance the Notes; however, no assurance can be given that such a refinancing would be available on terms acceptable to the Company, if at all. In addition, there can be no assurance that the Company will have available the financial resources necessary to repurchase any or all Notes tendered upon a Change in Control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

GEOGRAPHIC CONCENTRATION; RISKS OF EXPANSION

    The Company's operations are situated in Colorado, Hawaii, Northern California, Oregon and Washington. Adverse general economic conditions in these markets could have a material adverse impact on the operations of the Company. In 1997, approximately 61% of the Company's revenues and a significant portion of the Company's operating income were derived from operations in its Colorado market. In addition, at December 31, 1997, approximately 74% of the Company's total inventories were located in Hawaii. The Company's performance could be significantly affected by changes in the Colorado and Hawaii markets.

    In 1997, the Company significantly expanded its operations, moving into the Colorado, Northern California, Oregon and Washington markets, thus exposing the Company to risks inherent in those markets. New markets may prove to be less stable and may involve delays, problems and expenses, including construction issues and risks such as expansive soils and extreme seasonal weather conditions, not typically found by the Company in the Hawaii market, with which it is most familiar. See "Business." No assurances can be given that the Company will be able to successfully establish operations outside of its existing markets or that such expansion will not adversely affect its results of operations.

    Since inception, the Company has experienced substantial sales growth. While the Company has recently expanded its management and administrative personnel in the land acquisition, construction management, financial and administrative areas, the Company anticipates hiring additional personnel and enhancing its management information systems to meet anticipated future growth. There can be no assurance that such expansion or enhancement can be accomplished on a timely and cost-effective basis without disrupting the Company's operations. Further, there can be no assurance that such growth will continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIABILITY OF RESULTS

    The Company has experienced, and expects to continue to experience, significant variability in sales and net income. Factors that contribute to variability of the Company's results include: the timing of home closings, a substantial portion of which historically have occurred in the last month of each quarter; the Company's ability to continue to acquire additional land on favorable terms for future developments; the condition of the real estate markets and economies in which the Company operates; the cyclical nature of the homebuilding industry and changes in prevailing interest rates; costs of material and labor; and delays in construction schedules caused by timing of inspections and approval by regulatory agencies, including zoning approvals and receipt of entitlements, the timing of completion of necessary public infrastructure, the timing of utility hookups and adverse weather conditions. The Company's historical financial performance is not necessarily a meaningful indicator of future results and, in general, the Company's financial results will vary from development to development, and from fiscal quarter to fiscal quarter.

COMPETITION

    The development and sale of residential properties is highly competitive and fragmented. The Company competes for residential sales on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous national, regional and local builders, including some builders with greater financial resources. The Company also competes for residential sales with individual resales of existing homes and available rental housing. The Company believes that it compares favorably to other builders in the markets in which it operates, due primarily to (i) its experience within its geographic markets, (ii) its responsiveness to market conditions, and (iii) its reputation for quality design, construction and service. Competition is particularly intense when the Company enters or starts operations in a new market area until its reputation becomes firmly established in that area.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

    GENERAL. In developing a project, the Company must obtain the approval of numerous governmental authorities regulating such matters as permitted land uses and levels of density and the installation of utility services such as electricity, water and waste disposal. Several governmental authorities have imposed fees as a means of defraying the cost of providing certain governmental services to developing areas. Because the Company historically has generally purchased land that has already been zoned and fully entitled for residential development, restrictive zoning issues have not had a material adverse effect on the Company's development activities. However, there is no assurance that these and other restrictions will not adversely affect the Company in the future, especially to the extent that it purchases land not already zoned for development. The Company is also subject to local, state and federal statutes and rules regulating environmental matters, protection and preservation of archeological finds, zoning, building design and density requirements which limit the number of homes that can be built within a particular project, and fees imposed to defray the cost of providing certain governmental services to developing areas. These laws may result in delays, cause the Company to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally or archaeologically sensitive regions or areas.

    The Company may be subject to additional costs, delays or may be precluded entirely from developing its projects because of government regulations that could be imposed in the future due to unforeseen health, safety, welfare, archeological or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. Hawaii, in particular, has some of the strictest land use, environmental and agricultural laws in the United States, and the rezoning of land for urban development is a difficult and time-consuming process.

    To varying degrees, certain permits and approvals will be required to complete the residential developments in progress or currently being planned by the Company. The ability of the Company to obtain necessary approvals and permits for these projects is often beyond the Company's control and could restrict or prevent the development of otherwise desirable property. The length of time necessary to obtain permits and approvals increases the carrying costs of unimproved property acquired for the purpose of development and construction and could delay the timing of the closing of its sales. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application.

    HAWAII'S AFFORDABLE HOUSING REQUIREMENTS. To promote affordable housing, governmental agencies in Hawaii have implemented various formal and informal policies at both the state and county level. As a condition to rezoning land for urban development, it is the current practice of the Hawaii Land Use Commission to negotiate agreements with residential land developers for the provision of affordable housing. Generally, these conditions require developers of residential projects to offer for sale to eligible buyers a portion, typically from 10% to 60%, of the total number of units in the project at affordable prices usually determined as a price at which a purchaser earning up to 140% of the local median income is able to satisfy specified mortgage criteria. In addition to the state requirements, a developer often has to comply with affordable housing requirements imposed by the appropriate county governmental agencies during the county land use approval process. Generally, the county further defines the state's requirement, and is often times more restrictive than the state. Based upon this affordability criterion, specific price limitations are generally imposed on the homes that may satisfy a developer's affordable housing requirement. Increases in mortgage interest rates may decrease the sales price at which affordable homes may be sold thereby potentially reducing the profitability of affordable housing projects.

    Because a portion of the Company's focus is on Hawaii's affordable housing market, any material changes in the current policies of the Hawaii Land Use Commission and the various county authorities with regard to affordable housing conditions or related policies could adversely affect the Company's operations and financial results. See "Business -- Government Regulation and Environmental Matters."

DEPENDENCE ON JAMES K. SCHULER

    The Company's success is highly dependent upon the continuing services of its President and Chief Executive Officer, James K. Schuler. The loss of the services of James K. Schuler could have a material adverse effect on the Company.

NATURAL DISASTERS

    The climates and geology of many of the states in which the Company operates present special risks of natural disasters. To the extent that hurricanes, severe storms, earthquakes, droughts, floods, wildfires or other natural disasters or similar events occur, the homebuilding industry in general, and the Company's business in particular, in such states may be adversely affected.

    Demand in certain of the Company's markets is significantly influenced by weather, particularly weekend weather, which is when the majority of the Company's sales are initiated. In addition, adverse weather conditions may delay the timing of site improvements and foundation work, among other construction processes. Meteorologists are currently predicting that a severe weather phenomenon, known as "El Nino," which has impacted the U.S. in 1997 and early 1998 will continue to impact the U.S. in 1998, which may result in unusually cool and wet conditions in several of the Company's markets. The Company's results of operations could be materially adversely affected by this or other weather patterns which result in unseasonably cool temperatures, rain or snow, water shortages or floods.

RISK OF MATERIAL AND LABOR SHORTAGES

    The Company is not presently experiencing any serious material or labor shortages; however, the residential construction industry in the past has, from time to time, experienced serious material and labor shortages, including shortages in insulation, drywall, certain carpentry work and cement supply. Delays in construction of homes and higher costs due to these shortages and fluctuating lumber prices could have an adverse effect upon the Company's operations. The Company is also susceptible to delays caused by strikes affecting shipping and transportation of building materials necessary for the Company's business, particularly in Hawaii because of its remote location. In addition, many of the Company's contractors are represented by labor unions or collective bargaining agreements. No assurances can be given that the renegotiation of such agreements would not lead to a disruption of the Company's operations and an increase in its construction costs.

WARRANTY RISKS

    The Company generally provides limited warranties of at least one to two years for workmanship and materials and for longer periods with respect to structural components. Because the Company contracts its homebuilding work to qualified contractors or subcontractors who provide the Company with an indemnity and a lien release prior to receiving payment from the Company for their work, claims relating to workmanship and materials are generally the primary responsibility of the Company's contractors or subcontractors. However, to the extent that warranty claims are not covered by the Company's contractors or subcontractors, the Company has established a reserve to cover warranty expenses. The Company's historical experience is that such warranty expenses generally fall within the reserve established although no assurances can be given that this will be the experience in the future. From time to time, where deemed appropriate, the Company purchases structural warranty coverage from third party insurers.

    For homes closed from early 1990 until October 7, 1994, Melody's structural warranty coverage was with the Home Owners Warranty Corporation ("HOW"). On October 7, 1994, the Commonwealth of Virginia placed HOW under temporary receivership, and a permanent injunction followed on October 17, 1994. Terms of the injunction allowed policies that were effective prior to October 7, 1994, to be honored for their full term. It is Melody's understanding that HOW is currently paying approximately 50% of the costs associated with claims made under the HOW policies. Concurrent with the above, Melody entered into an agreement with Residential Warranty Corporation to provide its home buyers with equally suitable coverage for homes closed subsequent to October 7, 1994. The Company, based upon its due diligence in connection with the acquisition of Melody, believes that claims under Melody's warranty programs are substantially covered by Melody's warranty accruals or insurance. However, no assurances can be given that the Company will not incur future claims in any of its markets in excess of warranty accruals or insurance coverage.

CONTROL OF THE COMPANY

    At March 31, 1998, James K. Schuler owned approximately 54% of the Company's Common Stock. Due to this ownership position, Mr. Schuler has the ability to control the affairs and policies of the Company and has the ability to elect a sufficient number of directors to control the Board and to approve or disapprove any matter submitted to a vote of stockholders. Mr. Schuler's ownership position, together with the anti-takeover effects of certain provisions contained in the Company's Certificate of Incorporation and Bylaws and the repurchase option of the Holders of the Notes and the 1993 Subordinated Notes, may have the effect of delaying, deferring or preventing a change in control of the Company. These factors could have a negative effect on the market price of the Notes offered hereby. See "Principal Stockholders" and "Certain Transactions."

FRAUDULENT CONVEYANCE STATUTES

    Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent transfer law, if, among other things, the Company or any Guarantors, at the time it incurred the indebtedness evidenced by the Notes or its Guarantee, as the case may be, (i)(a) was or is insolvent or rendered insolvent by reason of such occurrence or (b) was or is engaged in a business or transaction for which the assets remaining with the Company or such Guarantor constituted unreasonably small capital or (c) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature, and
(ii) the Company or such Guarantor received or receives less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness, the Notes and the Guarantee could be voided, or claims in respect of the Notes or the Guarantees could be subordinated to all other debts of the Company or such Guarantor, as the case may be. The voiding or subordination of any of such pledges or other security interests or of any such indebtedness could result in an Event of Default (as defined in the Indenture) with respect to such indebtedness, which could result in acceleration thereof. In addition, the payment of interest and principal by the Company pursuant to the Notes or the payment of amounts by a Guarantor pursuant to a Guarantee could be voided and required to be returned to the person making such payment, or to a fund for the benefit of the creditors of the Company or such Guarantor, as the case may be.

    The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, the Company or a Guarantor would be considered insolvent if (i) the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature or (ii) it could not pay its debts as they become due.

    To the extent any Guarantees were voided as a fraudulent conveyance or held unenforceable for any other reason, Holders of Notes would cease to have any claim in respect of such Guarantor and would be creditors solely of the Company and any Guarantor whose Guarantee was not voided or held unenforceable. In such event, the claims of the Holders of Notes against the issuer of an invalid Guarantee would be subject to prior payment of all liabilities and preferred stock claims of such Guarantor. There can be no assurance that, after providing for all prior claims and preferred stock interests, if any, there would be sufficient assets to satisfy the claims of the Holders of Notes relating to any voided portions of any of the Guarantees.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

    In the event of a Change of Control, the Company will be required to repurchase all of the outstanding Notes at 101% of the aggregate principal amount thereof and all of the outstanding 1993 Subordinated Notes at specified prices, in both cases, plus accrued and unpaid interest, if any, to the repurchase date. There can be no assurance that the Company will have sufficient funds available or will be permitted by its other indebtedness agreements to repurchase the Notes and the 1993 Subordinated Notes upon the occurrence of a Change of Control. The Change of Control purchase feature of the Notes and the 1993 Subordinated Notes may in certain circumstances make it more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. The term "Change of Control" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company or result in a downgrade of the credit rating (if any) of the Notes nor would the requirement that the Company offer to repurchase the Notes upon a Change of Control necessarily afford Holders of the Notes protection in the event of a highly leveraged reorganization, merger or similar transaction involving the Company. See "Description of Certain Indebtedness" and "Description of the Notes -- Change of Control."

LITIGATION

    In April 1996, the Company was served with a purported class action complaint by owners of units and the Association of Owners of Fairway Village at Waikele alleging, among other things, material construction defects and deficiencies, misrepresentations regarding the cost of insurance and breach of a covenant of good faith and fair dealing. The complaint does not specify an amount of damages, but includes a claim for punitive damages.

Although this litigation is at an early stage of discovery, based on its current understanding of the lawsuit, the Company believes the claims to be largely without merit and that potential third party defendants and insurance coverage exist to offset a material portion of any damages from the alleged claims. The court has denied the motion to certify the class, and the litigation continues to be vigorously defended. A court date has been set for April 1999. If this lawsuit were decided adversely to the Company in all material respects, it could have a material adverse effect on the Company's business, financial condition and results of operations.

LACK OF PUBLIC MARKET FOR THE NOTES

    The Notes will be new securities for which there is currently no public market. The Company does not intend to list the Notes on any national securities exchange or quotation system. The Initial Purchasers have advised the Company that they currently intend to make a market in the Notes but they are not obligated to do so and, if commenced, may discontinue such market making at any time. Accordingly, there can be no assurance as to the development of any market or liquidity of any market that may develop for the Notes. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the aggregate principal amount of Old Notes outstanding will decrease, with the resulting decrease in the liquidity of the market therefor.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange their Old Notes for Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of the Old Notes set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. In general, Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company currently does not anticipate that it will register the Old Notes under the Securities Act.

                                USE OF PROCEEDS

    The Company will not receive any proceeds from the Exchange Offer. In consideration of issuing the Notes as contemplated in this Prospectus, the Company will receive in exchange Old Notes of like principal amount, the terms of which are identical in all material respects to the Notes. The Old Notes surrendered in exchange for Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Notes will not result in any increase in the indebtedness of the Company. The Company has agreed to bear the expenses of the Exchange Offer pursuant to the Registration Rights Agreement. No underwriter is being used in connection with the Exchange Offer.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at December 31, 1997 and as adjusted to give effect to the sale by the Company of the Old Notes and the application of the net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included in this Prospectus.

                                                                       AS OF DECEMBER 31, 1997
                                                                       -----------------------
                                                                         ACTUAL    AS ADJUSTED
                                                                       ----------  -----------

                                                                       (DOLLARS IN THOUSANDS)
Long-term debt (including current maturities):
  Revolving Credit Facility (1)......................................  $   91,077   $       0
  9% Senior Notes due 2008...........................................          --      98,407
  Notes payable to others............................................       2,627          --
  6.50% Convertible Subordinated Debentures due 2003.................      57,500      57,500
                                                                       ----------  -----------
  Total long-term debt...............................................     151,204     155,907

Stockholders' Equity:
  Common stock, $.01 par value; 30,000,000 shares authorized;
    20,874,927 shares issued and 20,100,927 shares outstanding.......         209         209
  Additional paid-in capital.........................................      93,100      93,100
  Retained earnings..................................................      75,046      75,046
  Treasury stock, at cost (774,000 shares)...........................      (5,000)     (5,000)
                                                                       ----------  -----------
  Total stockholders' equity.........................................     163,355     163,355
                                                                       ----------  -----------
    Total capitalization.............................................  $  314,559   $ 319,262
                                                                       ----------  -----------
                                                                       ----------  -----------

------------

(1) The Revolving Credit Facility provides for senior unsecured revolving borrowings of up to $137.6 million. As of March 31, 1998, outstandings under the Revolving Credit Facility were $98.4 million. As of such date and on a pro forma basis to reflect the sale by the Company of the Old Notes and the use of proceeds therefrom, the Company would have had availability of approximately $63 million (net of $3.2 million restricted for outstanding but unused letters of credit) under the Revolving Credit Facility pursuant to borrowing base requirements.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

    The selected consolidated historical financial data set forth below for and as of the five years ended December 31, 1997, have been derived from the audited Consolidated Financial Statements of the Company. The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The financial data for the three-month periods ended March 31, 1998 and 1997 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included herein or incorporated by reference.

                                                      THREE MONTHS ENDED
                                                          MARCH 31,                       YEAR ENDED DECEMBER 31,
                                                     --------------------  -----------------------------------------------------
                                                       1998       1997       1997       1996       1995       1994       1993
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                               (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Residential real estate sales (1)................  $  55,512  $  49,995  $ 229,624  $  93,645  $ 132,897  $ 217,266  $ 167,275
  Cost and expenses:
    Residential real estate sales..................     43,887     41,464    184,843     76,612    101,356    159,568    113,669
    Inventory impairment loss (2)..................         --         --         --     23,910      9,405         --         --
    Selling and commissions........................      3,920      3,463     17,268      7,767      7,333      7,912      4,216
    General and administrative.....................      3,770      2,920     13,596      4,179      4,167      3,510      2,319
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total costs and expenses.....................     51,577     47,847    215,707    112,468    122,261    170,990    120,204
  Income (loss) from unconsolidated joint
    ventures.......................................        358          7       (136)       157        967      3,307      1,522
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Operating income (loss)......................      4,293      2,155     13,781    (18,666)    11,603     49,583     48,593
  Other income (expense)...........................     (1,036)      (899)    (4,261)        (9)       462        502        434
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Income (loss) before provision for income
        taxes......................................      3,257      1,256      9,520    (18,675)    12,065     50,085     49,027
  Provision (credit) for income taxes..............      1,256        479      3,634     (7,289)     4,703     19,336     19,076
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Net income (loss)............................  $   2,001  $     777  $   5,886  $ (11,386) $   7,362  $  30,749  $  29,951
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Ratio of earnings to fixed charges (3)...........        2.0x       1.3x       1.8x       1.1x       4.1x       7.3x       9.1x

                                                                                        AS OF DECEMBER 31,
                                                           MARCH 31,   -----------------------------------------------------
                                                             1998        1997       1996       1995       1994       1993
                                                          -----------  ---------  ---------  ---------  ---------  ---------
                                                                                (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash..................................................   $   5,305   $   3,842  $   1,619  $   6,147  $   7,855  $  39,879
  Inventories...........................................     291,004     291,081    238,358    247,506    209,123    147,486
  Total assets..........................................     341,373     340,571    268,947    273,370    279,678    214,147
  Revolving Credit Facility.............................      98,400      91,077     44,690     36,781     27,717     13,548
  6.50% Convertible Subordinated Debentures due 2003....      57,500      57,500     57,500     57,500     57,500     57,500
  Other indebtedness....................................       2,697       2,627         --         --     14,583         --
  Total debt............................................     158,597     151,204    102,190     94,281     99,800     71,048
  Total stockholders' equity............................     165,356     163,355    157,465    173,851    166,489    135,296

------------

(1) Revenue from a sale is recognized upon the closing of the sale and when the down payment requirement has been met. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

(2) Represents non-cash charges pursuant to Financial Accounting Standards Board Statement No. 121. See Notes 1 and 3 of Notes to Consolidated Financial Statements.

(3) For purposes of calculating this ratio, fixed charges consist of interest incurred (interest expense plus capitalized interest), estimated rent expense as representative of the interest portion of rentals, and amortization of debt expense, and earnings consist of earnings (loss) before income taxes and discontinued operations and before (i) interest expensed,
    (ii) amortization of capitalized interest in cost of sales, (iii) income from unconsolidated joint ventures, (iv) depreciation and amortization, (v) non-recurring non-cash charges of approximately $23.9 million and $9.4 million in 1996 and 1995, respectively, (vi) estimated rent expense as representative of the interest portion of rentals and amortization of debt expense, and includes income distributions from unconsolidated joint ventures.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

  GENERAL

    In connection with the sale of Old Notes to the Initial Purchasers pursuant to the Purchase Agreement, dated April 30, 1998, among the Company, BancAmerica Robertson Stephens, Jefferies & Company, Inc., NationsBanc Montgomery Securities LLC and SBC Warburg Dillon Read Inc., (collectively, the "Initial Purchasers"), the holders of the Old Notes became entitled to the benefits of the Registration Rights Agreement.

    Under the Registration Rights Agreement, the Company became obligated to (a) file a registration statement in connection with a registered exchange offer within 60 days after April 30, 1998, the date the Old Notes were issued (the "Issue Date"), and (b) cause the registration statement relating to such registered exchange offer to become effective within 120 days after the Issue Date. The Exchange Offer being made hereby, if consummated within the required time periods, will satisfy the Company's obligations under the Registration Rights Agreement. This Prospectus, together with the Letter of Transmittal, is being sent to all such beneficial Holders known to the Company.

    Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer.

    Based on an interpretation by the staff of the Commission set forth in the Morgan Stanley Letter, the Exxon Capital Letter and similar letters, the Company believes that Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any person who received such Notes, whether or not such person is the holder (other than Restricted Holders) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Notes are acquired in the ordinary course of such holder's or other person's business, neither such holder nor such other person is engaged in or intends to engage in any distribution of the Notes and such holders or other persons have no arrangement or understanding with any person to participate in the distribution of such Notes.

    If any person were to be participating in the Exchange Offer for the purposes of participating in a distribution of the Notes in a manner not permitted by the Commission's interpretation, such person (a) could not rely upon the Morgan Stanley Letter, the Exxon Capital Letter or similar letters and
(b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

    Each broker-dealer that receives Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after consummation of the Exchange Offer, it will make this Prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    The Company will not receive any proceeds from the Exchange Offer. See "Use of Proceeds." The Company has agreed to bear the expenses of the Exchange Offer pursuant to the Registration Rights Agreement. No underwriter is being used in connection with the Exchange Offer.

    The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Old Notes for the purposes of receiving the Notes from the Company and delivering Notes to such holders.

    If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain conditions set forth herein under "-- Conditions" without waiver by the Company, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

    Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes, pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes in connection with the Exchange Offer. See "-- Fees and Expenses."

    In the event the Exchange Offer is consummated, the Company will not be required to register the Old Notes. In such event, holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. See "Risk Factors -- Consequences of Failure to Exchange."

  EXPIRATION DATE; EXTENSIONS; AMENDMENT

    The term "Expiration Date" shall mean the expiration date set forth on the cover page of this Prospectus, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.

    In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will issue a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time.

    The Company reserves the right (a) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and not accept Old Notes not previously accepted if any of the conditions set forth herein under "Conditions" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (b) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment and the Company may extend the Exchange Offer, depending upon the significance of the amendment and the manner of disclosure to holders of the Old Notes, if the Exchange Offer would otherwise expire during such extension period.

    Without limiting the manner in which the Company may choose to make public announcement of any extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

  INTEREST ON THE NOTES

    The Notes will bear interest from May 6, 1998 payable semiannually on April 15 and October 15 of each year, commencing October 15, 1998, at the rate of 9% per annum. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued up until the date of the issuance of the Notes.

  PROCEDURES FOR TENDERING

    To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by instruction 2 of the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes and any other required documents. To be validly tendered, such documents must reach the Exchange Agent on or before 5:00 p.m., New York City time, on the Expiration Date.

    The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    Delivery of all documents must be made to the Exchange Agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such Holders.

    The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the Exchange Agent on or before 5:00 p.m. New York City time, on the Expiration Date. No Letter of Transmittal or Old Notes should be sent to the Company.

    Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder.

    Any beneficial holder whose Old Notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf. If such beneficial holder wishes to tender on its own behalf, such registered holder must, prior to completing and executing the Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (a) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (b) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by an Eligible Institution.

    If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes such person to tender the Old Notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the Old Notes.

    If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority so to act must be submitted with the Letter of Transmittal.

    All questions as to the validity, form, eligibility (including time of receipt), and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful.

The Company also reserves the right to waive any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. None of the Company, the Exchange Agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the Exchange Agent to the tendering holders of Old Notes, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

    In addition, the Company reserves the right in its sole discretion to (a) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date or, as set forth under "-- Conditions," to terminate the Exchange Offer in accordance with the terms of the Registration Rights Agreement and (b) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers will differ from the terms of the Exchange Offer.

    By tendering, each holder will represent to the Company that, among other things, (a) the Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of such holder or other person, (b) neither such holder nor such other person is engaged in or intends to engage in a distribution of the Notes (c) neither such holder or other person has any arrangement or understanding with any person to participate in the distribution of such Notes, and (d) such holder or other person is not an "affiliate," as defined under Rule 405 of the Securities Act, of the Company or, if such holder or other person is such an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

    Each broker-dealer that receives Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after consummation of the Exchange Offer, it will make this Prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    The Old Notes were issued on May 6, 1998 and there is no public market for them at present. To the extent Old Notes are tendered and accepted in the Exchange Offer, the principal amount of outstanding Old Notes will decrease with a resulting decrease in the liquidity in the market therefor. Following the consummation of the Exchange Offer, holders of Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected.

  GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their Old Notes and (a) whose Old Notes are not immediately available or (b) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if: (i) the tender is made through an Eligible Institution; (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes to be tendered in proper form for transfer and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and (iii) such properly completed and executed Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing all tendered Old Notes in proper form for transfer and all other documents required by the Letter of Transmittal are received by the Exchange Agent within three business days after the Expiration Date.

  WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, unless previously accepted for exchange.

    To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (a) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (b) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (c) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the Depositor withdrawing the tender and (d) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

  CONDITIONS

    Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange, or exchange, any Notes for any Old Notes, and may terminate or amend the Exchange Offer before the acceptance of any Old Notes for exchange, if the Exchange Offer violates any applicable law or interpretation by the staff of the Commission.

    If the Company determines in its sole discretion that the foregoing condition exists, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders who tendered such Old Notes to withdraw their tendered Old Notes, or (iii) waive such condition, if permissible, with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the holders, and the Company will extend the Exchange Offer as required by applicable law.

    Pursuant to the Registration Rights Agreement, if an Exchange Offer shall not be consummated prior to the Exchange Offer Termination Date, the Company will be obligated to cause to be filed with the Commission a shelf registration statement with respect to the Old Notes (the "Shelf Registration Statement") as promptly as practicable after the Exchange Offer Termination Date and thereafter use its best efforts to have the Shelf Registration Statement declared effective.

    "Exchange Offer Termination Date" means the date on which the earliest of any of the following events occurs: (a) applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, (b) any holder of Notes notifies the Company that either (i) such holder is not eligible to participate in the Exchange Offer or (ii) such holder participates in the Exchange Offer and does not receive freely transferable Notes in exchange for tendered Old Notes or (c) the Exchange Offer is not consummated within 150 days after the Issue Date.

    If any of the conditions described above exist, the Company will refuse to accept any Old Notes and will return all tendered Old Notes to exchanging holders of the Old Notes.

EXCHANGE AGENT

    U.S. Trust Company of California, N.A. has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal and deliveries of completed Letters of Transmittal with tendered Old Notes should be directed to the Exchange Agent addressed as follows:

     OVERNIGHT COURIER OR EXPRESS MAIL:                   BY FIRST CLASS MAIL:
   U.S. TRUST COMPANY OF CALIFORNIA, N.A.        U.S. TRUST COMPANY OF CALIFORNIA, N.A.
c/o UNITED STATES TRUST COMPANY OF NEW YORK   c/o UNITED STATES TRUST COMPANY OF NEW YORK
          770 BROADWAY, 13TH FLOOR                 P.O. BOX 841, PETER COOPER STATION
             NEW YORK, NY 10003                         NEW YORK, NY 10276-0841
 ATTN: CORPORATE TRUST AND AGENCY SERVICES     ATTN: CORPORATE TRUST AND AGENCY SERVICES

                  BY HAND
   U.S. TRUST COMPANY OF CALIFORNIA, N.A.
c/o UNITED STATES TRUST COMPANY OF NEW YORK
         111 BROADWAY, LOWER LEVEL
             NEW YORK, NY 10006
 ATTN: CORPORATE TRUST AND AGENCY SERVICES

                                      BY FACSIMILE:
                             (For Eligible Institutions Only)
                                      (212) 420-6155
                                    TELEPHONE NUMBER:
                                      (800) 225-2398

    The Company will indemnify the Exchange Agent and its agents for any loss, liability or expense incurred by them, including reasonable costs and expenses of their defense, except for any such loss, liability or expense caused by negligence or bad faith.

  FEES AND EXPENSES

    The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telephone or facsimile.

    The Company will not make any payments to brokers, dealers, or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes, and in handling or forwarding tenders for exchange.

    The expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees and expenses, will be paid by the Company.

    The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing Notes (or Old Notes for principal amounts not tendered or accepted for exchange) are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

  ACCOUNTING TREATMENT

    The Company will not recognize any gain or loss for accounting purposes upon the consummation of the Exchange Offer. The expense of the Exchange Offer will be amortized by the Company over the term of the Notes under GAAP.

  CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange their Old Notes for Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act. The Company does not currently anticipate that it will register Old Notes under the Securities Act. See "Summary -- Consequences of Exchanging Old Notes Pursuant to the Exchange Offer."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Schuler Homes designs, constructs, markets and sells single-family residences, townhomes and condominiums primarily to entry level and first-time move-up buyers. The Company operates in five geographic markets: Colorado, Hawaii, Northern California, Oregon and Washington.

    The year ended December 31, 1997 represented a year of significant growth for the Company. Prior to 1997, all of the Company's revenues were generated from operations in Hawaii. Hawaii was one of the country's strongest new residential housing markets in the late 1980s and early 1990s. However, by the mid-1990s, the slowdown in Hawaii's economy led to a weakness in the Hawaiian housing market, which resulted in declines in home sales rates, prices and profit margins. To improve operating results and returns on invested capital, the Company implemented a strategic plan designed to diversify the Company's operations into multiple high growth housing markets within the Western United States. The Company's strategy involved redeployment of capital from its Hawaii operations, generated by cash flows attributable to the sales of homes from the Company's existing Hawaiian land inventory, to these high growth markets.

    In 1997 the Company's financial results reflected the benefits of its expansion efforts. From 1996 to 1997 revenues grew 145.2% from $93.6 million to $229.6 million, the number of units closed increased from 512 to 1,427 and gross profit and operating margins improved.

RESULTS OF OPERATIONS

  SELECTED FINANCIAL INFORMATION

    The table below presents certain items in the Company's statements of operations data expressed as a percentage of total residential real estate sales for the periods indicated.

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                         -------------------------------
                                                                                           1997       1996       1995
                                                                                         ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Residential real estate sales..........................................................      100.0%     100.0%     100.0%
Costs and expenses:
  Residential real estate sales........................................................       80.5       81.8       76.3
  Inventory impairment loss............................................................         --       25.5        7.1
  Selling and commissions..............................................................        7.5        8.3        5.5
  General and administrative...........................................................        5.9        4.5        3.2
                                                                                         ---------  ---------  ---------
Total costs and expenses...............................................................       93.9      120.1       92.1
Income (loss) from unconsolidated joint ventures.......................................       (0.1)       0.2        0.8
                                                                                         ---------  ---------  ---------
Operating income (loss)................................................................        6.0%     (19.9)%       8.7%
                                                                                         ---------  ---------  ---------
                                                                                         ---------  ---------  ---------

  OPERATING DATA

    The operating data shown below shows certain data regarding units closed, average sales prices of units closed, and backlog.

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1997        1996        1995
                                                                                ----------  ----------  ----------

                                                                                  (DOLLARS IN THOUSANDS, EXCEPT
                                                                                    AVERAGE SALES PRICE DATA)
SELECTED OPERATING DATA:
  Unit closings
    Consolidated:
      Colorado................................................................         950          --          --
      Hawaii (1)..............................................................         343         460         559
      Northern California.....................................................          15          --          --
      Oregon..................................................................           9          --          --
                                                                                ----------  ----------  ----------
        Total.................................................................       1,317         460         559
    Unconsolidated Joint Ventures:
      Hawaii (2)..............................................................          28          52          76
      Washington (3)..........................................................          82          --          --
                                                                                ----------  ----------  ----------
        Total.................................................................       1,427         512         635
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
  Average sales price
    Consolidated:
      Colorado................................................................  $  149,000  $       --  $       --
      Hawaii (1)..............................................................     228,000     234,000     238,000
      Northern California.....................................................     141,000          --          --
      Oregon..................................................................     179,000          --          --
        Total.................................................................     169,000     234,000     238,000
    Unconsolidated Joint Ventures:
      Hawaii (2)..............................................................     130,000     126,000     136,000
      Washington (3)..........................................................     223,000          --          --
        Total.................................................................     172,000     225,000     225,000

Backlog at period end, units (4)..............................................         408          78         137
Backlog at period end, aggregate sales value (4)..............................  $   76,125  $   18,277  $   30,922

------------

(1) Includes homes and lots sold pursuant to the Company's "zero-down" sales program in Hawaii. Approximately $3.4 million and $14.7 million of revenues associated with 18 and 70 "zero-down" closings were deferred in 1997 and 1996, respectively. These revenues are recognized when the related notes receivable have been paid in full.

(2) Reflects 100% of the information with respect to the Company's two 50% owned joint ventures in Hawaii, Iao Partners and Waiakoa Estates Subdivision Joint Venture.

(3) Reflects 100% of the information with respect to Stafford in which the Company acquired a 49% interest in July 1997. The number of sales closed for the year ended December 31, 1997 would have been 160 if the Company had an ownership interest in Stafford for the entire year.

(4) Represents homes/lots subject to pending sales contracts that have not yet closed. As such contracts are subject to certain conditions being satisfied and may be canceled by the buyer at any time, no assurances can be given that homes/lots subject to pending sales contracts will result in closings.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  RESIDENTIAL REAL ESTATE SALES

    The Company's sales of residential real estate (revenues) in 1997 were $229.6 million, an increase of 145.2% as compared to 1996 revenues of $93.6 million. The increase in revenues reflects a larger number of unit sales closed in 1997 relative to 1996, partially offset by lower average sales prices in 1997 than in 1996. The increased number of unit closings in 1997 relative to 1996 came primarily from the Colorado division (acquired in January of 1997), partially offset by lower unit sales in the Hawaii division. In addition, the Company's Northern California and Oregon divisions closed their first 15 and 9 home sales, respectively, during 1997. The Company's average sales price per unit declined in 1997 to $172,000, a 23.6% decline from an average sales price per unit of $225,000 in 1996. The decrease in the average sales price per unit was attributable to the lower average sales prices of homes in Colorado relative to Hawaii, and to a lesser extent, an increased level of price discounts offered to prospective home buyers in Hawaii. During 1997, the Company recognized $10.1 million of deferred revenue related to 53 of the 70 sales that closed in 1996 pursuant to the Company's "zero-down" sales program, in which the Company provided new home buyers with second mortgages of up to 20% of the purchase price. Revenue and profit recognition on these "zero-down" sales was deferred until the requirements for revenue and profit recognition were satisfied, which occurred during the first quarter of 1997 when the second mortgages were sold.

    The Company's revenues in 1996 were $93.6 million, a decrease of 29.5% as compared to 1995 revenues of $132.9 million. The decrease in revenues reflect lower unit sales closed in 1996 relative to 1995 and the deferral of revenue related to 70 sales that closed in 1996 pursuant to the Company's "zero-down" sales program.

  COSTS AND EXPENSES -- RESIDENTIAL REAL ESTATE SALES

    Cost of residential real estate sales represents the acquisition and development costs of a project attributable to the homes closed. Acquisition and development costs include primarily land acquisition costs, sitework and construction payments to contractors, engineering and architectural costs, loan fees, interest and other indirect costs attributable to development and project management activities and miscellaneous construction costs.

    Cost of residential real estate sales in 1997 was $184.8 million, an increase of 141.3% as compared to cost of residential real estate sales in 1996 of $76.6 million. This increase reflects a higher level of unit and dollar sales closed in 1997 relative to 1996. As a percentage of revenues, cost of residential real estate sold decreased in 1997 to 80.5% from 81.8% in 1996. This decrease reflects higher gross margins realized by the Colorado division, partially offset by lower gross margins realized by the Hawaii division, including the impact of the recognition of costs related to "zero-down" sales deferred in 1996 and recognized in 1997 as a result of the sale of the related second mortgages.

    Cost of residential real estate sales in 1996 was $76.6 million, a decrease of 24.4% as compared to cost of residential real estate sales in 1995 of $101.4 million. This decrease reflects a lower number of unit sales in 1996 relative to 1995. As a percentage of revenues, cost of residential real estate sold increased in 1996 to 81.8% from 76.3% in 1995. This increase reflects an increased level of price discounts to home buyers and higher construction and inventory carrying costs.

  COSTS AND EXPENSES -- INVENTORY IMPAIRMENT LOSS

    During the fourth quarter of 1995, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which changes the method that companies must use to value long-lived assets, including homebuilding inventories. Previously, accounting standards required companies to carry inventories at the lower of cost or net realizable value. Under the new standard, inventories which are substantially completed are carried at the lower of cost or fair value less selling cost, determined by applying a risk adjusted discount rate to estimates of future cash flows, a more conservative measurement than net realizable value. Also, under the new standard, land held for future development or inventories under current development are adjusted to fair value, only if an impairment to their value is indicated.

    The estimates of future cash flows require significant judgment relating to the level of sales prices, rate of new home sales, amount of marketing costs and price discounts needed in order to stimulate sales, rate of increase in the cost of building materials and labor, introduction of building code modifications, and the level of consumer confidence, among other items. While the Company did not recognize a FASB 121 charge in 1997, no assurances can be given that changes in estimates will not occur in subsequent periods.

    During 1996, the Company recognized a non-cash impairment loss in its Hawaii division of $23.9 million, ($14.6 million after-tax) primarily related to (i) an increase in completed inventories due to the substantial completion of the second high-rise building at the Company's Country Club Village project located in Salt Lake on Oahu and (ii) the decline experienced by the Company in the rate of new home sales contracts entered into, which resulted in a more conservative outlook with respect to the estimate of future cash flows for certain other completed projects on some of which impairment losses were recognized in 1995. The Company's completed and unsold inventories in its wholly owned projects in Hawaii have declined by 37.0% at December 31, 1997 as compared to December 31, 1996. In addition, the Company postponed the construction of the third and last high-rise building at Country Club Village in order to reduce completed inventories in this project in the future.

    During 1995, the Company recognized a non-cash impairment loss in its Hawaii division of $9.4 million ($5.7 million after-tax), which related to completed inventories at December 31, 1995. The Company's completed inventory comprised a larger component of total inventory at December 31, 1995 as compared to December 31, 1994, with substantially all of the increase occurring during the fourth quarter of 1995. No losses were recognized in 1996 or 1995 on land held for future development or inventories under current development.

  COSTS AND EXPENSES -- SELLING AND COMMISSIONS

    Selling and commissions expense represents the selling and marketing costs associated with the sale of homes. Such costs include commissions, sales incentives offered to buyers, advertising costs, model and sales office costs and other general sales and marketing costs.

    Selling and commissions expense in 1997 was $17.3 million, an increase of 122.3% as compared to selling and commissions expense in 1996 of $7.8 million. The increase in selling and commissions expense reflects a higher level of unit and dollar sales closed in 1997 than in 1996, primarily due to the acquisition of the Colorado division. As a percentage of revenues, selling and commissions expense decreased to 7.5% in 1997 from 8.3% in 1996. This decrease is primarily the result of the lower level of selling and commissions costs incurred by the Colorado division relative to the Hawaii division, partially offset by increases in the selling and commissions costs in Hawaii.

    Selling and commissions expense in 1996 was $7.8 million, an increase of 5.9% as compared to selling and commissions expense in 1995 of $7.3 million. The increase in selling and commissions expense reflects increases in sales incentives offered to buyers and increases in sales and marketing costs, both in the Hawaii division. As a percentage of revenues, selling and commissions expense increased to 8.3% in 1996 from 5.5% in 1995. This increase reflects the above-mentioned increases in the total costs relative to a lower level of revenues.

  COSTS AND EXPENSES -- GENERAL AND ADMINISTRATIVE

    General and administrative expense includes salaries, office and other administrative costs. Indirect costs attributable to specific projects are capitalized and deducted as part of cost of residential real estate sales.

    General and administrative expenses in 1997 were $13.6 million, an increase of 225.3% as compared to general and administrative expenses in 1996 of $4.2 million. The increase in general and administrative expenses reflect the addition of the Colorado division and the start-up of operations in Northern California and Oregon.

As a percentage of revenues, general and administrative expenses increased to 5.9% in 1997 from 4.5% in 1996. This increase reflects the above-mentioned increases and higher costs relative to revenues in the Hawaii division.

    General and administrative expenses in 1996 and 1995 were $4.2 million for each year. As a percentage of revenues, general and administrative expenses increased to 4.5% in 1996 from 3.2% in 1995. This increase reflects the decrease in revenues in 1996 relative to 1995.

  INCOME FROM UNCONSOLIDATED JOINT VENTURES

    Income from unconsolidated joint ventures represents the Company's 49% interest in the operations of Stafford and its 50% interest in the operations of two joint ventures in Hawaii. The decrease in this income in 1997 relative to 1996 is primarily the result of the Company's share of a loss recognized by one of its Hawaii joint ventures, Iao Partners, of $397,000, which was driven by the Company's share of a FASB 121 charge of $522,000. This loss was offset in part by the Company's share of income since the date of acquisition (July 1997) of $329,000 in Stafford. The decrease in this income from 1996 relative to 1995 is primarily the result of a reduction of income from the Hawaii joint ventures due to fewer closings and increased construction and sales and marketing costs.

  OTHER INCOME (EXPENSE)

    Other income (expense) represents: (i) interest incurred less interest capitalized to inventory; (ii) amortization of financing fees, net of amounts capitalized to inventory; and (iii) amortization of goodwill and of a covenant-not-to-compete, both as a result of the Melody acquisition; less interest income. Other income (expense) in 1997 is primarily comprised of: (i) $3.0 million in interest incurred net of interest capitalized to inventory; plus
(ii) $0.3 million of amortization of financing fees; plus (iii) amortization of goodwill and the covenant-not-to-compete of $0.7 million; plus (iv) other miscellaneous expenses of $0.6 million, less $0.3 million of interest income.

  PROVISION (CREDIT) FOR INCOME TAXES

    The effective combined tax rates were approximately 38.2% in 1997 and 39.0% in 1996 and 1995. The lower effective income tax rate for 1997 primarily reflects lower Colorado state income tax rate as compared to Hawaii's state income tax rate.

  BACKLOG

    The Company's homes are generally offered for sale in advance of their construction upon applicable regulatory approval and sold pursuant to standard sales contracts. The Company's standard sales contract may be canceled by the buyer at any time prior to closing. The Company does not recognize revenues on homes covered by such contracts until the sales are closed. Homes covered by such sales contracts are considered by the Company as its backlog.

    The following table sets forth the Company's backlog, for both homes and residential lots, at December 31, 1997, 1996, and 1995, which includes homes and lots sold pursuant to the Company's "zero-down" sales program and 100% of the backlog related to projects developed by the Company's joint ventures in Hawaii and Washington.

                                                   DECEMBER 31, 1997          DECEMBER 31, 1996          DECEMBER 31, 1995
                                                ------------------------  --------------------------  ------------------------
                                                  NUMBER     SALES VALUE     NUMBER      SALES VALUE    NUMBER     SALES VALUE
                                                -----------  -----------  -------------  -----------  -----------  -----------

                                                                            (DOLLARS IN THOUSANDS)
Consolidated:
  Colorado (1)................................         267    $  41,284            --     $      --           --    $      --
  Hawaii......................................          67       19,774            71        17,204          116       28,013
  Northern California.........................          14        1,905            --            --           --           --
  Oregon......................................          14        2,676            --            --           --           --
                                                        --                         --                         --
                                                             -----------                 -----------               -----------
Total.........................................         362       65,639            71        17,204          116       28,013

Unconsolidated Joint Ventures:
  Hawaii......................................           3          398             7         1,073           21        2,909
  Washington (2)..............................          43       10,088            --            --           --           --
                                                        --                         --                         --
                                                             -----------                 -----------               -----------
Total.........................................         408    $  76,125            78     $  18,277          137    $  30,922
                                                        --                         --                         --
                                                        --                         --                         --
                                                             -----------                 -----------               -----------
                                                             -----------                 -----------               -----------

------------

(1) The Colorado market was added in 1997 as a result of the acquisition of Melody in January 1997. Colorado backlog at December 31, 1996 approximated 219 units with an aggregate sales value of $32.2 million.

(2) The Washington market was added in 1997 as a result of the Company's acquisition of a 49% interest in Stafford in July 1997. Washington backlog at December 31, 1996 approximated 39 units with an aggregate sales value of $9.3 million.

    The reduction in unit backlog in Hawaii from 1995 to 1996 and, to a lesser extent, from 1996 to 1997 reflects the lower rate of unit sales which the Company believes to be attributable to the general lack of confidence by prospective home buyers in the Hawaii economy. The average sales prices of the homes and lots comprising backlog for consolidated projects in Hawaii at December 31, 1997, 1996 and 1995 were $295,000, $242,000 and $241,000, respectively. The increase in average sales prices in 1997 relative to 1996 primarily reflects a higher number of single-family homes relative to townhomes and condominiums in 1997 backlog for consolidated projects in Hawaii as compared to 1996 Hawaii backlog.

    The increase in backlog in Colorado from 1996 to 1997 reflects a higher rate of new home sales and an increase in the average sales prices of the homes sold. These improvements are related to a greater number of projects under development and a strong overall housing market in the Denver metropolitan area.

    Due to the ability of buyers to cancel their sales contracts, no assurance can be given that homes in backlog will result in actual closings.

VARIABILITY OF RESULTS

    The Company has experienced, and expects to continue to experience, significant variability in sales and net income. Factors that contribute to variability of the Company's results include: the timing of home closings, a substantial portion of which historically have occurred in the last month of each quarter; the Company's ability to continue to acquire additional land on favorable terms for future developments; the condition of the real estate markets and economies in which the Company operates; the cyclical nature of the homebuilding industry and changes in prevailing interest rates; costs of material and labor; and delays in construction schedules caused by timing of inspections and approval by regulatory agencies, including zoning approvals and receipt of entitlements, the timing of completion of necessary public infrastructure, the timing of utility hookups and adverse weather conditions. The Company's historical financial performance is not necessarily a meaningful indicator of future results and, in general, the Company's financial results will vary from development to development, and from fiscal quarter to fiscal quarter.

YEAR 2000 COMPLIANCE

    The Company has assessed the vulnerability of its computer systems to the "Year 2000 issue" and the cost of addressing Year 2000 compliance. Modifications and replacements of computer systems, primarily the replacement of computer software, to attain Year 2000 compliance have begun, and the Company expects to attain Year 2000 compliance and institute appropriate testing of its modifications and replacements before the Year 2000 date change. Presently, the Company does not believe that Year 2000 compliance will result in material investments by the Company, nor does the Company anticipate the Year 2000 issue will have material adverse effects on the business operations or financial performance of the Company. There can be no assurance, however, that the Year 2000 issue will not adversely affect the Company and its business.

    The Company has also initiated discussions with parties with whom it does business to ensure that those parties have appropriate plans to remediate Year 2000 issues where their systems impact the Company's operations. The Company is assessing the extent to which its operations are vulnerable should these organizations fail to properly remediate the computer systems.

LIQUIDITY AND CAPITAL RESOURCES

    The Company uses its liquidity and capital resources to, among other things,
(i) support its operations, including its inventories of homes, home sites and land; (ii) provide working capital; (iii) fund market expansion, including acquisitions, investments in and advances to joint ventures, and start-up operations; and (iv) make interest payments on outstanding debt.

  CAPITAL RESOURCES

    The Company anticipates continuing to acquire land for use in its future homebuilding operations, including finished lots and partially developed land. The Company currently intends to acquire a portion of the land inventories required in future periods through takedowns of lots subject to option contracts entered into in prior periods and under new option contracts. The use of option contracts lessens the Company's land-related risk and improves liquidity. Because of increased demand for partially developed and finished lots in certain of the markets where the Company builds homes, the Company's ability to acquire lots using option contracts has been reduced or has become more expensive. See "Risk Factors."

    In connection with the purchase of its 49% interest in Stafford, the Company entered into an agreement to make loans available to Stafford in an aggregate principal amount of up to $5.0 million (of which $1.5 million was outstanding on December 31, 1997). In addition, the Company has an option to purchase the remaining 51% interest in Stafford based on a pre-determined formula, subject to certain contingencies. If the Company acquired a majority interest in Stafford, which may occur as early as January 1999, the Company may refinance or assume Stafford's existing debt. As of December 31, 1997, Stafford's total assets were approximately $37.0 million and notes payable were approximately $26.7 million, of which $1.5 million was outstanding to the Company.

    The Company anticipates that it has adequate financial resources to satisfy its current and near-term capital requirements based on its current capital resources and additional liquidity available under the Revolving Credit Facility. The Company believes that it can meet its long-term capital needs (including, among other things, meeting future debt payments and refinancing or paying off other long-term debt as it becomes due) from operations and external financing sources, assuming that no significant adverse changes in the Company's business, or general economic conditions, occur as a result of the various risk factors described elsewhere herein, in particular, increases in interest rates. See "Risk Factors."

  LINES OF CREDIT AND NOTES PAYABLE

    In March 1997, the Company amended its Revolving Credit Facility, increasing the amount of the Revolving Credit Facility from $110.0 million to $137.6 million. The Revolving Credit Facility expires on July 1, 1999 and includes an option for the lenders to extend the term for an additional year. The Revolving Credit Facility contains covenants, including certain financial covenants and also contains provisions which may, in certain circumstances, limit the amount the Company may borrow. At December 31, 1997, $46.5 million of the Company's line of credit was unused, of which $6.4 million is restricted to withdrawal for specific project costs and letters of credit.

    In April 1998, the Company amended certain provisions of its Revolving Credit Facility to provide for the issuance of the Old Notes.

    On May 6, 1998, the Company consummated its offering of $100 million aggregate principal amount of Old Notes, which are due April 15, 2008. The Company received net proceeds from the offering of approximately $97.3 million (net of discounts and estimated offering costs of approximately $2.7 million). The Company used such proceeds to repay a portion of the Company's borrowings under its line of credit. The offering costs will be amortized over the term of the notes using the interest method.

    The Company has no material commitments or off-balance sheet financing arrangements that would tend to affect future liquidity. The Company believes that cash flow from operations and borrowings under its credit facilities will provide adequate cash to fund the Company's operations at least through 1998. Inflation has not had a material adverse impact on the Company's results of operations during the years ended December 31, 1997, 1996 and 1995.

                                    BUSINESS

    EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PROSPECTUS CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE RISKS DISCUSSED UNDER THE CAPTION "RISK FACTORS."

OVERVIEW

    Schuler Homes designs, constructs, markets and sells single-family residences, townhomes and condominiums primarily to entry-level and first-time move-up buyers. The Company operates in five geographic markets: Colorado, Hawaii, Northern California, Oregon and Washington, four of which are among the strongest housing markets in the United States. The Company offers a variety of homes generally at prices ranging from approximately $125,000 to over $375,000, with an average sales price of $172,000 in 1997.

    Prior to 1997, the Company operated solely in the Hawaii market, one of the country's strongest residential housing markets in the late 1980s and early 1990s. Due to a decline in the Hawaiian economy which negatively impacted the Hawaiian residential housing market in the mid-1990s, the Company adopted a strategic expansion plan in late 1996 and early 1997 designed to geographically diversify the Company's operations outside of the Hawaii market and to improve the Company's overall return on invested capital. The expansion plan provided for the redeployment of capital generated by the Hawaii division to housing markets in the Western United States that have experienced significant population and employment growth in recent years. As a result of its aggressive diversification efforts, the Company reported significantly improved financial results in 1997 with revenues and EBITDA of $229.6 million and $23.5 million, respectively as compared to $93.6 million and $10.0 million, respectively, in 1996. In addition, in 1997 the Company (i) reduced its completed and unsold housing inventory in Hawaii by approximately 37%, (ii) generated approximately $32 million in cash flow in Hawaii, and (iii) derived approximately 63% of its revenues from sales in markets outside of Hawaii.

    Schuler Homes is one of the two largest builders of single-family residences, townhomes and condominiums in Hawaii. Since inception in March 1988 through December 31, 1997, the Company closed the sales of 5,162 homes and lots, of which 371 home and lot sales were closed during fiscal 1997. As of December 31, 1997, the Company had land zoned and entitled for 3,153 homes in Hawaii supported by the requisite infrastructure, which the Company believes provides it with a significant competitive advantage in the future given both the concentration of land ownership and the lack of zoned and entitled property in Hawaii.

    Schuler Homes entered the Denver, Colorado homebuilding market in January 1997 through the purchase of Melody, a homebuilder for over 45 years and one of the largest builders in the Denver market, and Melody Mortgage, a mortgage brokerage firm for Melody home buyers. The Company believes it is well-positioned to continue benefiting from the growing Denver housing market as a result of its strong land position (approximately 5,567 lots owned or controlled as of December 31, 1997) and its local market knowledge. During 1997, Melody's deliveries of homes increased by approximately 49% to 950 homes and its revenues increased by approximately 52% to $141.2 million. In addition, at December 31, 1997, Melody's backlog was 267 units, or $41.3 million, compared to 219 units, or $32.2 million at December 31, 1996.

    The Company also established two new homebuilding operations in Northern California and Oregon in late 1996. In 1997, the Company delivered 24 new homes in these markets, and as of December 31, 1997, these divisions owned or controlled 824 lots. Also, the Company further expanded its operations in the Pacific Northwest by acquiring a 49% interest in July 1997 (with an option to purchase the remaining 51% subject to certain performance contingencies) in Stafford, a homebuilder for over 30 years in the greater Seattle/Puget Sound area of Washington. During 1997, Stafford delivered 160 homes (82 since July 1), and as of December 31, 1997, owned or controlled 923 lots.

BUSINESS STRATEGY

    The Company's objective is to provide its customers with homes that incorporate quality and value while seeking to maximize its return on invested capital. To achieve this objective, the Company has developed a business strategy which focuses on the following elements:

    GEOGRAPHIC DIVERSIFICATION IN ATTRACTIVE GROWTH MARKETS. The Company has successfully expanded its operations from Hawaii to Colorado, Northern California, Oregon and Washington through acquisitions and new start-up operations. The Company believes that these markets provide the opportunity for superior returns based on their favorable prospects for economic, population and employment growth. As part of its strategy to further diversify geographically, the Company continues to evaluate market expansion opportunities, including potential acquisitions of homebuilding companies, joint ventures with existing companies as well as its own acquisition and development of homebuilding projects in certain areas.

    LEADING MARKET SHARES IN PRINCIPAL MARKETS. The Company seeks to achieve leading market shares in its principal markets, currently Denver, Colorado and Hawaii. Based on unit sales during 1997, the Company was the second largest homebuilder in both Denver and Hawaii.

    FOCUS ON BROAD ENTRY-LEVEL AND FIRST TIME MOVE-UP MARKET. The Company designs homes that appeal to a wide variety of home buyers with a primary focus on high-quality, single-family residences, townhomes and condominiums for entry-level and first-time move-up buyers. The Company maintains the flexibility to alter its product mix within a given market depending on market conditions and, in determining its product mix, considers demographic trends, demand for a particular type of product, margins, timing and the economic strength of the market. The Company believes that its focus on high-quality housing has helped it develop a positive reputation with homebuyers, landowners and, in Hawaii, governmental regulators. The average selling prices of the Company's units closed during the year ended December 31, 1997 were $220,000 in Hawaii and $149,000 in its mainland markets.

    MAINTAIN STRICT COST CONTROLS. The Company believes that maintaining stringent cost controls is a key factor in improving profitability. The Company controls costs and reduces risks by: (i) generally purchasing land that is already zoned for residential development; (ii) seeking to begin construction only after the "pre-sale" of homes to be developed (e.g., execution of a sales contract and receipt of home buyer deposits); (iii) utilizing prefabricated building materials and standardized design plans; (iv) utilizing experienced contractors; and (v) using its leading and long-standing market position in the Denver and Hawaii markets to obtain volume discounts on construction materials and favorable pricing from contractors.

    COMMITMENT TO CUSTOMER SATISFACTION. The Company is committed to providing customer satisfaction through quality construction and customer service. Division managers are responsible for the quality of construction and the level of customer satisfaction in their respective markets. In the Company's two largest markets, Colorado and Hawaii, customer satisfaction surveys indicated that 98% (survey conducted by Company) and 97% (survey conducted by outside third party), respectively, of customers in 1997 responded that they were satisfied with their purchase and would recommend a Company home to a friend.

    EXPERIENCED MANAGEMENT AND DECENTRALIZED OPERATIONS. The Company's senior corporate officers and division managers average over 25 years in the homebuilding business. Each division is run by a local manager. One of the essential criteria is the individual's in-depth familiarity with the geographic area within which the division operates. Major decisions by division managers, including decisions regarding selection of parcels of land for purchase and development, are made in conjunction with the corporate officers of the Company, and thereafter, each division manager conducts the operations of the division as a separate profit center with bonuses based on pre-tax earnings, returns on invested capital and performance against the financial budgets and operating plans of their respective divisions.

MARKETS

    The Company operates in five geographic markets: Colorado, Hawaii, Northern California, Oregon and Washington, four of which are among the strongest housing markets in the United States.

                                                                                        YEAR
GEOGRAPHIC AREA                                                     MARKETS            ENTERED
---------------------------------------------------------  -------------------------  ---------
Colorado (1).............................................  Denver                       1997
                                                           Fort Collins                 1997

Hawaii...................................................  Maui                         1988
                                                           Hawaii                       1989
                                                           Oahu                         1990
                                                           Kauai                        1992

Northern California......................................  Bay Area                     1996

Oregon...................................................  Portland, Oregon             1996
                                                           Vancouver, Washington        1996

Washington (2)...........................................  Greater Puget Sound          1997

------------

(1) Entrance into the Colorado markets was a result of the acquisition of Melody in January 1997.

(2) Entrance into the Washington market was a result of the acquisition of a 49% interest in Stafford in July 1997.

PROJECT AND PRODUCT DESCRIPTIONS

    The Company has focused, and intends to continue to focus, its business primarily on entry-level and first-time move-up housing in the form of single-family residences, and, to a lesser extent, townhomes and condominiums. The Company attempts to maximize efficiency by using standardized design plans whenever possible and sharing design plans among markets. However, the Company maintains the flexibility to alter its product mix within a given market depending on market conditions and, in determining its product mix, considers demographic trends, demand for a particular type of product, margins, timing and the economic strength of the market. As a result of the Company's recent expansion into new markets during 1997, the number and location of its active projects increased and its home designs and product mix expanded and changed.

    The following table presents information relating to the Company's home and lot closings and land position as of and for the year ended December 31, 1997:

                                     YEAR ENDED
                                 DECEMBER 31, 1997                         AS OF DECEMBER 31, 1997
                              ------------------------  -------------------------------------------------------------
                                              AVERAGE      TOTAL NUMBER OF          NUMBER OF        BUILDING SITES
                                NUMBER OF      SALES        PROJECTS FOR           PROJECTS IN          OWNED OR
MARKET                        SALES CLOSED     PRICE       DEVELOPMENT (1)       SALES STAGE (2)    CONTROLLED (3)(4)
----------------------------  -------------  ---------  ---------------------  -------------------  -----------------
Consolidated:
  Colorado..................          950    $ 149,000               20                    11               5,567
  Hawaii (7)................          343      228,000               13                    11               3,010
  Northern California.......           15      141,000                4                     1                 415
  Oregon....................            9      179,000                5                     1                 409
                                                                      -                     -
                                    -----                                                                  ------
Total.......................        1,317      169,000               42                    24               9,401

Unconsolidated Joint
  Ventures:
  Hawaii (8)................           28      130,000                2                     2                 143
  Washington (9)............           82      223,000               16                     7                 923
                                                                      -                     -
                                    -----                                                                  ------
Total.......................        1,427      172,000               60                    33              10,467
                                                                      -                     -
                                                                      -                     -
                                    -----                                                                  ------
                                    -----                                                                  ------

                                  HOMES UNDER
MARKET                         CONSTRUCTION (5)      BACKLOG (6)
----------------------------  -------------------  ---------------
Consolidated:
  Colorado..................             200                267
  Hawaii (7)................             116                 67
  Northern California.......              25                 14
  Oregon....................              25                 14
                                          --                 --
Total.......................             366                362
Unconsolidated Joint
  Ventures:
  Hawaii (8)................               0                  3
  Washington (9)............              83                 43
                                          --                 --
Total.......................             449                408
                                          --                 --
                                          --                 --

------------

(1) Reflects the total number of projects owned or under option or similar contract and includes projects with homes in the sales stage, projects under construction and projects in various stages of planning.

(2) Represents the number of active projects in which home or lot sales closed or standard sales contracts were entered into with homebuyers.

(3) Represents the estimated number of homes/lots relating to land owned or under option or similar contracts. The amounts are based on current management estimates, which are subject to change. Although the Company currently intends to consummate the purchase of the parcels under purchase options or similar contracts, no assurances can be given that the purchase will be completed or that the land under purchase option will be acquired. In addition, this category includes Homes Under Construction and Backlog.

(4) For consolidated projects, includes 36 model homes and 14 completed and unsold homes in the Colorado, Northern California and Oregon markets, and 33 model homes and 268 completed and unsold homes in the Hawaii market, including approximately 64 homes rented and 141 homes held for sale in the Company's highrise condominium project in Oahu. For unconsolidated joint ventures, includes 7 model homes and 56 completed and unsold homes in Hawaii, and 7 model homes and 33 completed and unsold homes in Washington.

(5) Includes certain homes reflected in Backlog.

(6) Represents homes/lots subject to pending sales contracts that have not yet closed. As such contracts are subject to certain conditions being satisfied and may be canceled by the buyer at any time, no assurances can be given that homes/lots subject to pending sales contracts will result in closings.

(7) Includes homes and lots sold pursuant to the Company's "zero-down" sales program in Hawaii. Approximately $3.4 million of revenues associated with 18 "zero-down" closings were deferred in 1997 until the related notes receivables are paid in full.

(8) Reflects 100% of the information with respect to the Company's two 50% owned joint ventures in Hawaii, Iao Partners and Waiakoa Estates Subdivision Joint Venture.

(9) Reflects 100% of the information with respect to Stafford in which the Company acquired a 49% interest in July, 1997. The number of sales closed for the year ended December 31, 1997 would have been 160 if the Company had an ownership interest in Stafford for the entire year.

LAND ACQUISITION AND DEVELOPMENT

    GENERAL. The Company selects its land for development based upon a variety of factors, including: (i) internal and external demographic and marketing studies; (ii) financial and legal reviews as to the feasibility of the proposed project; (iii) the ability to secure necessary financing and required government approvals and entitlements; (iv) environmental due diligence and management's judgment as to the real estate market economic trends; and (v) the Company's experience in a particular market. As part of the Company's ongoing land acquisition policy, it actively seeks to purchase land that is already zoned for residential development.

    The Company generally utilizes options or land purchase agreements to obtain control of desired parcels of land. The Company's purchase and option agreements are typically subject to numerous conditions, including, but not limited to, the Company's ability to obtain any necessary governmental approvals. During the contingency period, the Company also confirms the availability of utilities, completes its marketing feasibility studies, verifies site and construction costs, reviews and approves soil and environmental reports and arranges for project financing, if necessary.

    The Company also enters into partnerships or joint ventures to purchase land and develop its communities where such arrangements are necessary to acquire the land or appear to be otherwise economically advantageous to the Company. The Company generally has not used partnerships or joint venture arrangements as a method of raising capital for the development of projects, although such arrangements may be used for purposes of expansion into other geographic areas or other related businesses.

    Although the Company's principal focus is the construction and sale of single-family and townhome residential housing, from time to time the Company offers residential lots for sale where it perceives an attractive market opportunity. The Company does not anticipate that residential lot sales will constitute a significant amount of revenues in the future.

    MAINLAND U.S. The Company's homebuilding projects in the mainland United States have typically taken one to four years to develop, depending on the project's size, the Company's strategy with respect to the particular project, regulatory approvals, economic conditions, and geological conditions at the site. Larger projects are divided into phases, with each phase generally taking six months to one year to complete. The Company has typically acquired interests in tracts of land that require site improvements prior to construction and are suitable for a subdivision comprised of between 50 and 500 buildable units.

    HAWAII. The Company's strategy in Hawaii is to develop projects of a similar size and of the same general profile as in the mainland U.S. However, certain of the Company's currently planned projects in Hawaii are anticipated to be longer term in nature and to include a larger number of buildable units than those in the mainland United States. These larger projects generally will have offsite and infrastructure requirements to be fulfilled prior to the construction of homes, which increase the amount of cash expended at the beginning of the project. The increased length and size of such projects further exposes the Company to risks inherent in the homebuilding industry, including reductions in the value of land inventory. However, the Company believes its inventory of zoned and entitled land, for approximately 3,153 homes as of December 31, 1997, supported by the requisite infrastructure provides a significant competitive advantage in the future given both the concentration of land ownership and the lack of zoned and entitled property with completed infrastructure in Hawaii. In addition, certain of the Company's land purchase agreements in Hawaii require the Company to make additional payments to the seller if the average sales price or the final number of all homes exceeds an amount stated in such agreements. The Company also has occasionally granted a profit participation interest in certain of its projects to individuals involved in locating, structuring and assisting in the management of the particular project.

CONSTRUCTION

    The Company primarily acts as its own general contractor with its supervisory employees coordinating all work on its projects. From time to time the Company will hire independent general contractors on its projects in

Hawaii, particularly for its townhome and condominium projects. The general contractors are responsible for the general management of the construction process, coordinating the activities of all subcontractors, suppliers and building inspectors and following design plans generally prepared by consulting architects and engineers who are retained by the Company and whose designs are geared to the local market. Company employees monitor the construction of each project, participate in all material design and building decisions, subject the contractors' and subcontractors' work to quality and cost controls and monitor compliance with zoning and building codes. In addition, the Company works closely with contractors and subcontractors on engineering, site preparation, environmental impact analysis, purchasing, architectural design, site planning, coordinating governmental approvals, contract management and closings. The Company will sometimes require its general contractors and/or subcontractors to post lien-free completion and performance construction bonds. The Company believes that its relations with its contractors are good.

    The Company's homes include single-family residences, townhomes and condominiums, which have ranged in size from approximately 540 to 3,500 square feet. The Company typically completes the construction of a home within two to four months from commencement of building construction. Construction time for the Company's homes depends on the time of year, availability of labor, materials and supplies and other factors. See "-- Government Regulation and Environmental Matters." The Company seeks to utilize standardized home designs and pre-fabricated components wherever feasible. This standardization facilitates efficiencies in the on-site construction of homes and helps permit on-site mass production and bulk purchasing of materials by the contractors and subcontractors engaged by the Company, thus reducing costs and expensive change orders. However, from time to time, the Company develops new designs to replace or augment existing ones as part of its continuing efforts to assure that its homes are responsive to current consumer preferences. For new designs, the Company has engaged a number of unaffiliated architectural firms in addition to its in-house architect. Where it is believed to be cost-effective and efficient, the Company has used steel building components in certain of its projects, which represents a departure from the traditional wood-frame method of construction.

SALES AND MARKETING

    The Company sells its homes primarily through commissioned employees who typically work from a sales office located at each project, as well as through cooperating independent brokers. In all instances, Company personnel are available to assist prospective buyers by providing them with floor plans, pricing information, financing options, tours of model homes and the selection of options and upgrades. The Company generally does not permit changes in home design, but home buyers are afforded the opportunity to select, at additional cost, various optional amenities such as prewiring options, upgraded carpet quality, varied interior and exterior color schemes and finishes and occasionally some room configurations. The Company focuses on increasing customer satisfaction through the use of its own design centers in the majority of its markets to help customers select features and options on their homes. Sales personnel are also trained by the Company and attend periodic meetings to be updated on the availability of financing, construction schedules, marketing and advertising plans, which the Company believes results in a sales force with extensive knowledge of the Company's operating policies and housing products. The Company also makes extensive use of advertising to market its homes, including print, radio and television, in addition to other promotional activities such as direct mail and the placement of strategically located sign boards in the immediate areas of its developments.

    The Company's objective is to price its homes very competitively and to market its homes in advance of construction, in an effort to minimize levels of unsold inventory upon completion of a project. The Company accomplishes pre-sales by entering into pre-construction sales contracts with its customers. The sales contracts generally provide for requisite mortgage approval within a specified period, and the Company attempts to minimize cancellations by requiring a cash deposit of approximately $2,000 to $10,000 and by training its sales force to assess the qualifications of potential home buyers.

    The Company generally does not use sales incentives in order to attract home buyers. However, the use of sales incentives (such as landscaping and certain interior home options and upgrades) has been used in Hawaii, and may, from time to time, be used in certain other markets, depending largely on prevailing economic and competitive market conditions.

    The Company normally builds, decorates, furnishes and landscapes between one to five model homes for each project and maintains on-site sales offices. At December 31, 1997, the Company owned and maintained 83 model homes. The Company believes that model homes play a particularly important role in the Company's marketing efforts. Consequently, the Company expends a significant effort to create an attractive atmosphere at its model homes. The Company also uses a cross-referral program that encourages sales personnel to direct customers to other Company projects based on the customer's needs.

    In addition, the Company maintains a customer service department which is responsible for pre-closing and post-closing customer needs. Prior to closing, a Company employee accompanies the buyer on a home orientation and inspection tour. Post-closing, a Company employee follows up with the customer, to ensure satisfaction, to answer questions and to help resolve any problems, including responding to warranty requests.

CUSTOMER FINANCING

    The Company assists its home buyers in obtaining financing from mortgage lenders offering qualified home buyers a variety of financing options, including a wide variety of conventional and FHA financing programs. The Company also provides customer financing in the Colorado market through Melody Mortgage. Melody Mortgage provides mortgage originations only, and does not retain or service the mortgages that it originates. The mortgages are funded by one of a number of mortgage lenders arranged by Melody Mortgage. All of Melody Mortgage's revenues are derived from mortgages on homes built by the Company and no third party loans are arranged for homes not built by the Company.

    In certain limited circumstances, the Company may attempt to minimize potential risks relating to the availability of customer financing by purchasing mortgage financing commitments that lock in the availability of funds and interest rates at specified levels for a certain period of time. Also, the Company has occasionally provided financing pursuant to agreements of sale and second mortgages to purchasers of its homes and residential lots in Hawaii. The Company had notes receivable of $2.4 million at December 31, 1997 primarily comprised of second mortgages provided by the Company to home buyers who purchased homes as part of the Company's "zero-down" sales incentive program in Hawaii. To the extent the Company provides financing to its customers, it becomes subject to the risks inherent with such practices, including possible defaults by the purchasers. The Company believes that it has established adequate reserves to cover these risks and the Company does not record the related revenue and profit until the second mortgage is fully paid.

WARRANTY PROGRAM

    The Company generally provides limited warranties of at least one to two years for workmanship and materials and for longer periods with respect to structural components. Because the Company contracts its homebuilding work to qualified contractors or subcontractors who provide the Company with an indemnity and a lien release prior to receiving payment from the Company for their work, claims relating to workmanship and materials are generally the primary responsibility of the Company's contractors or subcontractors. However, to the extent that warranty claims are not covered by the Company's contractors or subcontractors, the Company has established a reserve to cover warranty expenses. The Company's historical experience is that such warranty expenses generally fall within the reserve established although no assurances can be given that this will be the experience in the future. From time to time, where deemed appropriate, the Company purchases structural warranty coverage from third party insurers. See "Risk Factors -- Warranty Risks."

INTEREST IN STAFFORD AND JOINT VENTURES

    On July 31, 1997, the Company acquired a 49% interest in Stafford, a 30-year-old homebuilder in the greater Seattle/Puget Sound area of Washington State. The Company has an option to purchase the remaining 51% interest, subject to certain contingencies. The Company believes that the joint venture arrangement provided an opportunity for the Company to strategically expand into the Seattle/Puget Sound area, an attractive housing market, through a company with an excellent reputation, a strong and local management team and a significant land base.

    In addition, the Company has a 50% interest in Waiakoa Estates Subdivision Joint Venture, an unincorporated joint venture which is engaged in the development and sale of residential lots on the island of Maui and has a 50% interest in Iao Partners, a general partnership which is engaged in the development and sale of an "affordable" townhome residential project on the island of Maui.

    As part of its strategy to further diversify geographically, the Company continues to evaluate market expansion opportunities, including potential acquisitions of homebuilding companies. The Company would consider strategic investments or joint ventures, as it has in the past, in order to facilitate expansion, especially into new geographic markets.

COMPETITION

    The development and sale of residential properties is highly competitive and fragmented. The Company competes for residential sales on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous national, regional and local builders, including some builders with greater financial resources. The Company also competes for residential sales with individual resales of existing homes and available rental housing. The Company believes that it compares favorably to other builders in the markets in which it operates, due primarily to (i) its experience within its geographic markets, (ii) its responsiveness to market conditions, and (iii) its reputation for quality design, construction and service. See "Risk Factors -- Competition."

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

    GENERAL. In developing a project, the Company must obtain the approval of numerous governmental authorities regulating such matters as permitted land uses and levels of density and the installation of utility services such as electricity, water and waste disposal. Several governmental authorities have imposed fees as a means of defraying the cost of providing certain governmental services to developing areas. Because the Company historically has generally purchased land that has already been zoned and fully entitled for residential development, restrictive zoning issues have not had a material adverse effect on the Company's development activities. The Company is also subject to local, state and federal statutes and rules regulating environmental matters, protection and preservation of archeological finds, zoning, building design and density requirements which limit the number of homes that can be built within a particular project, and fees imposed to defray the cost of providing certain governmental services to developing areas. These laws may result in delays, cause the Company to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally or archaeologically sensitive regions or areas.

    The Company may be subject to additional costs, delays or may be precluded entirely from developing its projects because of government regulations that could be imposed in the future due to unforeseen health, safety, welfare, archeological or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. Hawaii, in particular, has some of the strictest land use, environmental and agricultural laws in the United States, and the rezoning of land for urban development is a difficult and time-consuming process.

    To varying degrees, certain permits and approvals will be required to complete the residential developments in progress or currently being planned by the Company. The ability of the Company to obtain necessary approvals and permits for these projects is often beyond the Company's control and could restrict or prevent the development of otherwise desirable property. The length of time necessary to obtain permits and approvals increases the carrying costs of unimproved property acquired for the purpose of development and construction and could delay the timing of the closing of its sales. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application.

    HAWAII'S AFFORDABLE HOUSING REQUIREMENTS. To promote affordable housing, governmental agencies in Hawaii have implemented various formal and informal policies at both the state and county level. As a condition to rezoning land for urban development, it is the current practice of the Hawaii Land Use Commission to negotiate agreements with residential land developers for the provision of affordable housing. Generally, these conditions require developers of residential projects to offer for sale to eligible buyers a portion typically from 10% to 60%, of the total number of units in the project at affordable prices usually determined as a price at which a purchaser earning up to 140% of the local median income is able to satisfy specified mortgage criteria. In addition to the state requirements, a developer often has to comply with affordable housing requirements imposed by the appropriate county governmental agencies during the county land use approval process. Generally, the county further defines the state's requirement, and is often times more restrictive than the state. For purposes of determining whether a home is affordable, the Hawaii Land Use Commission and the counties generally assume a 33% income-to-loan ratio, a monthly amount for common area expenses and taxes, a 30-year loan with an interest rate reflecting then current market conditions and various other factors. To ensure that homes sold pursuant to a governmentally imposed affordable housing requirement in Hawaii remain affordable to other eligible buyers and to prevent speculation, counties typically impose transfer restrictions on purchasers of the Company's affordable homes. Agreements entered into between developers and Hawaii government agencies may also provide for a shared appreciation arrangement whereby the state or county shares with the owner in the appreciation of the affordable home. Based upon this affordability criterion, specific price limitations are generally imposed on the homes that may satisfy a developer's affordable housing requirement. Increases in mortgage interest rates may decrease the sales price at which affordable homes may be sold thereby potentially reducing the profitability of affordable housing projects.

    Because a portion of the Company's focus is on Hawaii's affordable housing market, any material changes in the current policies of the Hawaii Land Use Commission and the various county authorities with regard to affordable housing conditions or related policies could adversely affect the Company's operations and financial results. See "Risk Factors -- Government Regulation and Environmental Matters."

EMPLOYEES

    At December 31, 1997, the Company employed 204 persons, of whom 107 were executive, project management and administrative personnel, 81 were sales and marketing, escrow, and customer service/warranty personnel and 16 were construction workers, who assist with punchlist clearing and other miscellaneous tasks. Although none of the Company's employees are covered by collective bargaining agreements, certain of the employees of contractors which the Company engages are represented by labor unions or are subject to collective bargaining arrangements. The Company believes that it has good relationships with its employees and contractors.

PROPERTIES

    The Company leases approximately 7,300 square feet of office space for its corporate headquarters in Honolulu, Hawaii, pursuant to leases expiring in October 1998. The Company is evaluating the extension of such leases. The Company believes that its office space for its corporate headquarters in Hawaii is suitable and adequate for its needs for the foreseeable future or that adequate space will be readily available. The Company also leases approximately 3,300 square feet of space for its other offices in Hawaii and Northern California under leases expiring between 1999 and 2000. In addition, the Company leases office space in Vancouver, Washington on a month-to-month basis. However, the Company currently anticipates that as the Northern California and Oregon divisions expand, additional office space will be required.

    The Company owns an 11,225 square foot building in Colorado where Melody operates and has its corporate headquarters. In addition, the Company leases 1,938 square feet under a lease expiring in November

1998 for its design center in Colorado. Melody Mortgage also leases 2,470 square feet of office space for its mortgage operations, under a lease which expires in November 1998. The Company believes that the Colorado office space is suitable and adequate for its needs for the immediate future. However, if the Colorado homebuilding operations expand, office expansion will also be necessary.

LEGAL PROCEEDINGS

    In April 1996, the Company was served with a purported class action complaint by owners of units and the Association of Owners of Fairway Village at Waikele alleging, among other things, material construction defects and deficiencies, misrepresentations regarding the cost of insurance and breach of a covenant of good faith and fair dealing. The complaint does not specify an amount of damages, but includes a claim for punitive damages. Although this litigation is at an early stage of discovery, based on its current understanding of the lawsuit, the Company believes the claims to be largely without merit and that potential third party defendants and insurance coverage exist to offset a material portion of any damages from the alleged claims. The court has denied the motion to certify the class, and the litigation continues to be vigorously defended. A court date has been set for April 1999. If this lawsuit were decided adversely to the Company in all material respects, it could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company is also from time to time involved in routine litigation arising in the ordinary course of its business. Such matters, if decided adversely to the Company, would not, in the opinion of management, have a material adverse effect on the financial condition of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

    The following table sets forth certain information as of March 31, 1998 with respect to each person who is a director, executive officer or key employee of the Company.

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
James K. Schuler.....................................          59   Chairman of the Board, President and Chief Executive
                                                                      Officer

Michael T. Jones.....................................          38   Executive Vice President of Operations

Harvey L. Goth.......................................          65   Senior Vice President of Acquisition and Development

Pamela S. Jones......................................          37   Senior Vice President of Finance, Chief Financial
                                                                      Officer and Director

David L. Oyler.......................................          48   Vice President/Division President -- Melody Homes,
                                                                      Inc.

Michael S. McKissick.................................          52   Vice President/Division Manager -- Northern
                                                                      California and Oregon

Douglas M. Tonokawa..................................          39   Vice President of Finance and Chief Accounting
                                                                      Officer

Martin T. Hart.......................................          63   Director

Bert T. Kobayashi....................................          57   Director

Thomas A. Bevilacqua.................................          41   Director

    JAMES K. SCHULER. Mr. Schuler was the founder of the Company and has been the Company's Chairman of the Board, President and Chief Executive Officer since the Company's incorporation in Delaware in January 1992. From 1988 to January 1992, Mr. Schuler served as Chairman of the Board, President and Chief Executive Officer of JPS Hawaii, Inc., the predecessor of the Company. Since 1973 he has been President of James K. Schuler & Associates, Inc., a private single- and multi-family development company that constructed homes in Hawaii, California, Washington and Texas ("JKS").

    MICHAEL T. JONES. Mr. Jones has been the Company's Executive Vice President of Operations of the Hawaii division since January 1992. From July 1988 to January 1992, Mr. Jones served as Executive Vice President of Real Estate Development and Marketing of JPS Hawaii, Inc., the predecessor of the Company. From 1983 to June 1988, Mr. Jones was Construction Project Manager for Pacific West Sport & Racquet Clubs, a developer and operator of athletic and recreational facilities, and Vice President of Real Estate Development for JKS.

    HARVEY L. GOTH. Mr. Goth has been the Company's Senior Vice President of Acquisition and Development since May 1992. Prior to joining the Company, Mr. Goth was President of Malama Pacific Corporation from October 1991 to May 1992 and Executive Vice President of Blackfield Hawaii Corporation from April 1983 to May 1988. Mr. Goth was a development consultant from May 1988 to October 1991 in Hawaii and Nevada. Malama Pacific Corporation is a real estate development company and subsidiary of Hawaiian Electric Industries. Blackfield Hawaii Corporation, also a real estate developer, was a subsidiary of Pacific Enterprises.

    PAMELA S. JONES. Ms. Jones has been the Company's Senior Vice President of Finance and Chief Financial Officer since January 1992. From July 1988 to January 1992, Ms. Jones served as Vice President of Finance and Chief Financial Officer of JPS Hawaii, Inc. From September 1983 to May 1988, Ms. Jones worked as a Certified Public Accountant as Manager for the Seattle, Washington office of Touche Ross & Co., a national accounting firm. Ms. Jones is a member of the Washington Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

    DAVID L. OYLER. Mr. Oyler has served as the Vice President/Division President of Melody Homes, Inc. since 1994. He joined Melody Homes, Inc. in August, 1974 and has held the positions of Assistant Manager of Land Development, Vice President of Land Development, Company Safety Officer and Executive Vice President.

    MICHAEL S. MCKISSICK. Mr. McKissick has served as the Vice President/Division Manager of the Company's Northern California operations since 1996 and the Oregon operations since January 1997. From 1988 to 1995, Mr. McKissick served as President and Chief Executive Officer of MSM Development Corporation. From 1981 to 1988, Mr. McKissick served as President of Presley of Northern California, Inc. Mr. McKissick is licensed as a land surveyor and general contractor in California.

    DOUGLAS M. TONOKAWA. Mr. Tonokawa joined the Company as Vice President of Finance in September 1992 and has also served as Chief Accounting Officer since 1996. From 1982 to September 1992, Mr. Tonokawa was employed at Ernst & Young, a national accounting firm, where he reached the level of Senior Manager. Mr. Tonokawa is a member of the Hawaii Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

    MARTIN T. HART. Mr. Hart has served as a director of the Company since April 1992. Mr. Hart is a private investor and has owned and managed a number of companies over the years. Most recently, Mr. Hart was an owner and the co-manager of the Lake Catamount joint venture, which was sold in 1996. Mr. Hart serves as a director of P.J. America, a food service company, Pacific Financial Group Bank Holding Company, a bank holding company, MassMutual Corporate Investors, an investment company, MassMutual Participation Investors, Inc., an investment company, Optical Securities Group, Inc., a manufacturer of security systems, T-Netix, Inc., a communications company and Ardent Software, Inc., a data management company.

    BERT T. KOBAYASHI. Mr. Kobayashi has served as a director of the Company since June 1992. Mr. Kobayashi is a senior partner of the Honolulu law firm Kobayashi, Sugita & Goda. Mr. Kobayashi has been a Director of First Hawaiian Bank since 1976 and has served as a director of FHB Holding Company, Inc., the parent company of First Hawaiian Bank, since 1990.

    THOMAS A. BEVILACQUA. Mr. Bevilacqua has been a director of the Company since April 1997. Mr. Bevilacqua is a partner of Brobeck, Phleger & Harrison LLP and serves on that firm's Executive Committee. Mr. Bevilacqua is a director of E*Trade Online Ventures.

    Pamela S. Jones is the daughter of James K. Schuler. Michael T. Jones and Pamela S. Jones are husband and wife.

CLASSIFIED BOARD

    The members of the Board of Directors of Schuler Homes are classified into three classes, one of which is elected at each Annual Meeting of Stockholders to hold office for a three-year term and until successors of such class have been elected and qualified.

BOARD COMMITTEES

    The Company has an Audit Committee and a Compensation Committee of the Board of Directors. There is no nominating committee or committee performing the functions of such committee. The Audit Committee meets with the Company's financial management and its independent accountants and reviews internal control conditions, audit plans and results, and financial reporting procedures. This Committee currently consists of Michael T. Jones, Martin T. Hart and Bert
T. Kobayashi. The Compensation Committee reviews and approves the Company's compensation arrangements for key employees and administers the 1992 Stock Option Plan. This Committee currently consists of Martin T. Hart and Bert T. Kobayashi.

DIRECTOR COMPENSATION

    Non-employee members of the Board are each paid an annual retainer fee of $20,000 plus a fee of $500 per Board meeting and are reimbursed for all out-of-pocket costs incurred in connection with their attendance at such meetings. Upon joining the Board, each non-employee Board member also receives an option grant for 20,000 shares of Common Stock under the Company's 1992 Stock Option Plan. Similar automatic option grants in the amount of 5,000 shares are made annually to each individual who continues to serve as a non-employee Board member on the date of each subsequent Annual Meeting of Stockholders.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information known to the Company regarding beneficial ownership of the Company's Common Stock as of March 31, 1998 by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of the Company's Common Stock, (ii) each director of the Company, (iii) certain executive officers of the Company and (iv) all executive officers and directors of the Company as a group. All shares are subject to the named person's sole voting and investment power except where otherwise indicated.

                                                                                NUMBER OF SHARES
                                                                                  BENEFICIALLY        PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                                                  OWNED          COMMON STOCK
------------------------------------------------------------------------------  -----------------  -----------------
James K. Schuler (1)(2) ......................................................       10,882,528             54.1%
  828 Fort Street Mall, 4th Floor
  Honolulu, Hawaii 96813

Loomis, Sayles & Company, L.P. (3) ...........................................        1,713,459              8.5%
  One Financial Center
  Boston, MA 02111

Franklin Resources, Inc. (4) .................................................        1,705,000              8.5%
  777 Mariners Island Boulevard
  San Mateo, California 94404

State of Wisconsin Investment Board (5) ......................................        1,520,000              7.6%
  P.O. Box 7842
  Madison, Wisconsin 53707

Dimensional Fund Advisors Inc. (6) ...........................................        1,318,200              6.6%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401

Michael T. Jones (7) .........................................................           60,519                 (8)

Harvey L. Goth (9) ...........................................................           10,163                 (8)

Pamela S. Jones (2)(10) ......................................................           60,519                 (8)

David L. Oyler (11) ..........................................................           15,000                 (8)

Martin T. Hart (12) ..........................................................           16,258                 (8)

Bert T. Kobayashi (13) .......................................................           17,667                 (8)

Thomas A. Bevilacqua (14) ....................................................            5,417                 (8)

All directors and executive officers as a group (9 persons) (2)(15) ..........       11,015,926             54.8%

------------

 (1) Excludes 29,501 shares, of which Mr. Schuler has no voting or investment power, owned by Mr. Schuler's wife.

 (2) Excludes 400,000 shares held by a nonprofit corporation for which Mr. Schuler and Ms. Jones serve as directors. The other four directors consist of Mr. Schuler's wife and three of their respective children not sharing the same household. Each of Mr. Schuler and Ms. Jones disclaims beneficial ownership of such shares.

 (3) Information as of December 31, 1997, per Schedule 13G filed pursuant to Rule 13d-1(b) or 13d-2(b) of the Securities Exchange Act of 1934, as amended. Loomis, Sayles & Company, L.P. had sole voting power with respect to 1,472,278 shares.

 (4) Information as of December 31, 1997, per Schedule 13G filed pursuant to Rule 13d-1(b) or 13d-2(b) of the Securities Exchange Act of 1934, as amended. Such shares are owned by one or more closed-end investment companies or other managed accounts which are advised by subsidiaries of Franklin Resources, Inc. ("FRI"), which subsidiaries have sole voting and investment power over such shares. The Schedule 13G was filed by FRI, Charles B. Johnson and Rupert H. Johnson, Jr., (each of whom owns in excess of 10% of the outstanding Common Stock of FRI), both with the same address, and Templeton Investment Counsel, Inc. (investment adviser to Franklin Resources, Inc.), 500 E. Broward Blvd., Suite 2100, Ft. Lauderdale, FL 33394.

 (5) Information as of December 31, 1997 per Schedule 13G filed pursuant to Rule 13d-1(b) or 13d-2(b) of the Securities Exchange Act of 1934, as amended. The State of Wisconsin Investment Board retains sole voting and dispositive power for all shares.

 (6) Information as of December 31, 1997 per Schedule 13G filed pursuant to Rule 13d-1(b) or 13d-2(b) of the Securities Exchange Act of 1934, as amended. Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 1,318,200 shares of Schuler Homes stock as of December 31, 1997, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

 (7) Includes (i) 1 share, of which Mr. Jones has no voting or investment power, owned by Ms. Jones, (ii) 9,200 shares, of which Mr. Jones and Ms. Jones have shared voting and investment power, held by Mr. Jones and Ms. Jones as custodian for their children, (iii) 24,492 shares which Mr. Jones has the option to purchase within 60 days of March 31, 1998, and (iv) 22,325 shares which Ms. Jones has the option to purchase within 60 days of March 31, 1998.

 (8) Less than 1%.

 (9) Represents 10,163 shares which Mr. Goth has the option to purchase within 60 days of March 31, 1998.

 (10) Includes (i) 1 share, of which Ms. Jones has no voting or investment power, owned by Mr. Jones, (ii) 9,200 shares, of which Mr. Jones and Ms. Jones have shared voting and investment power, held by Mr. Jones and Ms. Jones as custodian for their children, (iii) 22,325 shares which Ms. Jones has the option to purchase within 60 days of March 31, 1998, and (iv) 24,492 shares which Mr. Jones has the option to purchase within 60 days of March 31, 1998.

 (11) Includes 10,000 shares which Mr. Oyler has the option to purchase within 60 days of March 31, 1998.

 (12) Represents 16,258 shares which Mr. Hart has the option to purchase within 60 days of March 31, 1998.

 (13) Includes 16,667 shares which Mr. Kobayashi has the option to purchase within 60 days of March 31, 1998.

 (14) Represents 5,417 shares which Mr. Bevilacqua has the option to purchase within 60 days of March 31, 1998.

 (15) Includes shares which the directors and executive officers have the option to purchase within 60 days of March 31, 1998. Does not include an aggregate of 253,821 shares issuable upon exercise of stock options which are not currently exercisable and will not be exercisable within 60 days of March 31, 1998. See also footnotes 7 and 10 above.

                              CERTAIN TRANSACTIONS

TRANSACTIONS INVOLVING JAMES K. SCHULER

    The Company and JKS have entered into a management agreement pursuant to which certain management and administrative personnel of the Company will perform certain functions for JKS. JKS will reimburse the Company on a quarterly basis for its cost in providing such services. During fiscal 1997, $97,000 was charged to JKS by the Company pursuant to this agreement.

    From time to time, James K. Schuler has made loans to certain vendors or parties related to vendors which do business with the Company. In particular, as of December 31, 1997, Mr. Schuler had notes receivable and accrued interest thereon totaling $750,000 from a consultant to Schuler Homes.

TRANSACTIONS WITH DIRECTORS

    From time to time, the Company has engaged the law firm of Kobayashi, Sugita & Goda to perform legal work. Bert T. Kobayashi, a director of the Company since June 1992, is a senior partner of this Honolulu law firm. During fiscal 1997, $20,000 in legal fees to Kobayashi, Sugita & Goda were incurred by the Company.

    From time to time, the Company has engaged the law firm of Brobeck, Phleger & Harrison LLP to perform legal work. Thomas A. Bevilacqua, a director of the Company since April 1997, is a partner of this law firm. During fiscal 1997, $302,000 in legal fees to Brobeck, Phleger & Harrison LLP were incurred by the Company.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

REVOLVING CREDIT FACILITY

    In March 1997, the Company amended its unsecured revolving line of credit (the "Revolving Credit Facility") to increase the committed amount from $110.0 million to $137.6 million. The Revolving Credit Facility expires on July 1, 1999, and includes an option for the lenders to extend the term for an additional year. The Company can select an interest rate based on either LIBOR (1, 2, 3 or 6 month term) or prime for each borrowing. Based on the Company's leverage ratio, as defined, the interest rate may vary from LIBOR plus 1.5% to 2% or prime plus 0% to 0.25%. The Company's ability to draw upon the Revolving Credit Facility is dependent upon meeting certain financial ratios and covenants. As of December 31, 1997, the Company met such financial ratios and covenants.

    In April 1998, the Company amended certain provisions of its Revolving Credit Facility to provide for the issuance of the Old Notes.

1993 SUBORDINATED NOTES

    On January 28, 1993, the Company issued $50.0 million principal amount of 1993 Subordinated Notes, which are due January 15, 2003. On February 25, 1993, the related over-allotment option for an additional $7.5 million was exercised in full. The 1993 Subordinated Notes are convertible at any time prior to maturity into shares of the Company's common stock at a conversion price of $21.83 per share, subject to adjustment under certain conditions. The Company received net proceeds from the offering of approximately $55.2 million (net of offering costs of approximately $2.3 million). The Company used a portion of such proceeds to purchase $51.5 million of additional land inventory for residential development, using the balance of $3.7 million to repay other indebtedness. The offering costs are being amortized over the term of the debentures using the interest method. The 1993 Subordinated Notes are subordinated to all existing and future Senior Indebtedness, including the Notes offered hereby. In addition, upon the occurrence of a change of control, the 1993 Subordinated Notes shall have the right, at the holder's option, to require the Company to repurchase all of such other holder's 1993 Subordinated Notes, or any portion thereof that is an integral multiple of $1,000, on the date that is 45 days after the date of a Company Notice (as defined in the 1993 Indenture), at a price equal to 100% of the principal amount of the 1993 Subordinated Notes to be repurchased, subject to certain conditions.

                              DESCRIPTION OF NOTES

    The Old Notes were and the Notes will be issued under an Indenture dated as of May 6, 1998 (the "Indenture") among the Company, the Guarantors and U.S. Trust Company of California, N.A., as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and Holders of the Old Notes and the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions are incorporated by reference as part of such summary, which is qualified in its entirety by such reference. Certain terms used herein are defined under "Certain Definitions" below. For purposes of this summary, the term "Company" refers only to Schuler Homes, Inc. and not to any of its Subsidiaries. A copy of the Indenture is filed as an exhibit to the Registration Statement.

GENERAL

    The Notes will mature on April 15, 2008, are general unsecured Obligations of the Company and will rank senior in right of payment to all existing and future subordinated Indebtedness of the Company and will rank PARI PASSU with the Company's other existing and future senior unsecured Indebtedness. The Notes will be limited to $175.0 million in aggregate principal amount, $100.0 million of which will be issued in the Exchange Offer and the remainder of which will remain available for future issuance with identical terms and conditions as the Notes, subject to compliance with the covenants contained in the Indenture. As of December 31, 1997, after giving pro forma effect to the offering of the Old Notes, and the application of the net proceeds therefrom, the aggregate amount of outstanding Indebtedness of the Company and its Subsidiaries would have been $157.5 million, of which approximately $100.0 million would have constituted Senior Debt.

    Since the operations of the Company are currently conducted in part through its Subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the Notes, are dependent, in part, upon the earnings of its Subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its Subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those Subsidiaries and are subject to various business considerations.

    Each Note will bear interest at the rate per annum shown on the cover page of this Prospectus from May 6, 1998. Interest on the Notes will be payable on each April 15 and October 15 (each an "Interest Payment Date"), commencing October 15, 1998, to Holders of record at the close of business on the April 1 and October 1 immediately preceding such Interest Payment Date. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

GUARANTEES

    The Company's payment Obligations under the Notes will be unconditionally and jointly and severally guaranteed (the "Guarantees") by the Guarantors. The Guarantee of each Guarantor will be general unsecured Obligations of each Guarantor and will rank senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor and will rank PARI PASSU with such Guarantor's other existing and future senior unsecured Indebtedness. The Obligations of each Guarantor under its Guarantee will be limited with the intention that such Guarantee not constitute a fraudulent conveyance under applicable law. See "Risk Factors -- Fraudulent Conveyance Statutes."

    The Indenture provides that each Restricted Subsidiary (other than, in the Company's discretion, any Restricted Subsidiary with a Consolidated Tangible Net Worth of not more than $5.0 million) will be a Guarantor and, at the Company's discretion, any Unrestricted Subsidiary may be a Guarantor.

    The Indenture provides that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving person) another corporation, Person or entity, whether or not affiliated with such Guarantor unless: (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the Obligations of such Guarantor, pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Notes, the Indenture, the Registration Rights Agreement and the Guarantees; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) the Company would be permitted by virtue of the Company's pro forma Consolidated Coverage Ratio, immediately after giving effect to such transaction, to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the covenant described below under the caption "Certain Covenants -- Limitation on Additional Indebtedness."

    Notwithstanding the foregoing, the Indenture provides that in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any Obligations under its Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "Certain Covenants -- Limitation on Asset Sales."

OPTIONAL REDEMPTION

    The Notes will not be redeemable at the option of the Company prior to April 15, 2003. Thereafter, the Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest and Additional Interest (as defined below), if any, to the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on April 15 of the years set forth below:

                                                                                   REDEMPTION
YEAR                                                                                  PRICE
---------------------------------------------------------------------------------  -----------
2003.............................................................................     104.500%
2004.............................................................................     103.000%
2005.............................................................................     101.500%
2006 and thereafter..............................................................     100.000%

    Notwithstanding the foregoing, at any time prior to April 15, 2001, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture at a redemption price of 109% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; PROVIDED that not less than 65% of the aggregate principal amount of Notes issued under the Indenture remain outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); and PROVIDED, FURTHER, that such redemption shall occur within 45 days of the date of the closing of such Equity Offering.

    If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, each holder shall have the right to require that the Company repurchase all or a portion of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the provisions of the next paragraph.

    Within 30 days following any Change of Control, the Company shall mail a notice to each Holder with a copy to the Trustee stating: (i) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount outstanding at the repurchase date plus accrued and unpaid interest and Additional Interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date); (ii) the circumstances and relevant facts and relevant financial information regarding such Change of Control; (iii) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (iv) the instructions determined by the Company, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes repurchased.

    The Company shall comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the covenants described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenants described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its Obligations under the covenants described hereunder by virtue thereof.

    Existing and future Indebtedness of the Company contains or may contain prohibitions of certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. The Revolving Credit Facility provides that certain change of control events with respect to the Company would constitute a default thereunder. In addition, the Company's 1993 Subordinated Notes require the Company to repurchase the 1993 Subordinated Notes at the Holder's option upon the occurrence of certain change of control events. The Company may elect to repurchase the 1993 Subordinated Notes for cash or Common Stock. Such repurchase obligation, however, does not arise when (i) the closing price for the Common Stock for any 5 trading days within 10 consecutive trading days ending immediately before such change of control transaction equals or exceeds 105% of the conversion price of the 1993 Subordinated Notes or (ii) at least 90% of the consideration to be paid for the Common Stock in connection with the change of control transaction consists of common stock traded on a national securities exchange or the Nasdaq National Market and, as a result of the transaction, the 1993 Subordinated Notes become convertible into such Common Stock. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any repurchases required in connection with a Change of Control. The Company's failure to purchase the Notes in connection with a Change in Control would result in a default under the Indenture which could, in turn, constitute a default under other Indebtedness.

CERTAIN COVENANTS

  MAINTENANCE OF CONSOLIDATED NET WORTH

    In the event that the Company's Consolidated Net Worth at the end of each of any two consecutive fiscal quarters (the last day of such second fiscal quarter being referred to as the "Trigger Date") is less than $75.0 million (the "Minimum Net Worth"), then the Company shall make an offer to all Holders (a "Net Worth Offer") to acquire on a pro rata basis on the date (the "Net Worth Repurchase Date") that is 45 days following the date of the Net Worth Notice (as defined below) Notes in an aggregate principal amount equal to 10% of the aggregate amount of the Notes issued under the Indenture (or if less than 10% of the initial aggregate principal amount of the Notes issued are then outstanding, all the Notes outstanding at the time) (the "Net Worth Offer Amount") at a purchase price of 100% of the principal amount thereof, plus accrued interest and Additional Interest, if any, to the Net Worth Repurchase Date (the "Net Worth Price"). The Company may credit against the Net Worth Offer Amount the principal amount of Notes acquired by the Company prior to the relevant Trigger Date through purchase, optional redemption or exchange. No credit shall be made for any mandatory repurchase, including without limitation, repurchases pursuant to a Net Worth Offer, a Change of Control or a Net Proceeds Offer (as defined below). The Company, however, may not credit a specific Note in more than one Net Worth Offer. In no event shall the Consolidated Net Worth for any fiscal quarter included in the calculation of Minimum Net Worth which results in the making of a Net Worth Offer be counted toward the determination of whether the Company is required to make a subsequent Net Worth Offer. The Company shall notify the Trustee promptly after the occurrence of any of the events specified in this provision and shall notify the Trustee in writing if its Consolidated Net Worth is equal to or less than the Minimum Net Worth for any fiscal quarter.

    Within 30 days after the Trigger Date, the Company, or, at the request of the Company, the Trustee, shall give notice of the Net Worth Offer to each Holder (the "Net Worth Notice"). To accept a Net Worth Offer a Holder shall deliver to the Company (or to a trustee designated by the Company for such purpose), on or before the 30th day after the date of the Net Worth Notice, a written notice of the Holder's acceptance of such offer, together with the Notes with respect to which the offer is being accepted, duly endorsed for transfer to the Company. Such written notice may be withdrawn upon further written notice delivered to such trustee on or prior to the third day preceding the Net Worth Repurchase Date.

    If the Net Worth Repurchase Date is between a regular record date for the payment of interest and the next succeeding interest payment date, any Note to be repurchased must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount to be repurchased (unless such Note shall have been called for redemption, in which case no such payment shall be required), and the interest on the principal amount of the Note being repurchased will be paid on such next succeeding interest payment date to the registered Holder of such Note on the immediately preceding record date. A Note repurchased on an interest payment date need not be accompanied by any payment, and the interest on the principal amount of the Note being repurchased will be paid on such interest payment date to the registered Holder of such Note on the immediately preceding record date.

    If any repurchase pursuant to the foregoing provisions constitutes a tender offer as defined under the Exchange Act, the Company will comply with the requirements of Rule 14e-1 and any other tender offer rules under the Exchange Act which then may be applicable.

  LIMITATION ON ADDITIONAL INDEBTEDNESS

    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness unless, after giving effect thereto, either (i) the ratio of Indebtedness of the Company and its Restricted Subsidiaries to Consolidated Tangible Net Worth of the Company and its Restricted Subsidiaries is less than 2.0 to 1; or (ii) the Consolidated Coverage Ratio exceeds 2.0 to 1.

    Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may Incur:

         (i) Indebtedness under one or more Bank Credit Facilities in an amount not in excess of $125.0 million;

        (ii) Indebtedness Incurred as of the Issuance Date;

        (iii) Indebtedness represented by Notes issued on the Issuance Date and the related Guarantees;

        (iv) Obligations Incurred under letters of credit, escrow agreements and surety bonds in the ordinary course of business;

        (v) Indebtedness Incurred solely for the purpose of Refinancing or repaying any existing Indebtedness so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the existing Indebtedness Refinanced or repaid (plus the premiums or other payments required to be paid in connection with such Refinancing or repayment and the expenses Incurred in connection therewith), (B) the maturity of such new Indebtedness is not earlier than that of the existing Indebtedness to be Refinanced or repaid, (C) such new Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be Refinanced or repaid, (D) the new Indebtedness is subordinate to the Notes to the same extent as the Indebtedness being Refinanced and contains restrictions on payment upon the occurrence of a default on Senior Debt at least as restrictive in all material respects as the restrictions on payment contained in the Indebtedness being Refinanced, and (E) the existing and new Indebtedness are Obligations of the same entity; and

        (vi) Other Indebtedness Incurred (in addition to Indebtedness permitted by any other clause of this paragraph) in an aggregate principal amount at any time outstanding not to exceed $25.0 million.

  LIMITATION ON LIENS

    The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, issue, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien or other encumbrance of any nature (herein collectively referred to as a "lien" or "liens") upon any property of the Company or any Restricted Subsidiary, or on any shares of stock of any Restricted Subsidiary, without in any such case effectively providing that the Notes (together with, if the Company shall so determine, any other Indebtedness of the Company or such Restricted Subsidiary ranking PARI PASSU with the Notes) shall be secured equally and ratably with such Indebtedness, except that the foregoing restrictions shall not apply to:

         (i) liens existing on the Issuance Date;

        (ii) pledges, guarantees and deposits under workers' compensation laws, unemployment insurance laws or similar legislation, good faith deposits under bids, tenders or contracts, deposits to secure public or statutory obligations or appeal or similar bonds, and liens created by special assessment districts used to finance infrastructure improvements;

        (iii) liens existing on property or assets of any entity on the date on which it becomes a Restricted Subsidiary, which secured Indebtedness is not incurred in contemplation of such entity becoming a Restricted Subsidiary, provided that such liens are not extended to other property or assets of such Restricted Subsidiary, any other Restricted Subsidiary or the Company;

        (iv) liens on or leases of model home units;

        (v) the replacement of any of the items set forth in clauses (i) through
    (iv) above, PROVIDED that (A) the principal amount of the Indebtedness secured by liens shall not be increased, (B) such Indebtedness, determined as of the date of Incurrence, has an Average Life at least equal to the remaining Average Life of the Indebtedness to be Refinanced, (C) the maturity of such Indebtedness is not earlier than that of the Indebtedness to be Refinanced, and (D) the liens shall be limited to the property or part thereof which secured the lien so replaced or property substituted therefor as a result of the destruction, condemnation or damage of such property;

        (vi) liens or priorities Incurred in the ordinary course of business, such as, without limitation, laborers', employees', carriers', mechanics', vendors', and landlords', liens or priorities;

       (vii) liens for certain taxes and certain survey and title exceptions;

       (viii) liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceeding for review and with respect to which it has secured a stay of execution pending such appeal or proceeding for review;

        (ix) liens on property owned by any Homebuilding Joint Venture PROVIDED that the Indebtedness secured by such liens is Non-Recourse Indebtedness; and

         (x) liens which would otherwise be subject to the foregoing restrictions which, when the Indebtedness relating to those liens is added to all other then outstanding Indebtedness to the Company and its Restricted Subsidiaries secured by liens and not listed in clauses (i) through (ix) above, does not exceed 20% of Consolidated Tangible Net Worth.

  LIMITATION ON RESTRICTED PAYMENTS

    The Indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, directly or indirectly,

         (i) declare or pay any dividend on, or make any distribution in respect of, or purchase, redeem or otherwise acquire or retire for value, any Capital Stock of the Company other than through the issuance solely of the Company's own Capital Stock (other than Disqualified Stock) or rights thereto;

        (ii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value prior to scheduled principal payments or at maturity, Indebtedness of the Company or any Restricted Subsidiary which is expressly subordinated in right of payment to the Notes unless the Company or the Restricted Subsidiary, as the case may be, uses the proceeds of a substantially contemporaneous Incurrence of new Indebtedness permitted by clause (v) of the Limitation on Additional Indebtedness to make such principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value such prior Indebtedness; or

        (iii) make any Restricted Investment (such payments or any other actions described in (i), (ii) and (iii), being referred to herein collectively as, "Restricted Payments") unless:

           (A) at the time of, and after giving effect to, the proposed Restricted Payment, no Event of Default (and no event that, after notice or lapse of time, or both, would become an Event of Default) shall have occurred and be continuing,

           (B) the Company is able to Incur an additional $1.00 in Indebtedness pursuant to the first paragraph of the covenant described under "-- Limitation on Additional Indebtedness" and

           (C) at the time of, and after giving effect thereto, the sum of the aggregate amount expended (or with respect to guarantees or similar arrangements the amount then guaranteed) for all such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee) subsequent to December 31, 1997 shall not exceed the sum of (1) 50% of the aggregate Consolidated Net Income (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis subsequent to December 31, 1997; (2) the aggregate net proceeds including the fair market value of the property other than cash (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of such Board of Directors filed with the Trustee), received by the Company from the issuance or sale, after the Issuance Date, of Capital Stock (other than Disqualified Stock) of the Company, including Capital Stock (other than Disqualified Stock) of the Company issued subsequent to the Issuance Date or upon the conversion of Indebtedness of the Company issued subsequent to the Issuance Date and initially issued for cash; (3) an amount equal to the sum of (a) 100% of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) paid to the Company (or any Restricted Subsidiary) by an Unrestricted Subsidiary, Homebuilding Joint Venture or any other Person in which the Company (or any Restricted Subsidiary), directly or indirectly, has an ownership interest but less than an 80% ownership interest and (b) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at

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
       the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; PROVIDED, HOWEVER, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Restricted Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary; and
       (4) $10.0 million.

    The foregoing shall not prevent (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration the making of such payment would have complied with the provisions of this limitation on dividends; PROVIDED, HOWEVER, that such dividend shall be included in future calculations of Restricted Payments; (ii) the retirement of any shares of the Company's Capital Stock by exchange for, or out of proceeds of the substantially concurrent sale of, other shares of its Capital Stock (other than Disqualified Stock); PROVIDED, HOWEVER, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause
(C)(2) of the immediately preceding paragraph; (iii) the redemption, repayment, repurchase, defeasance or other retirement of Indebtedness with proceeds received from the substantially concurrent sale of shares of the Company's Capital Stock (other than Disqualified Stock); PROVIDED, HOWEVER, that the aggregate net proceeds from such sale shall be excluded from the calculation of the amounts under clause (C)(2) of the immediately preceding paragraph.

  LIMITATION ON ASSET SALES

    The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate an Asset Disposition, unless

         (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Disposition at least equal to the fair market value (as determined in good faith by the board of directors of the Company or the Restricted Subsidiary, as the case may be) of the assets disposed of, and

        (ii) the consideration of such Asset Disposition consists of at least 75% cash; PROVIDED, that (x) the amount of liabilities assumed by the transferee, (y) any notes or other Obligations received by the Company or such Restricted Subsidiary and immediately converted into cash or (z) with respect to the sale or other disposition of all of the capital stock of any Restricted Subsidiary, the amount of liabilities that remain the obligation of such Restricted Subsidiary subsequent to such sale or other disposition, shall be deemed to be "cash."

    Within 12 months from the date that any Asset Disposition is consummated, the Net Proceeds thereof will be reinvested in Additional Assets or applied to the redemption or repurchase of Indebtedness of the Company which ranks senior or PARI PASSU with the Notes or Indebtedness of a Restricted Subsidiary which is not subordinated to other debt of such Restricted Subsidiary (which, in each case, will be a permanent reduction of such Indebtedness). To the extent that the Net Proceeds of an Asset Disposition are not so applied, the Company or such Restricted Subsidiary, as the case may be, will, within 30 days from the expiration of such 12-month period, use the remaining Net Proceeds (less any amounts used to pay reasonable fees and expenses connected with the Net Proceeds Offer) to make an offer to repurchase the Notes at a price equal to 100% of the principal amount thereof, plus accrued interest and Additional Interest, if any, to the Net Proceeds Repurchase Date ("a Net Proceeds Offer").

    Notwithstanding the foregoing, the Net Proceeds of an Asset Disposition are not required to be applied in accordance with the preceding paragraph, unless and until the aggregate Net Proceeds of all such Asset Dispositions in a 12-month period exceeds $5.0 million.

    To accept a Net Proceeds Offer a holder shall deliver to the Company (or to a trustee designated by the Company for such purpose) on or before the 30th day after the date of the Net Proceeds Offer (the "Net Proceeds Repurchase Date"), a written notice of the Holder's acceptance of the Net Proceeds Offer, together with any Notes with respect to which the offer is being accepted, duly endorsed for transfer to the Company. Such written notice may be withdrawn upon further written notice to such trustee on or prior to the third day preceding the Net Proceeds Repurchase Date.

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
    If the Net Proceeds Repurchase Date is between a regular record date for the payment of interest and the next succeeding interest payment date, any Note to be repurchased must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount to be repurchased (unless such Note shall have been called for redemption, in which case no such payment shall be required), and the interest on the principal amount of the Note being repurchased will be paid on such next succeeding interest payment date to the registered holder of such Note on the immediately preceding record date. A Note repurchased on an interest payment date need not be accompanied by any payment, and the interest on the principal amount of the Note being repurchased will be paid on such interest payment date to the registered holder of such Note on the immediately preceding record date.

    If any repurchase pursuant to the foregoing provision constitutes a tender offer as defined under the Exchange Act, the Company will comply with the requirements of Rule 14e-1 and any other tender offer rules under the Exchange Act which then may be applicable.

    Any amount of Net Proceeds remaining after a Net Proceeds Offer shall be returned by the Trustee to the Company and may be used by the Company for any purpose not inconsistent with the Indenture.

  LIMITATION ON TRANSACTIONS WITH RELATED PERSONS

    The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction or series of related transactions with Related Persons of the Company unless: (i) such transactions are between or among the Company and its Restricted Subsidiaries; or (ii) such transactions are in the ordinary course of business and consistent with past practice or (iii) the terms of such transactions are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and are at least as favorable as the terms which could be obtained by the Company or the Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between Persons who are not Related Persons. In the event of any transaction or series of transactions occurring subsequent to the date of issuance of the Notes with a Related Person which involves in excess of $1.0 million and is not permitted under clause (i) of the preceding sentence, all of the disinterested members of the Board of Directors shall by resolution determine that such transaction or series of transactions meets the criteria set forth in clause (iii) of the preceding sentence. In the event of any transaction or series of transactions occurring subsequent to the Issuance Date with a Related Person which involves in excess of $10.0 million and is not permitted under clause (i) above, the Company will be required to deliver to the Trustee an opinion of an Independent Financial Advisor to the effect that the transaction is fair to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view. Notwithstanding the foregoing, such provisions do not prohibit and will not apply to (1) any Restricted Payment which is permitted by the "Limitation on Restricted Payments" covenant or (2) the payment of compensation to directors of the Company who are not employees of the Company and wages and other compensation to officers or employees of the Company or any of its Subsidiaries in the ordinary course of business consistent with prior practice.

  LIMITATION ON PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

    The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary (i) to pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (ii) to make any loans or advances to the Company or (iii) to transfer any of its property or assets to the Company, except: (A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issuance Date; (B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary which was entered into on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date; (C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of this covenant (or effecting a Refinancing of such Refinancing Indebtedness pursuant to this clause (C)) or contained in any amendment to an agreement referred to in clause (A) or (B) of this covenant or this clause (C); PROVIDED, HOWEVER, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such Refinancing agreement or amendment are no more restrictive in any material respect than the encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements; (D) any such encumbrance or restriction consisting of customary contractual non-assignment provisions to the extent such provisions restrict the transfer of rights, duties or Obligations under such contract; (E) in the case of clause (iii) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; (F) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and (G) any restriction imposed by applicable law.

  LIMITATION ON DESIGNATION OF RESTRICTED AND UNRESTRICTED SUBSIDIARIES

    The Company will not permit any Restricted Subsidiary to be designated as an Unrestricted Subsidiary unless the Company and its remaining Restricted Subsidiaries would thereafter be permitted to (i) Incur at least $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "-- Limitation on Additional Indebtedness" above and (ii) make a Restricted Payment of at least $1.00 pursuant to the first paragraph of the covenant described under "-- Limitation on Restricted Payments" above.

    The Company will not permit any Unrestricted Subsidiary to be designated as a Restricted Subsidiary unless such Subsidiary has outstanding no Indebtedness except such Indebtedness as the Company could permit it to become liable for immediately after becoming a Restricted Subsidiary under the provisions of the covenant described under "-- Limitation on Additional Indebtedness" above.

  LIMITATION ON MERGERS AND SALES OF ASSETS BY THE COMPANY

    The Indenture provides that the Company may not consolidate with, merge into or transfer all or substantially all of its assets to another Person unless (i) such Person (if other than the Company) is a corporation organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes all the Obligations of the Company under the Indenture and the Notes; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) the Consolidated Net Worth of the obligor of the Notes immediately after such transaction (exclusive of any adjustments to Consolidated Net Worth relating to transaction costs and accounting adjustments resulting from such transaction) is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and (iv) the surviving corporation would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "-- Limitation on Additional Indebtedness" above.

  LIMITATION ON BUSINESS ACTIVITIES

    The Company will not, and will not permit any Restricted Subsidiary to engage in any business other than a Related Business.

REPORTS TO HOLDERS OF THE NOTES

    So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the Commission. The Indenture provides that even if the Company is entitled under the Exchange Act not to furnish such information to the Commission or to the Holders of the Notes, it will nonetheless continue to furnish information under Section 13 or 15(d) of the Exchange Act to the Commission and the Trustee as if it were subject to such periodic reporting requirements.

EVENTS OF DEFAULT

    The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to the Notes, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes may declare the principal amount of the Notes to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the Notes may rescind such a declaration.

    Under the Indenture, an Event of Default is defined as, with respect to the Notes, any of the following: (i) default in payment of the principal of any Note; (ii) default in payment of any interest on any Note when due, continuing for 30 days; (iii) failure by the Company to comply with its other agreements in the Notes or the Indenture for the benefit of the holders of the Notes upon the receipt by the Company of notice of such Default by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes and the Company's failure to cure such Default within 45 days after receipt by the Company of such notice; (iv) certain events of bankruptcy or insolvency; (v) default under any mortgage, indenture (including the Indenture) or instrument under which is issued or which secures or evidences Indebtedness of the Company or any Restricted Subsidiary (other than Non-Recourse Indebtedness) which default constitutes a failure to pay principal of such Indebtedness in an amount of $5.0 million or more when due and payable (other than as a result of acceleration) or results in Indebtedness (other than Non-Recourse Indebtedness) in the aggregate of $5.0 million or more becoming or being declared due and payable before it would otherwise become due and payable; and (vi) entry of a final judgment for the payment of money against the Company or any Restricted Subsidiary in an amount of $5.0 million or more which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal such judgment has expired or becomes subject to an enforcement proceeding.

    The Trustee shall give notice to holders of the Notes of any continuing Default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice, as to any Default other than a payment Default, if it determines in good faith that withholding the notice is in the interests of the Holders.

    The Holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes, provided that such directions shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such Holders, the Trustee shall be entitled to receive from such Holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be Incurred by it in complying with any such direction. No Holder of Notes will have any right to pursue any remedy with respect to the Indenture or the Notes, unless (i) such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Notes; (ii) the Holders of at least 25% in aggregate principal amount of the Notes shall have made a written request to the Trustee to pursue such remedy; (iii) such Holder or Holders have offered to the Trustee reasonable indemnity satisfactory to the trustee; (iv) the Holders of a majority in aggregate principal amount of the Notes have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period.

    Notwithstanding the foregoing, the right of any Holder of any Note to receive payment of the principal of and interest in respect of such Note on the Stated Maturity expressed in such Note or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such Holder's consent. The Holders of at least a majority in aggregate principal amount of the Notes may waive an existing Default with respect to the Notes and its consequences, other than (i) any Default in any payment of the principal of or interest on any Note or (ii) any Default in respect of certain covenant or provisions in the Indenture which may not be modified without the consent of the Holder of each Note as described in "Modification and Waiver" below.

MODIFICATION AND WAIVER

    The Company and the Trustee may execute a supplemental indenture without the consent of the Holders of the Notes (i) to add to the covenants, agreements and Obligations of the Company for the benefit of the Holders of all the Notes or to surrender any right or power conferred in the Indenture upon the Company; (ii) to evidence the succession of another corporation to the Company and the assumption by it of the Obligations of the Company under the Indenture and the Notes; [(iii) to establish the form or terms of the Notes as permitted by Sections (2.01 and 2.03(a)) of the Indenture], (iv) to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the Notes and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee; (v) to cure any ambiguity, defect or inconsistency;
(vi) to secure the Notes; or (vii) to make any other change that does not adversely affect the rights of any Holder.

    With the consent of the Holders of not less than a majority in aggregate principal amount of the Notes, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the indenture with respect to the Notes or modify in any manner the rights of the Holders of the Notes, provided that no such supplemental indenture will, without the consent of the Holder of each such Note affected thereby (i) change the Stated Maturity of the principal of, or any installment of principal or interest on, any Note or any premium payable upon redemption thereof; (ii) reduce the principal amount of, or the rate of interest on, any Note; (iii) change the place or currency of payment of principal or interest, if any, on any Note; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Note; (v) reduce the above-stated percentage of Holders of the Notes necessary to modify or amend the Indenture; or (vi) modify the foregoing requirements or reduce the percentage in principal amount of Notes necessary to waive any covenant or past default. Holders of not less than a majority in principal amount of the Notes may waive certain past Defaults and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the Notes.

DEFEASANCE

    Under the terms of the Indenture, the Company, at its option, (a) will be discharged from any and all obligations in respect of the Notes (except in each case for certain obligations to register the transfer or exchange of Notes, replace stolen, lost or mutilated Notes, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with the covenants of the Indenture nor be subject to the operation of the cross acceleration provisions described under "Events of Default," in each case, if the Company irrevocably, deposits with the Trustee, in trust, money or U.S. government obligations which through the payment of interest thereon and Additional Interest, if any, and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and interest on the Notes on the dates such payments are due in accordance with the terms of the Notes.

    To exercise either option above, the Company is required to deliver to the Trustee an opinion of counsel that the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

    In the event the Company exercises its options under clause (b) of the second preceding paragraph and the Notes are declared due and payable because of the occurrence of any Event of Default (other than the cross acceleration provisions described under "Events of Default" which will be inapplicable), the amount of money and U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their stated maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

DISCHARGE

    The Company may satisfy and discharge Obligations under the Indenture with respect to the Notes by delivering to the Trustee for cancellation all outstanding Notes or depositing with the Trustee, after such outstanding Notes have become due and payable, cash sufficient to pay at Stated Maturity all of the outstanding Notes and paying all other sums payable under the Indenture with respect to the Notes.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS OR
  EMPLOYEES

    The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company or any Guarantor in the Indenture or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company, any Guarantor or any successor Person thereof. Each Holder, by accepting such Notes waives and releases all such liability.

GOVERNING LAW

    The Indenture, the Notes and the Guarantees will be governed by the laws of the State of New York.

THE TRUSTEE

    The Trustee is U.S. Trust Company of California, N.A. The Company has appointed the Trustee as Registrar and Paying Agent for the Notes.

    The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent Person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of a holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

TRANSFER AND EXCHANGE

    A Holder will be able to transfer or Notes only in accordance with the provisions of the Indenture. The registrar of the Notes may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

    "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in a Related Business; or (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; provided, however, that any such Restricted Subsidiary is primarily engaged in a Related Business.

    "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares and, to the extent required by local ownership laws in foreign countries, shares owned by foreign shareholders); (ii) all or substantially all the assets of any division, business segment or comparable line of business of the Company or any Restricted Subsidiary; or (iii) any other assets of the Company or any Restricted Subsidiary having a fair market value (as determined in good faith by the Board of Directors) in excess of $500,000 disposed of in a single transaction or series of related transactions outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (i), (ii) and (iii) above, a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary).

    "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment (assuming the exercise by the obligor of such Indebtedness of all unconditional (other than as to the giving of notice) extension options of each such scheduled payment date) of such Indebtedness multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

    "Bank Credit Facility" means the Revolving Credit Facility and any bank (or similar financial institution) credit agreement or credit facility entered into in the future by the Company or any Restricted Subsidiary, as any of the same may be amended, waived, modified, Refinanced or replaced from time to time.

    "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in any place where payments of principal or interest are made under the Indenture or other locations are authorized or obligated by law or executive order to close.

    "Capitalized Lease Obligations" means any obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP.

    "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

    "Change of Control" means the occurrence of any of the following events:

         (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of (A) more than 50% of the total voting power of the Voting Stock of the Company or (B) greater total voting power of the Voting Stock of the Company than held by the Schuler Family;

        (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a majority vote of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

        (iii) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person, other than any such sale to one or more Restricted Subsidiaries, and in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation, or a parent corporation that owns all of the Capital Stock of such surviving corporation, that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation or such parent corporation, as the case may be.

    "Consolidated Coverage Ratio" with respect to the Company as of any date of determination means the ratio of the Company's EBITDA to its Consolidated Interest Incurred for the four fiscal quarters ending immediately prior to the date of determination. Notwithstanding clause (ii) of the definition of Consolidated Net Income, if the Indebtedness which is being Incurred is Incurred in connection with an acquisition by the Company or a Restricted Subsidiary, the Consolidated Coverage Ratio shall be determined after giving effect to both the Consolidated Interest Incurred related to the Incurrence of such Indebtedness and the EBITDA as if the acquisition had occurred at the beginning of the four fiscal quarter period (x) of the Person becoming a Restricted Subsidiary or (y) in the case of an acquisition of assets that constitute substantially all of an operating unit or business, relating to the assets being acquired by the Company or a Restricted Subsidiary.

    "Consolidated Interest Expense" of the Company means, for any period, the aggregate amount of interest which, in accordance with GAAP, would be included on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures or otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with Hedging Obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other non-cash interest expense), plus the product of
(i) cash dividends paid on any Preferred Stock of the Company, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

    "Consolidated Interest Incurred" of the Company means, for any period, (i) the aggregate amount of interest which, in accordance with GAAP, would be included on an income statement for the Company and its Restricted Subsidiaries on a consolidated basis, whether expensed directly, or included as a component of cost of goods sold, or allocated to joint ventures or otherwise (including, but not limited to, imputed interest included on Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with Hedging Obligations, amortization of discount or premium, if any, and all other non-cash interest expense), plus (or minus, if negative) (ii) the difference between capitalized interest for such period and the interest component of cost of goods sold for such period, plus (iii) the product of (A) cash dividends paid on any Preferred Stock of the Company, times (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of the Company, expressed as a decimal.

    "Consolidated Net Income" for any period, means the aggregate of the Net Income of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that (i) the Net Income of any Person in which the Company or any Restricted Subsidiary has, a joint interest with a third party (other than an Unrestricted Subsidiary) shall be included only to the extent of the lesser of (A) the amount of dividends or distributions actually paid to the Company or a Restricted Subsidiary or (B) the Company's direct or indirect proportionate interest in the Net Income of such Person, provided that, so long as the Company or a Restricted Subsidiary has an unqualified legal right to require the payment of a dividend or distribution, Net Income shall be determined solely pursuant to clause (B);
(ii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and
(iii) the Net Income of any Unrestricted Subsidiary shall be included only to the extent of the amount of dividends or distributions (the fair value of which, if other than in cash, to be determined by the Board of Directors, in good faith) by such Subsidiary to the Company or to any of its consolidated Restricted Subsidiaries; (iv) the Net Income of any Unrestricted Subsidiary, any Homebuilding Joint Venture or any other Person in which the Company or any Restricted Subsidiary has a joint interest with a third party that is not existing on December 31, 1997 shall be included only to the extent that the aggregate amount of dividends or distributions (the fair value of which, if other than cash, to be determined by the Board of Directors, in good faith) by such Subsidiary or Homebuilding Joint Venture to the Company or to any of its consolidated Restricted Subsidiaries exceeds the aggregate amount of unpaid loans or advances and unreturned capital contributions made by the Company or any Restricted Subsidiary in or to such Subsidiary or Homebuilding Joint Venture; and (v) all non-cash items (other than income tax expense, depreciation expense, amortization expense and any item that will require cash payments in the future and for which an accrual reserve is, or is required by GAAP to be, made) decreasing Consolidated Net Income shall be added back in calculating Consolidated Net Income and all non-cash items increasing Consolidated Net Income shall be deducted in calculating Consolidated Net Income.

    "Consolidated Net Worth" with respect to the Company means the consolidated stockholders' equity of the Company and its Restricted Subsidiaries, as determined in accordance with GAAP.

    "Consolidated Tangible Net Worth" with respect to the Company means Consolidated Net Worth, less the Intangible Assets of the Company and its Restricted Subsidiaries.

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    "Disqualified Stock" means, with respect to any Person, that portion of any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the Holder thereof, in whole or in part, in each case on or prior to the final maturity date of the Notes; provided that Capital Stock that would be "Disqualified Stock" solely by virtue its containing a customary requirement that the issuer offer to repurchase such Capital Stock upon a change of control of the issuer will not be deemed to be "Disqualified Stock."

    "EBITDA" of the Company for any period means the sum of Consolidated Net Income plus Consolidated Interest Expense plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:(i) income tax expense, (ii) depreciation expense and (iii) amortization expense, in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income.

    "Equity Offering" means any public or private sale of equity securities (excluding Disqualified Stock) of the Company other than any private sales to Related Persons of the Company.

    "GAAP" means generally accepted accounting principles as in effect on the date hereof.

    "Guarantors" means (i) Schuler Homes of California, Inc., Schuler Homes of Washington, Inc., Melody Homes, Inc., Schuler Realty/Maui, Inc., Schuler Realty/Oahu, Inc., Lokelani Construction Corporation, Melody Mortgage Co., SHLR of Washington, Inc. and Schuler Homes of Oregon, Inc., (ii) any other Guarantors under any Bank Credit Facility, (iii) any other Subsidiary existing on the Issuance Date which is a Restricted Subsidiary, and (iv) any other Person that executes a Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

    "Hedging Obligations" of any Person means the net Obligations of such Person pursuant to any Interest Rate Agreement or any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

    "Holder" means the Person in whose name a Note is registered on the register for the Notes.

    "Homebuilding Joint Venture" means any Person in which the Company or any of its Subsidiaries has an ownership interest but less than an 80% ownership interest that, in each case, was formed for and is engaged in homebuilding operations.

    "Incur" means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; provided further, however, that in the case of a discount security, neither the accrual of

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
interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness. The term "Incurrence" when used as a noun shall have a correlative meaning.

    "Indebtedness" means on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capitalized Lease Obligations of such Person;
(iii) all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding accounts payable and accrued expenses arising in the ordinary course of business and which are not more than 90 days past due or are in dispute) which would appear as a liability on a balance sheet of a Person prepared on a consolidated basis in accordance with GAAP, which purchase price or obligation is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services (provided that, in the case of obligations of an acquired Person assumed in connection with an acquisition of such Person, such obligations would constitute Indebtedness of such Person); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock; (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee; (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and (viii) to the extent not otherwise included in this definition, Hedging Obligations of such Person. The amount of Indebtedness of any Person at any date shall be (a) the outstanding balance at such date of all unconditional Obligations as described above, (b) the maximum reasonably anticipated liability, upon the occurrence of the contingency, other than a contingency solely within the control of such Person, giving rise to the obligation, of any contingent obligations as described above (in the case of clauses other than (iii)) and the amount shown as a liability on a balance sheet of a Person as described in clause (iii) above, in each case at such date; provided, however, that the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such indebtedness at such time as determined in conformity with generally accepted accounting principles.

    "Independent Financial Advisor" means a firm (i) which does not, and whose directors, officers and employees or Related Persons do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

    "Intangible Assets" means the amount (to the extent reflected in determining consolidated stockholders' equity) of (A) all write-ups (other than write-ups of tangible assets of a going concern business made within twelve months after the acquisition of such business) in the book value of any asset owned by the Company or any Restricted Subsidiary, and (B) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles.

    "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to compensate the Company or any Restricted Subsidiary for fluctuations in interest rates.

    "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person.

    "Issuance Date" means the date of issuance of $100.0 million of Notes in the Offering.

    "Mortgage" means a first priority mortgage or first priority deed of trust on improved real property.

    "Net Income" of any Person means the net income (loss) of such Person, determined in accordance with GAAP as in effect on the date of issuance of the Notes; excluding, however, from the determination of Net Income all gains (to the extent that they exceed all losses) realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale leaseback transactions) of any real property or equipment of such Person, which is not sold or otherwise disposed of in the ordinary course of business, or of any capital stock of such Person or its subsidiaries owned by such Person.

    "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Disposition (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Disposition), net of the direct costs relating to such Asset Disposition (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any related expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Senior Debt secured by a lien on the asset or assets that were the subject of such Asset Disposition and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

    "Non-Recourse Indebtedness" means Indebtedness or other obligations secured by a lien on property to the extent that the liability for such Indebtedness or other obligations is limited to the security of the property without liability on the part of the Company or any Subsidiary (other than the Subsidiary which holds title to such property) for any deficiency.

    "Obligations" means any principal, interest (including interest accruing after the commencement of any bankruptcy, reorganization, insolvency or similar proceeding relating to the Company or any of its Subsidiaries whether or not allowed as a claim in such proceeding), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "Person" means an individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability partnership, trust, unincorporated organization, or government or any agency or political subdivision thereof.

    "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

    "Refinance" means, in respect of Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinancing" shall have a correlative meaning.

    "Related Business" means any line or lines of business or business activity reasonably related to (x) the homebuilding business or (y) a business or business activity of the Company and/or its Restricted Subsidiaries conducted on the Issuance Date.

    "Related Person" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "Restricted Investment" means any loan, advance, capital contribution or transfer (including by way of guaranty or other similar arrangement) in or to any Unrestricted Subsidiary, Homebuilding Joint Venture or any Person in which the Company, directly or indirectly, has an ownership interest but less than 80% ownership interest; provided, however, that loans, advances, capital contributions or transfers (including by way of guaranty or other similar arrangement) to a Homebuilding Joint Venture shall be counted as a Restricted Investment only to the extent that the aggregate at any one time outstanding of all such amounts expended (or with respect to guaranties or similar arrangement the amounts then guaranteed) exceed, subsequent to December 31, 1997, $25.0 million in the aggregate for all Homebuilding Joint Ventures. Restricted Investment shall include the fair market value of the net assets of any Restricted Subsidiary that at any time is designated an Unrestricted Subsidiary. Any property transferred to an Unrestricted Subsidiary, and the net assets of a Restricted Subsidiary that is designated an Unrestricted Subsidiary, shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of the Company in good faith. Restricted Investment shall not include any loan, advance, capital contribution or transfer made for the purpose of acquiring an ownership interest in a Person and immediately designating such person as a Restricted Subsidiary, and if required a Guarantor.

    "Restricted Subsidiary" means any Subsidiary in which the Company, directly or indirectly, has an 80% or greater ownership interest that has not been designated an Unrestricted Subsidiary.

    "Revolving Credit Facility" means that certain Amended and Restated Credit Agreement, dated April 29, 1998, among the Company, its Subsidiaries named therein and First Hawaiian Bank and Bank of America National Trust and Savings Association, as may be further amended, modified, renewed, refunded, extended, replaced or Refinanced from time to time.

    "Schuler Family" means James K. Schuler, his wife, their respective descendants, any trust for the benefits of any of the foregoing persons, at least 50% of the trustees of which are members of the Schuler Family or any other trust or charitable foundation, the majority of the trustees of which are members of the Schuler Family.

    "Senior Debt" means (i) all Indebtedness now or hereafter outstanding under the Bank Credit Facility; (ii) any other Indebtedness permitted to be Incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is Incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes and (iii) all Obligations with respect to the foregoing. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (v) Indebtedness which is classified as Non-Recourse Indebtedness or any unsecured claim arising in respect hereof by reason of application of section 1111(b)(1) of the U.S. bankruptcy code, (w) any liability for any federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries or other Related Persons, (y) any trade payables or (z) any Indebtedness that is Incurred in violation of the Indenture.

    "Subsidiary" means a corporation, a majority of the capital stock with voting power to elect directors of which is directly or indirectly owned by the Company and its Subsidiaries, or any Person in which the Company and its Subsidiaries has at least a majority ownership interest.

    "Unrestricted Subsidiary" means (i) any Subsidiary in which the Company, directly or indirectly, has less than an 80% ownership interest provided that such Subsidiary is not a Homebuilding Joint Venture; (ii) any Subsidiary in which the Company, directly or indirectly, has an 80% or greater ownership interest, which, in accordance with the provisions of the Indenture, has been designated in a resolution adopted by the Board of Directors of the Company as an Unrestricted Subsidiary, in each case unless and until such Subsidiary shall, in accordance with the provisions of the Indenture, be designated by a resolution of the Company as a Restricted Subsidiary; and (iii) any Subsidiary in which the Company, directly or indirectly, has an 80% or greater ownership interest, a majority of the voting stock of which shall at the time be owned directly or indirectly by one or more Unrestricted Subsidiaries. At the Issuance Date, the Company will not have designated any Subsidiaries as Unrestricted Subsidiaries.

    "Voting Stock", with respect to any Person, means securities of any class of Capital Stock of such Person entitling the Holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors of such Person.

    "Wholly Owned Subsidiary" means a Subsidiary, all of the capital stock (whether or not voting, but exclusive of directors' qualifying shares) of which is owned by the Company or a Wholly Owned Subsidiary.

    "1993 Subordinated Notes" means the Company's $57.5 million 6 1/2% Convertible Subordinated Debentures due 2003.

BOOK-ENTRY; DELIVERY AND FORM

    The Notes will initially be represented by one or more Notes in registered global form (the "Global Notes"). The Global Notes will be deposited with the Trustee as custodian for, and registered in the name of Cede and Co., as nominee of DTC (such nominee being referred to herein as the "Global Note Holder"). DTC will maintain the Notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities.

    Notwithstanding the foregoing, Notes that are issued as described below under "-- Certificated Securities" will be issued in the form of registered definitive certificates (the "Certificated Securities"). Upon the transfer of Certificated Securities, such Certificated Securities may, unless the Global Notes have previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Notes representing the principal amount of Notes being transferred.

    DTC has advised the Initial Purchasers and the Company that it is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "DTC's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. DTC's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or "DTC's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through DTC's Participants or DTC's Indirect Participants.

    The Company expects that pursuant to procedures established by DTC (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of DTC's Participants), DTC's Participants and DTC's Indirect Participants.

    The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Notes will be limited to such extent. Investors in the Global Notes may hold their interest therein directly through DTC, if they are Participants in such system, or through Indirect Participants.

    So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Notes. Beneficial owners of Notes evidenced by the Global Notes will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the

Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes.

    Payments in respect of the principal, premium, if any, and interest on any Notes registered in the name of the Global Note holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by DTC's Participants and DTC's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's Participants or DTC's Indirect Participants.

CERTIFICATED SECURITIES

    Subject to certain conditions, any person having a beneficial interest in the Global Notes may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Note Holder of its Global Notes, Notes in such form will be issued to each person that the Global Note Holder and DTC identify as being the beneficial owner of the related Notes.

    Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

SAME DAY SETTLEMENT AND PAYMENT

    The Indenture will require that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, the Company will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The Company expects that secondary trading in the Certificated Securities will also be settled in immediately available funds.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The discussion set forth in this summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly on a retroactive basis). Legislative, judicial or administrative changes or interpretations may be forthcoming that could affect the tax consequences to Holders of Old Notes and Notes.

    This summary is for general information only and does not purport to address all of the federal income tax consequences that may be applicable to a Holder of Old Notes or Notes. The tax treatment of a Holder of Old Notes or Notes may vary depending on its particular situation. For example, certain Holders, including individual retirement and other tax-deferred accounts, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and individuals who are not citizens or residents of the United States, may be subject to special rules not discussed below. In addition, this discussion addresses the tax consequences to the initial Holders of the Old Notes and Notes and not the tax consequences to subsequent transferees of the Old Notes and Notes.

    EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW AND ANY OTHER FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF EXCHANGING OLD NOTES FOR NOTES AND OF HOLDING AND DISPOSING OF THE OLD NOTES AND NOTES.

EXCHANGE OFFER

    Under Section 1001 of the Code modifications in debt instruments may in certain cases be deemed to constitute a taxable exchange of the existing debt instrument for a new debt instrument. The Internal Revenue Service (the "IRS") has issued Regulations providing rules for determining when a modification of a debt instrument constitutes a taxable exchange. Because the terms of the Notes do not modify significantly the terms of the Old Notes, each Note will be viewed as a continuation of the corresponding Old Note, the issuance of the Note will be disregarded for federal income tax purposes, and a Holder exchanging an Old Note for a Note (as well as a non-exchanging Holder) will not recognize any gain or loss as a result of the Exchange (or the Exchange Offer).

STATED INTEREST

    A Holder of an Old Note or a Note will be required to report as income for federal income tax purposes interest earned on an Old Note or a Note in accordance with the Holder's method of tax accounting. A Holder of an Old Note or a Note using the accrual method of accounting for tax purposes is, as a general rule, required to include interest in ordinary income as such interest accrues, while a cash basis Holder must include interest income when cash payments are received (or made available for receipt) by such Holder.

ORIGINAL ISSUE DISCOUNT

    If the Notes are issued with original issue discount ("OID") within the meaning of Sections 1272 and 1273 of the Code and the pertinent Treasury Regulations, Holders of the Old Notes and Notes generally will be required to include such OID in gross income as it accrues. The total amount of OID, if any, with respect to each Note will be any excess of its "stated redemption price at maturity" over its "issue price;" provided that a Note will not be deemed to have OID if such excess is less than 1/4 of 1% of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date. The "issue price" of the Notes (or a particular issue of Notes) will be the first price at which a substantial amount of such Notes are sold. The "stated redemption price at maturity" of the Notes will be the sum of all payments provided by the Notes other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. A Holder of an Old Note or a Note issued with OID would be required to include the OID in income for federal income tax purposes as it accrues under a "constant yield method," regardless of such Holder's method of accounting for tax purposes. The Company will furnish to the IRS and to record Holders of the Old Notes and the Notes information with respect to the OID, if any, accruing during the calendar year (as well as interest paid during that year).

SALE, EXCHANGE, OR REDEMPTION OF A NOTE

    Upon the sale, exchange (other than pursuant to the Exchange as discussed above), or redemption of an Old Note or a Note, a Holder will recognize taxable gain or loss equal to the difference between (i) the amount of cash and the fair market value of property received (other than amounts received attributable to interest not previously taken into account, which amount will be treated as interest received), and (ii) the Holder's adjusted tax basis in the Old Note or a Note. A Holder's adjusted tax basis in an Old Note or Note generally will equal the cost of the Old Note or Note to the Holder, increased by the amount of any OID previously included in income by the Holder with respect to the Old Note or Note and reduced by any payments previously received by the Holder with respect to the Old Note or Note, other than qualified stated interest payments, and by any premium amortization deductions previously claimed by the Holder. Provided that the Old Note or Note is a capital asset in the hands of the Holder and has been held for more than one year, any gain or loss recognized by the Holder will generally be a long-term capital gain or loss. The recently enacted 20% maximum tax rate on long-term capital gains applies only to assets held by individuals for more than 18 months although capital assets held for more than one year by individuals will continue to qualify for the 28% maximum tax rate.

BACKUP WITHHOLDING

    Under the backup withholding rules, a Holder of an Old Note or a Note may be subject to a backup withholding at the rate of 31% on interest paid on the Old Note or Note or on any other cash payment with respect to the sale or redemption of the Old Note or Note, unless (i) such Holder is a corporation or comes under certain other exempt categories and when required demonstrates this fact or (ii) such Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules in the Treasury Regulations.

    The Company will report to the Holders of the Old Notes and Notes and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payments on the Old Notes and Notes.

    Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the Holder's federal income tax liability, provided that the required information is furnished to the IRS.

    THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE EXCHANGE, OWNERSHIP, AND DISPOSITION OF THE NOTES AND NOTES (INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS).

                              PLAN OF DISTRIBUTION

    A broker-dealer that is the holder of Old Notes that were acquired for the account of such broker-dealer as a result of market-making or other trading activities (other than Old Notes acquired directly from the Company or any affiliate of the Company) may exchange such Old Notes for Notes pursuant to the Exchange Offer; PROVIDED, that each broker-dealer that receives Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after consummation of the Exchange Offer, it will make this Prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any such resale.
In addition, until            , 1998, all dealers effecting transactions in the
Notes may be required to deliver a prospectus.

    The Company will not receive any proceeds from any sale of Notes by broker-dealers or any other holder of Notes. Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Notes. Any broker-dealer that resells Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 180 days after consummation of the Exchange Offer, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer and to the Company's performance of, or compliance with, the Registration Rights Agreement (other than commissions or concessions of any brokers or dealers) and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Thomas A. Bevilacqua, a partner of Brobeck, Phleger & Harrison LLP, serves as a director of the Company.

                              INDEPENDENT AUDITORS

    The consolidated financial statements of Schuler Homes, Inc. as of December 31, 1997 and December 31, 1996 and for each of the three fiscal years in the period ended December 31, 1997, included in this Prospectus, have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein.

    With respect to the unaudited consolidated interim financial information for the three-month periods ended March 31, 1998 and March 31, 1997, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and incorporated herein by reference, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subjected to the liability provisions of Section 11 of the Securities Act of 1933 (the "Act") for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Auditors.............................................................................        F-2

Consolidated Balance Sheets, December 31, 1997 and 1996....................................................        F-3

Consolidated Statements of Operations for years ended December 31, 1997, 1996 and 1995.....................        F-4

Consolidated Statements of Stockholders' Equity for years ended December 31, 1997, 1996 and 1995...........        F-5

Consolidated Statements of Cash Flows for years ended December 31, 1997, 1996 and 1995.....................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Schuler Homes, Inc.

    We have audited the accompanying consolidated balance sheets of Schuler Homes, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Schuler Homes, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Honolulu, Hawaii
March 5, 1998

                              SCHULER HOMES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                            DECEMBER 31,
                                                                                   ------------------------------
                                                                                        1997            1996
                                                                                   --------------  --------------
ASSETS

Cash and cash equivalents (restricted -- Note 2).................................  $    3,842,000  $    1,619,000
Receivables......................................................................         880,000         425,000
Prepaid income taxes.............................................................       1,682,000       2,604,000
Amount due from affiliate (Note 7)...............................................          24,000          26,000
Real estate inventories (Note 3).................................................     291,081,000     238,358,000
Investments in unconsolidated joint ventures (Note 4)............................      16,026,000      11,611,000
Deposits.........................................................................       1,691,000         483,000
Deferred offering costs, net (Note 9)............................................       1,171,000       1,399,000
Notes receivable (Note 2)........................................................       2,406,000       3,944,000
Deferred income taxes (Note 6)...................................................       4,002,000       7,356,000
Intangibles, net (Note 1)........................................................      13,742,000        --
Other assets.....................................................................       4,024,000       1,122,000
                                                                                   --------------  --------------
Total assets.....................................................................  $  340,571,000  $  268,947,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable.................................................................  $   12,805,000  $      593,000
Accrued expenses.................................................................      13,207,000       8,699,000
Notes payable to bank (Note 5)...................................................      91,077,000      44,690,000
Notes payable to others..........................................................       2,627,000        --
Convertible subordinated debentures (Note 9).....................................      57,500,000      57,500,000
                                                                                   --------------  --------------
Total liabilities................................................................     177,216,000     111,482,000

Commitments and contingencies (Notes 5 and 10)

Stockholders' equity (Notes 1, 8 and 9):
  Common stock, $.01 par value; 30,000,000 shares authorized; 20,874,927 and
    20,874,177 shares issued at December 31, 1997 and 1996, respectively.........         209,000         209,000
  Additional paid-in capital.....................................................      93,100,000      93,096,000
  Retained earnings..............................................................      75,046,000      69,160,000
  Treasury stock, at cost; 774,000 shares at December 31, 1997 and 1996..........      (5,000,000)     (5,000,000)
                                                                                   --------------  --------------
Total stockholders' equity.......................................................     163,355,000     157,465,000
                                                                                   --------------  --------------
Total liabilities and stockholders' equity.......................................  $  340,571,000  $  268,947,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                            See accompanying notes.

                              SCHULER HOMES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              YEAR ENDED DECEMBER 31,
                                                                   ----------------------------------------------
                                                                        1997            1996            1995
                                                                   --------------  --------------  --------------
Residential real estate sales....................................  $  229,624,000  $   93,645,000  $  132,897,000
Costs and expenses:
  Residential real estate sales..................................     184,843,000      76,612,000     101,356,000
  Inventory impairment loss (Note 3).............................        --            23,910,000       9,405,000
  Selling and commissions........................................      17,268,000       7,767,000       7,333,000
  General and administrative (Note 7)............................      13,596,000       4,179,000       4,167,000
                                                                   --------------  --------------  --------------
Total costs and expenses.........................................     215,707,000     112,468,000     122,261,000
Income (loss) from unconsolidated joint ventures (Note 4)........        (136,000)        157,000         967,000
                                                                   --------------  --------------  --------------
Operating income (loss)..........................................      13,781,000     (18,666,000)     11,603,000
Other income (expense)...........................................      (4,261,000)         (9,000)        462,000
                                                                   --------------  --------------  --------------
Income (loss) before provision for income taxes..................       9,520,000     (18,675,000)     12,065,000
Provision (credit) for income taxes (Note 6).....................       3,634,000      (7,289,000)      4,703,000
                                                                   --------------  --------------  --------------
Net income (loss)................................................  $    5,886,000  $  (11,386,000) $    7,362,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Net income (loss) per share (Note 11):
  Basic..........................................................  $         0.29  $        (0.55) $         0.35
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
  Diluted........................................................  $         0.29  $        (0.55) $         0.35
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                            See accompanying notes.

                              SCHULER HOMES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                             COMMON STOCK      ADDITIONAL
                                         --------------------   PAID-IN     RETAINED     TREASURY
                                          SHARES     AMOUNT     CAPITAL     EARNINGS      STOCK        TOTAL
                                         ---------  ---------  ----------  -----------  ----------  -----------
Balance at December 31, 1994...........  20,874,177 $ 209,000  $93,096,000 $73,184,000  $   --      $166,489,000
Net income.............................     --         --          --        7,362,000      --        7,362,000
                                         ---------  ---------  ----------  -----------  ----------  -----------
Balance at December 31, 1995...........  20,874,177   209,000  93,096,000   80,546,000      --      173,851,000
Reacquisition of the Company's common
  stock................................   (774,000)    --          --          --       (5,000,000)  (5,000,000)
Net loss...............................     --         --          --      (11,386,000)     --      (11,386,000)
                                         ---------  ---------  ----------  -----------  ----------  -----------
Balance at December 31, 1996...........  20,100,177   209,000  93,096,000   69,160,000  (5,000,000) 157,465,000
Issuance of common stock from exercise
  of stock options (Note 8)............        750     --           4,000      --           --            4,000
Net income.............................     --         --          --        5,886,000      --        5,886,000
                                         ---------  ---------  ----------  -----------  ----------  -----------
Balance at December 31, 1997...........  20,100,927 $ 209,000  $93,100,000 $75,046,000  $(5,000,000) $163,355,000
                                         ---------  ---------  ----------  -----------  ----------  -----------
                                         ---------  ---------  ----------  -----------  ----------  -----------

                            See accompanying notes.

                              SCHULER HOMES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              YEAR ENDED DECEMBER 31,
                                                                   ----------------------------------------------
                                                                        1997            1996            1995
                                                                   --------------  --------------  --------------
OPERATING ACTIVITIES:
Net income (loss)................................................  $    5,886,000  $  (11,386,000) $    7,362,000
Adjustment to reconcile net income to net cash used in operating activities:
  Depreciation and amortization expense..........................       2,883,000         814,000         715,000
  (Income) loss from unconsolidated joint ventures...............         143,000         (72,000)     (1,067,000)
  Sales financed by Company......................................        --              (152,000)       (245,000)
  Principal payments of notes receivable.........................       2,303,000         190,000         424,000
Changes in assets and liabilities:
  (Increase) decrease in receivables.............................         654,000          92,000      40,628,000
  (Increase) decrease in prepaid income taxes....................         922,000      (2,047,000)       (557,000)
  (Increase) decrease in deposits................................      (1,208,000)        518,000        (901,000)
  (Increase) decrease in real estate inventories.................     (12,775,000)     10,358,000     (37,882,000)
  (Increase) decrease in other assets............................      (1,295,000)       (261,000)         27,000
  Increase (decrease) in accounts payable........................       7,438,000        (420,000)        158,000
  Increase (decrease) in accrued expenses........................       3,696,000         (16,000)       (330,000)
  Change in deferred income taxes................................       3,354,000      (5,538,000)       (418,000)
  Increase (decrease) in contract dispute resolution cost
    payable......................................................        --              --            (7,979,000)
                                                                   --------------  --------------  --------------
    Net cash provided by (used in) operating activities..........      12,001,000      (7,920,000)        (65,000)

INVESTING ACTIVITIES:
Payment for purchase of Melody Homes and Mortgage, net of cash
  acquired.......................................................     (29,508,000)       --              --
Investments in unconsolidated joint ventures.....................      (2,980,000)       --              (205,000)
Advances to unconsolidated joint ventures........................      (1,724,000)     (4,082,000)       (562,000)
Repayments of advances to unconsolidated joint ventures..........         145,000       4,248,000         239,000
Capital distributions from unconsolidated joint ventures.........        --               128,000       4,301,000
Purchase of property and equipment...............................        (664,000)        (39,000)       (141,000)
                                                                   --------------  --------------  --------------
    Net cash provided by (used in) investing activities..........     (34,731,000)        255,000       3,632,000

FINANCING ACTIVITIES:
Proceeds from bank borrowings....................................     223,147,000     115,723,000     151,021,000
Principal payments on bank borrowings............................    (198,427,000)   (107,814,000)   (141,957,000)
Principal payments on note payable to others.....................        --              --           (14,583,000)
Advances to affiliates...........................................         (98,000)       (116,000)       (109,000)
Repayment of advances from affiliates............................          99,000         115,000         123,000
Decrease in deferred offering costs..............................         228,000         229,000         230,000
Proceeds from issuance of common stock from exercise of stock
  options........................................................           4,000        --              --
Reacquisition of the Company's common stock......................        --            (5,000,000)       --
                                                                   --------------  --------------  --------------
    Net cash provided by (used in) financing activities..........      24,953,000       3,137,000      (5,275,000)
                                                                   --------------  --------------  --------------
Increase (decrease) in cash......................................       2,223,000      (4,528,000)     (1,708,000)
Cash and cash equivalents (restricted) at beginning of period....       1,619,000       6,147,000       7,855,000
                                                                   --------------  --------------  --------------
Cash and cash equivalents (restricted) at end of period..........  $    3,842,000  $    1,619,000  $    6,147,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

                            See accompanying notes.

                              SCHULER HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  GENERAL

    Schuler Homes, Inc. (the Company) was incorporated in Hawaii in March 1988 and, during January 1992, was reincorporated in Delaware. The Company is engaged in the development and sale of residential real estate in the following states:
Colorado, Hawaii, Northern California, Oregon and Washington.

    On January 8, 1997, the Company completed the acquisition of the common stock of Melody Homes, Inc., a Colorado homebuilder (Melody), and Melody Mortgage Company (Melody Mortgage), a mortgage brokerage firm for Melody home buyers. The consideration of approximately $24,100,000 (excludes $4,000,000 of the covenant-not-to-compete paid to certain former Melody shareholders and certain other acquisition related costs) consisted of cash, in addition to liabilities assumed of approximately $26,500,000. The transaction has been accounted for under the purchase method of accounting, wherein goodwill and a covenant-not-to-compete in the combined amount of approximately $14,500,000 has been recognized by the Company after recording other purchase adjustments necessary to allocate the purchase price to the value of assets acquired and liabilities assumed.

    On July 31, 1997, the Company (through a new wholly-owned subsidiary, SHLR of Washington, Inc., incorporated in the state of Washington) acquired a 49% interest in Stafford Homes (Stafford). The Company has an option to purchase the remaining 51% interest, subject to certain contingencies.

    The Company has ownership interests in the following entities:

    - Melody Homes, Inc., a wholly-owned subsidiary incorporated in Delaware -- This entity is engaged in the development and sale of residential real estate in Colorado.

    - Melody Mortgage Co., a wholly-owned subsidiary incorporated in Colorado -- This entity is a mortgage brokerage firm for Melody home buyers.

    - Schuler Homes of California, Inc., a wholly-owned subsidiary incorporated in California -- This entity is engaged in the development and sale of residential real estate in California. This entity was formed in June, 1996.

    - Schuler Homes of Washington, Inc., a wholly-owned subsidiary incorporated in the state of Washington -- This entity is engaged in the development and sale of residential real estate in the state of Washington. This entity was formed in August, 1996.

    - Schuler Homes of Oregon, Inc., a wholly-owned subsidiary incorporated in Oregon -- This entity is engaged in the development and sale of residential real estate in Oregon. This entity was formed in October, 1996.

    - SHLR of Washington, Inc., a wholly-owned subsidiary incorporated in the state of Washington -- This entity owns a 49% interest in SSHI LLC (dba Stafford Homes), which is engaged in the development and sale of residential real estate in the state of Washington.

    - Schuler Realty/Maui, Inc., a wholly-owned subsidiary incorporated in Hawaii -- This entity provides sales services in connection with the Company's projects on the island of Maui.

    - Schuler Realty/Oahu, Inc., a wholly-owned subsidiary incorporated in Hawaii -- This entity provides sales services in connection with the Company's projects on the island of Oahu.

                              SCHULER HOMES, INC.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    - Lokelani Construction Corporation, a wholly-owned subsidiary incorporated in Delaware -- This entity serves as the general contractor on certain of the Company's projects.

    - Waiakoa Estates Subdivision Joint Venture (WESJV), an unincorporated joint venture -- The Company has a 50% interest in WESJV, which is engaged in the development and sale of residential lots on the island of Maui.

    - Iao Partners (Iao), a general partnership -- The Company has a 50% interest in Iao, which is engaged in the development and sale of residential projects on the island of Maui.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments and other short-term investments (less than 3 months) to be cash equivalents.

  REAL ESTATE INVENTORIES

    Real estate inventories consist of raw land, lots under development, houses under construction and completed homes. Prior to 1995, these assets were carried at the lower of cost or estimated net realizable value. Estimated net realizable value represented management's estimates, based on management's plans and intentions, of sale prices less disposition costs, assuming that disposition occurred in the normal course of business. During the fourth quarter of 1995, the Company changed its method of accounting for the carrying amount of its real estate inventories by adopting FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Under the new standard, inventories which are substantially completed are carried at the lower of cost or fair value less cost to sell. Fair value is determined by applying a risk adjusted discount rate to estimates of future cash flows, resulting in a lower value than under the net realizable value method previously required. In addition, land held for future development or inventories under current development are adjusted to fair value, only if an impairment to their value is indicated. There was no cumulative effect of adopting FASB Statement No. 121.

    The estimates of future cash flows require significant judgment relating to level of sales prices, rate of new home sales, amount of marketing costs and price discounts needed in order to stimulate sales, rate of increase in the cost of building materials and labor, introduction of building code modifications, and economic and real estate market conditions in general. Accordingly, there exists at any date, a reasonable possibility that changes in estimates will occur in subsequent periods.

    All direct and indirect land costs, all development and construction costs, and applicable carrying charges (primarily interest) are capitalized to real estate projects during the development period. The capitalized costs

                              SCHULER HOMES, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) are assigned to individual components of projects based on specific identification, if practicable, or allotted based on relative sales value (in accordance with FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects"). Selling expenses and other marketing costs are expensed in the period incurred and are included in cost of residential real estate sold in the accompanying consolidated statements of operations.

  UNCONSOLIDATED JOINT VENTURES

    Investments in unconsolidated joint ventures consist of the Company's interest in real estate ventures, and are accounted for using the equity method.

  DEPOSITS

    Deposits consist of amounts paid relating to potential purchases of land.

  INTANGIBLES

    Intangibles consist of goodwill and the covenant not-to-compete, which resulted from the acquisition of Melody. The intangibles are being amortized on a straight-line basis over a 20-year period. Accumulated amortization at December 31, 1997 is approximately $723,000.

  SALES AND PROFIT RECOGNITION

    A sale is generally recorded and profit recognized when closings have occurred and a buyer has met down payment and continuing investment criteria required by generally accepted accounting principles.

  INTEREST RATE SWAP

    The Company entered into an interest-rate swap agreement to modify the interest characteristics of its outstanding debt. This agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest incurred related to the debt (the accrual accounting method). The fair value of the swap agreement is not recognized in the financial statements. In the event of the termination of the interest-rate swap agreement, gains and losses would be deferred as an adjustment to the carrying amount of the outstanding debt and amortized as an adjustment to interest incurred related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in income coincident with the extinguishment.

  RECLASSIFICATIONS

    Certain amounts in the unconsolidated financial statements for the years ended December 31, 1996 and 1995 have been reclassified to conform to the 1997 presentation.

                              SCHULER HOMES, INC.

2.  NOTES RECEIVABLE

    Notes receivable consist primarily of notes receivable on seller financed sales of residential units and residential lots in Hawaii. The notes provide for terms and conditions similar to those offered by financial institutions and are collateralized by the residential units and residential lots sold. Certain of the notes are collateralized by second mortgages relating to home buyers who purchased homes as part of the Company's "zero-down" sales program. Revenue and profit recognition on such transactions are deferred until the down payment requirement for revenue and profit recognition is met. In March 1997, the Company sold second mortgage notes of approximately $2,500,000, resulting in the recognition of sales and gross profit of approximately $11,303,000 and $817,000 (net of discount and collection reserve relating to the sale), respectively (includes five sales which closed during the first quarter of 1997). The collection reserve results in a restriction on the Company's cash in the amount of approximately $506,000. Revenue and gross profit deferred on such transactions during the year ended December 31, 1997 was $3,443,000 and $493,000, respectively. Cash of $2,395,000 was received from buyers' third party lenders in connection with "zero-down" sales during the year ended December 31, 1997.

3.  REAL ESTATE INVENTORIES

    Real estate inventories consist of the following:

                                                                        DECEMBER 31,
                                                               ------------------------------
                                                                    1997            1996
                                                               --------------  --------------
Unimproved land held for future development..................  $   42,955,000  $   40,940,000
Development projects in progress.............................     205,060,000     131,756,000
Completed inventory (including lots held for sale)...........      43,066,000      65,662,000
                                                               --------------  --------------
                                                               $  291,081,000  $  238,358,000
                                                               --------------  --------------
                                                               --------------  --------------

    Completed inventory includes residential units which are substantially ready for occupancy.

    Pursuant to the adoption of FASB Statement No. 121, the Company recognized an impairment loss of $9,405,000 in 1995, which related to completed inventories at December 31, 1995. The Company's completed inventory comprised a larger component of total inventory as of December 31, 1995 as compared to December 31, 1994, with substantially all of the increase occurring during the fourth quarter of 1995. During 1996, the Company recognized an impairment loss of $23,910,000, primarily related to a) an increase in completed inventories due to the substantial completion of a high-rise project and b) the decline experienced by the Company in the rate of new home sales contracts entered into, which resulted in a more conservative outlook with respect to the estimate of future cash flows for certain other completed projects, on some of which, impairment losses were recognized in 1995. No losses were recognized on land held for future development or inventories under current development.

    The Company has notes payable to land sellers with a principal balance of $2,627,000 at December 31, 1997, which relate to land purchased for future residential development. The notes are secured by mortgages on the purchased land.

                              SCHULER HOMES, INC.

4.  INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

    Condensed combined financial information as of December 31, 1997, 1996 and 1995 and for the years then ended are as follows:

                                                      1997           1996           1995
                                                  -------------  -------------  -------------
Assets (primarily real estate inventories)......  $  53,298,000  $  17,074,000  $  17,189,000
Liabilities.....................................     30,452,000        155,000        272,000
                                                  -------------  -------------  -------------
Equity..........................................  $  22,846,000  $  16,919,000  $  16,917,000
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------

Revenues........................................  $  22,011,000  $   6,657,000  $  10,472,000
Expenses........................................     22,071,000      6,166,000      8,347,000
                                                  -------------  -------------  -------------
Net income (loss)...............................  $     (60,000) $     491,000  $   2,125,000
                                                  -------------  -------------  -------------
                                                  -------------  -------------  -------------

    On July 31, 1997, the Company (through a new wholly-owned subsidiary, SHLR of Washington, Inc., incorporated in the state of Washington) acquired a 49% interest in Stafford. The Company has an option to purchase the remaining 51% interest, subject to certain contingencies. In connection with this acquisition, the Company entered into an agreement to make revolving loans to the acquiree in an aggregate principal amount of up to $5,000,000. At December 31, 1997, outstanding loans pursuant to this agreement totaled $1,500,000. The Company accounts for this investment as an unconsolidated joint venture under the equity method of accounting. The increase in amounts on the above table from 1996 to 1997 is due primarily to the acquisition of a 49% interest in Stafford.

    The Company's investment in WESJV includes $400,000 paid to the other venturer under an option agreement, which gave the Company the right for a certain period, as defined, to require the other venturer to contribute the land to WESJV for its project. A portion of the option payment is amortized as sales occur. In addition, the Company earns management fees from WESJV and Iao. The option fee amortization and management fees are included in income from unconsolidated joint ventures in the accompanying consolidated statements of operations.

    Investment in unconsolidated joint ventures includes accrued but unpaid partnership management fees due from the Company's 50% general partner in Iao of $583,000 and $513,000 at December 31, 1997 and 1996, respectively. The Iao partnership agreement provides for the payment of the partnership management fees to the Company from the cash flow of Iao.

    The Company's loss from unconsolidated joint ventures in 1997 is primarily the result of the Company's share of the loss recognized by Iao of $397,000, offset in part by the Company's share of the income of Stafford of $329,000. As of December 31, 1997, the Company's cumulative share of the undistributed profits of its joint ventures is $6,756,000.

    Included in liabilities are advances from the Company to its unconsolidated joint ventures of $1,521,000, $0 and $243,000 at December 31, 1997, 1996 and
1995, respectively.

5.  NOTES PAYABLE TO BANK

    In March 1997, the Company amended its Credit Agreement, increasing the unsecured revolving line of credit facility from $110,000,000 to $137,600,000. The facility expires on July 1, 1999 and includes an option for the lenders to extend the term for an additional year. The Company can select an interest rate based on either

                              SCHULER HOMES, INC.

5.  NOTES PAYABLE TO BANK (CONTINUED)
LIBOR (1, 2, 3 or 6 month term) or prime for each borrowing. Based on the Company's leverage ratio, as defined, the interest rate may vary from LIBOR plus 1.5% to 2% or prime plus 0% to 0.25%. The Company's ability to draw upon its line of credit is dependent upon meeting certain financial ratios and covenants. As of December 31, 1997, the Company met such financial ratios and covenants.

    In October 1996, the Company entered into an interest rate swap to pay LIBOR of 5.89% (fixed over 5 years) on $30,000,000, while receiving in return an interest payment at a floating one-month LIBOR. However, if the one-month LIBOR resets at or above 8%, the swap reverses for that payment period and no interest payments are exchanged. The interest rate differential to be received or paid is recognized during the period as an adjustment to interest incurred.

    The Company's notes payable at December 31, 1997 consist of borrowings under its credit facilities. At December 31, 1997, the Company's bank borrowings were at interest rates of prime (8.5%) and LIBOR plus 1.75%, (7.875% to 8.0%). At December 31, 1997, $46,523,000 of the Company's lines of credit is unused, of which $6,447,000 is restricted for outstanding but unused letters of credit.

    The interest amounts in this paragraph relate to notes payable to bank and others and the convertible subordinated debentures. The Company paid interest of approximately $11,644,000, $7,972,000 and $5,877,000 during the years ended December 31, 1997, 1996 and 1995, respectively. Interest incurred during 1997, 1996 and 1995 was approximately $11,845,000, $7,865,000 and $5,833,000, respectively. All of such interest was capitalized to real estate inventories except for $2,985,000 and $270,000 in 1997 and 1996, respectively, which was expensed and not capitalized, as such interest related to assets which did not meet the requirements for capitalization. The difference between the amount of interest paid and the amount incurred is comprised of accrued interest payable. Interest, previously capitalized to real estate inventories, expensed as a component of cost of residential real estate sales during 1997, 1996 and 1995 totaled $6,666,000, $3,247,000 and $3,430,000, respectively.

    The following information relates to notes payable to bank at December 31, 1997 and 1996 and interest thereon during the years then ended:

                                       WEIGHTED AVERAGE       MAXIMUM AMOUNT       AVERAGE DAILY       WEIGHTED AVERAGE
                                       INTEREST RATE AT     OUTSTANDING DURING  AMOUNT OUTSTANDING       INTEREST RATE
                                        END OF THE YEAR          THE YEAR         DURING THE YEAR      DURING THE YEAR*
                                     ---------------------  ------------------  -------------------  ---------------------
1997...............................              7.9%        $    113,600,000     $   104,739,000                7.7%
                                                  --                                                              --
                                                  --                                                              --
                                                            ------------------  -------------------
                                                            ------------------  -------------------
1996...............................              7.5%        $     68,467,000     $    54,529,000                7.5%
                                                  --                                                              --
                                                  --                                                              --
                                                            ------------------  -------------------
                                                            ------------------  -------------------

* Computed by dividing related interest charged by the average daily amount outstanding during the year.

                              SCHULER HOMES, INC.

6.  INCOME TAXES

    The following summarizes the provision for income taxes:

                                                             YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                         1997          1996          1995
                                                     ------------  ------------  ------------
Currently payable:
  Federal..........................................  $    343,000  $ (1,480,000) $  4,335,000
  State............................................       (61,000)     (271,000)      786,000
                                                     ------------  ------------  ------------
                                                          282,000    (1,751,000)    5,121,000
Deferred:
  Federal..........................................     2,843,000    (4,687,000)     (354,000)
  State............................................       509,000      (851,000)      (64,000)
                                                     ------------  ------------  ------------
                                                        3,352,000    (5,538,000)     (418,000)
                                                     ------------  ------------  ------------
Provision (credit) for income taxes................  $  3,634,000  $ (7,289,000) $  4,703,000
                                                     ------------  ------------  ------------
                                                     ------------  ------------  ------------

    The provision for income taxes on adjusted historical income differs from the amounts computed by applying the applicable Federal statutory rates due to the following:

                                                             YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                         1997          1996          1995
                                                     ------------  ------------  ------------
Provision (credit) for federal income taxes at the
  statutory rate...................................  $  3,343,000  $ (6,559,000) $  4,237,000
Provision (credit) for state income taxes, net of
  federal income tax benefits......................       290,000      (727,000)      470,000
Other..............................................         1,000        (3,000)       (4,000)
                                                     ------------  ------------  ------------
Provision (credit) for income taxes................  $  3,634,000  $ (7,289,000) $  4,703,000
                                                     ------------  ------------  ------------
                                                     ------------  ------------  ------------

    Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting purposes. The primary components of the Company's deferred income taxes relate to capitalized interest and inventory impairment losses (Note 3). At December 31, 1997, the total deferred tax liabilities (primarily resulting from capitalized interest) and total deferred tax assets (primarily resulting from inventory impairment losses) are $2,581,000 and $6,583,000, respectively.

    Income tax payments of $455,000, $585,000 and $5,750,000 were made during 1997, 1996 and 1995, respectively.

7.  RELATED PARTY TRANSACTIONS

    James K. Schuler, the Company's chief executive officer, was the Company's sole stockholder prior to the initial public offering and owns a majority of the common shares outstanding as of December 31, 1997 and 1996.

    The Company and an affiliate wholly-owned by Mr. Schuler, have a management agreement pursuant to which certain management and administrative personnel of the Company perform certain functions for the affiliate. The affiliate reimburses the Company on a quarterly basis for its cost of providing such services. During

                              SCHULER HOMES, INC.

7.  RELATED PARTY TRANSACTIONS (CONTINUED)
1997, 1996 and 1995, $97,000, $116,000 and $109,000 was charged to the affiliate by the Company pursuant to this agreement. At December 31, 1997, $24,000, which was charged for the quarter then ended, is included in the amount due from affiliates. Such amount was subsequently paid in full by the affiliate.

    From time to time, the Company engages the law firms in which directors of the Company are partners. During 1997, 1996 and 1995, legal fees of approximately $322,000, $60,000 and $110,000, respectively, to such firms were incurred by the Company.

    At December 31, 1997 and 1996, Mr. Schuler, as an individual, had notes receivable and accrued interest thereon totaling approximately $750,000 and $680,000, respectively, from a consultant to the Company.

    In connection with his consultation services relating to the acquisition of Melody, the Company paid a fee of $90,000 to Mr. Martin T. Hart, a member of the Company's Board of Directors.

8.  EMPLOYEE BENEFIT AND STOCK OPTION PLANS

    The Company sponsors a 401(k) defined contribution retirement savings plan that covers substantially all employees of the Company after completion of one year of service. Company contributions to this plan, which include amounts based on a percentage of employee contributions as well as discretionary contributions, were $89,000, $116,000, and $106,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

    In January 1992, the Company adopted a stock option plan (the "Plan"). Under the Plan, options to purchase an aggregate of not more than 1,000,000 shares of common stock may be granted from time to time to key employees, officers and directors of the Company. The options vest 25% one year after being granted. Thereafter, vesting occurs pro rata each month until 100% vesting is attained four years after the grant date. The maximum term of the options granted is 10 years.

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: risk-free interest rates of 6.4%, 6.0% and 6.6%; dividend yields of 0%, 0% and 0%; volatility factors of the expected market price of the Company's common stock of 0.32, 0.33 and 0.33; and a weighted-average expected life of the option of 3.25 years, 4 years and 4 years.

    The Black-Scholes option valuation model used was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and

                              SCHULER HOMES, INC.

8. EMPLOYEE BENEFIT AND STOCK OPTION PLANS (CONTINUED) because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The effect of applying FASB Statement No. 123 on pro forma net income (loss) for 1997, 1996 and 1995 are not likely to be representative of the effects for future years, since the 1997, 1996 and 1995 pro forma net income (loss) amounts reflect expense for only one, two and three years vesting, respectively. The Company's pro forma information follows:

                                                        1997           1996           1995
                                                    ------------  --------------  ------------
Pro forma net income (loss).......................  $  5,122,000  $  (11,508,000) $  7,282,000
Pro forma net income (loss) per share:
  Basic...........................................  $       0.25  $        (0.56) $       0.35
  Diluted.........................................          0.25           (0.56)         0.35

    A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                                          1997                     1996                      1995
                                                 ----------------------  ------------------------  ------------------------
                                                             WEIGHTED                 WEIGHTED                  WEIGHTED
                                                              AVERAGE                  AVERAGE                   AVERAGE
                                                             EXERCISE                 EXERCISE                  EXERCISE
                                                  OPTIONS      PRICE      OPTIONS       PRICE       OPTIONS       PRICE
                                                 ---------  -----------  ---------  -------------  ---------  -------------
Outstanding -- beginning of year...............    369,885   $      12     325,489    $      14      249,131    $      19
Granted........................................    523,501           6      88,500            6      157,150           10
Exercised......................................       (750)          6      --           --           --           --
Forfeited......................................   (281,551)         13     (44,104)          12      (80,792)          23
                                                                                             --                        --
                                                 ---------       -----   ---------                 ---------
Outstanding -- end of year.....................    611,085   $       6     369,885    $      12      325,489    $      14
                                                                                             --                        --
                                                                                             --                        --
                                                 ---------       -----   ---------                 ---------
                                                 ---------       -----   ---------                 ---------
Exercisable at end of year.....................     39,889   $      10     202,126    $      15      129,770    $      16
Weighted-average fair value of options granted
  during the year..............................  $    1.80               $    2.15                 $    3.77

    Exercise prices for options outstanding as of December 31, 1997 ranged from $6 to $26. At December 31, 1997, there are 593,251 and 17,834 options outstanding with weighted average exercise prices of $6 and $15, respectively.

    In 1997, option holders were permitted to receive new options in exchange for certain of their existing outstanding options (covering up to an aggregate of approximately 271,000 shares of Common Stock). Options for 256,000 shares were exchanged in 1997 at a new exercise price of $5.625. The new options became subject to a new vesting schedule and the existing options were canceled.

                              SCHULER HOMES, INC.

9.  CONVERTIBLE SUBORDINATED DEBENTURES

    On January 28, 1993, the Company issued $50,000,000 principal amount of
6 1/2% Convertible Subordinated Debentures, which are due January 15, 2003. On February 25, 1993, the related over-allotment option for an additional $7,500,000 was exercised in full. The Debentures are convertible at any time prior to maturity into shares of the Company's common stock at a conversion price of $21.83 per share, subject to adjustment under certain conditions. The Company received net proceeds from the offering of approximately $55,200,000 (net of offering costs of approximately $2,300,000). The Company used a portion of such proceeds to purchase $51,500,000 of additional land inventory for residential development, using the balance of $3,700,000 to repay a portion of the Company's borrowings under its line of credit. The offering costs are being amortized over the term of the debentures using the interest method.

10.  COMMITMENTS AND CONTINGENCIES

    At December 31, 1997, the Company had under contract to purchase for approximately $5,450,000, land for future residential development. Those purchases were completed subsequent to December 31, 1997.

    Certain of the Company's land purchase agreements require the Company to make additional payments to the seller if the average sales price or number of homes built on such land exceeds an amount stated in such purchase agreements. Amounts paid pursuant to these agreements have not been significant.

    One of the agreements for land purchased during early 1993 includes a provision for the Company to pay the previous owner of the land additional amounts if the number of units developed exceeds 580. The Company may develop up to 832 units for sale. The Company is obligated to pay an additional $20,000 for each residential unit in excess of 580 residences. Accordingly, the Company may be obligated to pay the previous owner of the land an additional $5,040,000. The additional payments are earned by the previous owners upon the issuance of a certificate of occupancy for each excess unit. Such payments are payable at the closing of the sale of each excess unit. The payments are secured by a subordinated mortgage on a portion of the purchased land. As of December 31, 1997, the Company has paid $660,000 and accrued $1,200,000, for a total of $1,860,000 related to the construction of 93 units in excess of 580.

    In April 1996, the Company was served with a purported class action complaint by owners of units and the Association of Owners of Fairway Village at Waikele, alleging among other things material construction defects and deficiencies, misrepresentations regarding the cost of insurance and breach of a covenant of good faith and fair dealing. The complaint does not specify an amount of damages, but includes a claim for punitive damages. Although this litigation is at an early stage of discovery, based upon its current understanding of the lawsuit, the Company believes the claims to be largely without merit and that potential third party defendants and insurance coverage exist to offset a material portion of any damage from the related claims. The Court has denied the motion to certify the class, and the litigation continues to be vigorously defended. A court date has a been set for April, 1999. If this lawsuit were decided adversely to the Company in all respects, it could have a material adverse effect on the Company's business, financial condition and operating results.

    The Company is also from time to time involved in routine litigation or threatened litigation arising in the ordinary course of its business. Such matters, if decided adversely to the Company, would not, in the opinion of management, have a material adverse effect on the financial condition of the Company.

11.  NET INCOME (LOSS) PER SHARE

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which requires companies to change the method currently used to compute earnings per share and

                              SCHULER HOMES, INC.

11.  NET INCOME (LOSS) PER SHARE (CONTINUED)
restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The employee stock options outstanding had no impact on the computation of diluted earnings per share. The convertible subordinated debentures were not included in the computation of diluted earnings per share because the effect would be antidilutive. The application of Statement No. 128 results in no change to earnings per share amounts previously presented for 1996 and 1995.

    Basic net income (loss) per share for the years ended December 31, 1997, 1996 and 1995 were computed using the weighted average number of common shares outstanding during the period of 20,100,267, 20,583,860 and 20,874,177, respectively.

    The computation of diluted net income(loss) per share for the years ended December 31, 1997, 1996 and 1995 resulted in amounts greater than the basic net income (loss) per share. Accordingly, the basic net income (loss) per share is also presented as the diluted net income (loss) per share.

12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

        Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

        Notes receivable: The carrying amount of the Company's notes receivable approximate their fair value, since the interest rate currently being offered on new notes is similar to the interest rates on existing notes.

        Accrued interest payable (included in accrued expenses) and notes payable to bank: The carrying amounts of the Company's accrued interest payable and notes payable to bank approximate their fair value.

        Convertible subordinated debentures: The fair value of $50,313,000 for the Company's convertible subordinated debentures is based on the quoted market price of 87.5 at December 31, 1997.

        Interest rate swap: The estimated fair value at December 31, 1997 is a liability of approximately $197,000 and is based on a bank quote. Credit loss from counterparty nonperformance is not anticipated.

                              SCHULER HOMES, INC.

13.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    Quarterly financial information for the years ended December 31, 1997 and 1996 are presented in the following summary:

                                                            THREE MONTHS ENDED
                                            --------------------------------------------------
                                             MARCH 31     JUNE 30   SEPTEMBER 30  DECEMBER 31
                                            -----------  ---------  ------------  ------------

                                                   (IN THOUSANDS EXCEPT PER SHARE DATA)
1997
Sales.....................................   $  49,958   $  52,457   $   61,057    $   66,152
Operating income (loss)...................       2,155       2,763        3,963         4,900
Pre-tax income (loss).....................       1,256       1,865        2,833         3,566
Net income (loss).........................         777       1,159        1,758         2,192
Earnings (loss) per share (diluted).......        0.04        0.06         0.09          0.11

1996
Sales.....................................   $  19,965   $  29,820   $   21,953    $   21,907
Operating income (loss)...................       1,391     (21,472)         742           673
Pre-tax income (loss).....................       1,552     (21,432)         787           418
Net income (loss).........................         948     (13,074)         485           255
Earnings (loss) per share (diluted).......        0.05       (0.63)        0.02          0.01

    Quarterly and year-to-date computations of per share amounts are made independently. Therefore, the sum of per share amounts for the quarters may not agree with per share amounts for the year. Certain immaterial reclassifications have been made to the quarterly financial information to conform to the year end presentation.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Initial Purchasers. This Prospectus does not constitute an offer to sell, or solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Prospectus Summary........................................................    4
Risk Factors..............................................................   15
Use of Proceeds...........................................................   22
Capitalization............................................................   22
Selected Consolidated Historical Financial Data...........................   23
The Exchange Offer........................................................   24
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   31
Business..................................................................   39
Management................................................................   49
Principal Stockholders....................................................   52
Certain Transactions......................................................   54
Description of Certain Indebtedness.......................................   55
Description of the Notes..................................................   56
Certain Federal Income Tax Considerations.................................   76
Plan of Distribution......................................................   78
Legal Matters.............................................................   79
Independent Auditors......................................................   79
Index to Consolidated Financial Statements................................  F-1

                                     [LOGO]

                              SCHULER HOMES, INC.

                                  $100,000,000

                            9% SENIOR NOTES DUE 2008
                                IN EXCHANGE FOR
                            9% SENIOR NOTES DUE 2008

                               ------------------

                                   PROSPECTUS
                                          , 1998

                            ------------------------

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the General Corporation Law of the state of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

    In accordance with Delaware Law, the certificate of incorporation of the Company contains a provision to limit the personal liability of the directors of the Registrant for violations of their fiduciary duty. This provision eliminates each director's liability to the Registrant or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or
(iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

    Article 5 of the Bylaws of the Registrant provides for indemnification of the officers and directors of the Registrant to the fullest extent permitted by applicable law.

    The Company has entered into indemnification agreements with its directors and officers. These agreements provide substantially broader indemnity rights than those provided under the Delaware Law and the Company's Bylaws. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against the Company or its directors or officers, but if a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by the Company, and the Company would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to the benefit of the Company but would be offset by the Company's obligations to the director or officer under the indemnification agreement.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    Exhibits

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------
       4.1   Indenture between the Company and Bishop Trust Company, Limited, as Trustee, dated as of January
             15, 1993. (Incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K
             dated January 21, 1993; Commission file number 0-19891).

       4.2   Form of Debenture (included in Exhibit 4.1).

  EXHIBIT
  NUMBER     DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------
       4.3   Indenture between the Company and U.S. Trust Company of California, N.A., as Trustee, dated as of
             May 6, 1998. (Incorporated by reference to Exhibit 4.4 of the Company's Quarterly Report on Form
             10-Q dated March 31, 1998; Commission file number 0-19891).

       4.4   Form of Notes (included in Exhibit 4.3). (Incorporated by reference to Exhibit 4.5 of the Company's
             Quarterly Report on Form 10-Q dated March 31, 1998; Commission file number 0-19891.)

       4.5   Registration Rights Agreement dated as of April 30, 1998 between the Company and the Initial
             Purchasers.

       5.1   Opinion of Brobeck, Phleger & Harrison LLP.

        12   Statement regarding computation of earnings to fixed charges.

        15   Acknowledgement of Independent Accountants.

      23.1   Consent of Brobeck, Phleger & Harrison LLP (contained in the opinion filed as Exhibit 5.1).

      23.2   Consent of Independent Auditors.

      24.1   Power of Attorney (contained on the signature page of this Registration Statement).

      25.1   Form T-1 Statement of Eligibility of U.S. Trust Company of California, N.A.

      99.1   Form of Letter of Transmittal.

      99.2   Form of Notice of Guaranteed Delivery.

    Financial Statement Schedules

    [None.]

ITEM 22.  UNDERTAKINGS

    1.  The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
    (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15 of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    2. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    3. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    4. The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement, relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    5. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    6. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment, all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    7. The undersigned registrant hereby undertakes to file an application for the purpose of determining eligibility of the Trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Honolulu, Hawaii, on this 25th day of June, 1998.

                                SCHULER HOMES, INC.

                                By:             /s/ JAMES K. SCHULER
                                     -----------------------------------------
                                                  James K. Schuler
                                        CHAIRMAN OF THE BOARD, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James K. Schuler and Pamela S. Jones, and each of them his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration Statement, and to sign any registration statement for the same offering covered by this registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that such attorneys-in-fact and agents or any of them, or his, her, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended. This Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board,
     /s/ JAMES K. SCHULER         President and Chief
------------------------------    Executive Officer            June 25, 1998
       James K. Schuler           (principal executive
                                  officer)

     /s/ MICHAEL T. JONES       Executive Vice President
------------------------------    of Operations and            June 25, 1998
       Michael T. Jones           Director

                                Senior Vice President of
     /s/ PAMELA S. JONES          Finance, Chief Financial
------------------------------    Officer and Director         June 25, 1998
       Pamela S. Jones            (principal financial
                                  officer)

                                Vice President of Finance,
   /s/ DOUGLAS M. TONOKAWA        Chief Accounting Officer
------------------------------    (principal accounting        June 25, 1998
     Douglas M. Tonokawa          officer)

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

      /s/ MARTIN T. HART
------------------------------           Director              June 25, 1998
        Martin T. Hart

  /s/ BERT T. KOBAYASHI, JR.
------------------------------           Director              June 25, 1998
    Bert T. Kobayashi, Jr.

   /s/ THOMAS A. BEVILACQUA
------------------------------           Director              June 25, 1998
     Thomas A. Bevilacqua